AEP INDUSTRIES INC.

2011 Annual Report

Leadership, innovation and growth. Our past defines our future.



Financial Highlights

AS OF AND FOR THE YEARS ENDED OCTOBER 31

	2007	2008	2009	2010	2011
	(Amounts in Thousands, Except Per Share Data and Ratios)				
Net sales	$666,318	$762,231	$744,819	$800,570	$974,792
Operating income	$52,866	$9,593	$60,387	$15,720	$25,231
Income (loss) from continuing operations	$22,877	$3,312	$30,429	$(523)	$12,388
Diluted income (loss) per share of common stock from continuing operations	$2.99	$0.48	$4.45	$(0.08)	$2.09
Net income (loss)	$30,052	$12,244	$31,528	$(566)	$12,388
Diluted net income (loss) per share of common stock	$3.93	$1.79	$4.61	$(0.08)	$2.09
Shareholders' equity	$42,370	$40,140	$75,800	$56,630	$49,986
Capital expenditures	$14,264	$27,984	$23,846	$15,904	$14,499
Working capital	$102,326	$105,787	$74,101	$70,547	$117,220
Working capital ratio	2.0 to 1	2.1 to 1	1.8 to 1	1.7 to 1	2.0 to 1
Total assets	$328,792	$390,840	$360,070	$350,796	$415,669



NET SALES
2007 2008 2009 2010 2011
800
700
600
500
400
300
200
100
0
In Millions Of Dollars



OPERATING INCOME
2007 2008 2009 2010 2011
80
70
60
50
40
30
20
10
0
In Millions Of Dollars



TOTAL ASSETS
2007 2008 2009 2010 2011
800
700
600
500
400
300
200
100
0
In Millions Of Dollars



J. BRENDAN BARBA,
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER,
AEP INDUSTRIES INC.

Shareholders' Letter

We have been working tirelessly to position the Company to capitalize on an upturn in the markets. Our efforts began paying off in 2011, as net sales for the year ended October 31, 2011 increased to $974.8 million, a 22% increase compared with $800.6 million for the fiscal year ended October 31, 2010. The rise in sales reflects a 10% increase in product volume for the year—a significant achievement given continued economic challenges—and we achieved volume increases in every product line within AEP. In total, AEP produced nearly 1 billion pounds of film in fiscal 2011, generating nearly $1 billion in revenue.

Gross profit for fiscal 2011 increased to $128.7 million, an increase of 17%, or $18.6 million, from fiscal 2010. Operating expenses increased by 9.5%, primarily as a result of increased volume sold, accruals related to employee cash performance incentives, and rising fuel costs, partly offsetting the positive impact of cost cutting initiatives implemented in the prior fiscal year.

Net income was $12.4 million in 2011 as compared to a net loss of $0.6 million in 2010. Adjusted EBITDA was $59.3 million in 2011, a 23% increase compared to $48.3 million in 2010.[1]

One of the most significant events of 2011 was our acquisition of substantially all of the assets and specified liabilities of Webster Industries, which we completed on October 14, 2011. The acquisition of Webster strengthens and diversifies our existing films business portfolio, which we believe will positively impact our profit going forward. We acquired Webster at an opportune time and at an advantageous price; this acquisition is a solid example of our disciplined approach to transactions and our ability to target acquisitions that we believe will deliver significantly positive operational and financial benefits to our business in the future.

We also made significant improvements to the Company's capital structure in 2011 by refinancing our Senior Subordinated Debt; in sum, we replaced 7-7/8% Senior Notes with 8-1/4% Senior Notes and increased the principal outstanding by $40 million. We believe the moderate increase in interest expense involved in this refinancing is a small amount to pay in these perilous economic times to extend the maturity of such debt into 2019.

Since we began AEP in 1970, quality, service and price have been the foundation of the Company's competitive advantage. We will continue to build on these centers of excellence. With our financial strength, leadership position and outstanding service reputation, we believe AEP is well-positioned to build on our record of success as a preferred flexible packaging supplier to North America's premier marketers.

Sincerely,

J. Brendan Barba

J. Brendan Barba

[1]See page 34 on our enclosed Form 10-K for a reconciliation to net income.

AEP film products are at work in a vast range of industries, and our solutions touch consumers' lives in many useful ways. Our role is to help North America's premier marketers ensure that the products they manufacture stay fresh, clean, new and protected at every stage from production to final use. AEP flexible packaging solutions deliver the seal of freshness and assurance of quality that consumers rely on every day.







AEP Products

AEP is a flexible packaging manufacturer, one of the dominant suppliers of this essential commodity throughout the North American market. The products we make—plastic wrap for shipping, packaging, food display and agricultural silage – are used in virtually every domestic industry that manufactures products for sale.

AEP competes from a position of strength in every market we serve. We are the market leader, or hold a strong number two or three position, in every market category we address. We leverage our leadership position to ensure volume purchasing and manufacturing efficiency. Our ability to purchase the resins that are the core component of our film products at lower aggregate cost due to our volume position has long been a key strength at AEP.

We also increase our competitive advantage through aggressive research and development. Our objective is to leverage the proven materials science expertise of AEP engineers and product developers to constantly increase product quality and lower costs. This continual process helps to strengthen customer relationships. Our clients rely on our ability to develop cost-effective solutions for new packaging challenges. Significantly, more than 50 percent of our research and development is dedicated to customizing packaging solutions to solve specific customer problems.

The function of flexible packaging is to protect the customer experience. In simple terms, AEP provides the packaging solutions needed to keep things fresh, new, clean and protected from factory to final customer. We're proud of our role as a key component in our clients' supply chains. Our solutions help them continually deliver customer satisfaction.


Invaluable to Every Industry

On October 14, 2011, AEP completed its acquisition of Webster Industries, a film manufacturer specializing in high value food contact products and private label branded trash bags. Without conflicting with existing lines of business, Webster strengthens and diversifies the AEP product portfolio and expands the Company's presence in the North American plastics industry.





With the addition of Webster Industries, AEP gains a strong foothold in the private label retail bag business, a national market with exceptional growth potential. Most notably, there is virtually no overlap with the Company's existing lines of business.

The Webster plant in Montgomery, Alabama adds 93 million pounds of film production to the AEP organization. The high value product lines this acquisition brings to the growing AEP family include food storage and freezer bags with resealable zipper and slider closures, as well as conventional trash bags sold as branded retail products. These products enjoy national retail distribution through prominent "big box" stores.

Going forward, we will apply our proven cost-cutting processes that have enabled AEP to be the low cost producer nationwide to our Montgomery plant. We expect to achieve significant efficiencies, and look forward to many new cross-selling opportunities. AEP is well positioned for sustained growth.

Stretching Our Solutions

WHEN SANDWICH AND FREEZER BAGS COME OFF THE LINE IN OUR MONTGOMERY, ALABAMA PLANT, WORKERS PACK THE MANUFACTURED PRODUCT INTO READY-FOR-SALE BOXES, THEN PACK THESE BOXES INTO CARTONS FOR SHIPMENT TO THE RETAILER. AEP PROVIDES FULL SERVICE SOLUTIONS.










AEP





At heart, AEP is a highly sophisticated process control organization. In all our plants, we have implemented an advanced Enterprise Resource Planning system to manage inventory, purchasing, production and finance. The software provides Key Performance Indicators on various aspects of Company operations. At every level, management uses these KPIs to constantly improve performance.

AEP leverages its high volume position to enhance its purchasing, manufacturing and supply chain efficiency. These efficiencies allow us to compete on price in our marketplace and provide a return to our shareholders. We also invest in research to continuously develop new films that deliver superior performance at less cost.

In 2011, our Research and Development department was able to develop new films that provide the same stretch, flex and barrier properties of many competitive products, but use less-expensive resins. In all, this materials research has yielded a savings in excess of $1 million. As a competitive measure, we have passed some of these savings on to our customers; another portion was reinvested back into the Company. This is just one example of the relentless cost-cutting focus that has enabled AEP to increase market share while reinforcing our leadership position.

Another new product created by AEP engineers in 2011 is a super premium mattress cover for high-end mattresses. Even during this recessionary period, the mattress industry has experienced sales growth in its premium and super premium market segment. Manufacturers asked AEP to develop a new top quality shipping cover for these top quality products. And AEP engineers responded with a high strength, top quality solution. This product development process adds to the Company's continued sales and volume growth.



THE ENHANCED STRETCH OF SUN GOLD II, OUR LATEST AGRICULTURAL PRODUCT, IS THE RESULT OF AEP ENGINEERS WORKING SYMBIOTICALLY WITH RESIN SUPPLIERS. WE LEVERAGE THEIR MATERIALS SCIENCE RESEARCH TO CONSTANTLY IMPROVE PRODUCT PERFORMANCE AND LOWER COSTS.


Constant Improvement



Strengthening the Value Chain, Every Day

In all customer interactions, AEP's strategic objective is to be the low cost producer, the reliable, proven partner, and the quality and service choice. Our ability to achieve these goals determines our success: we are a leader in every market we serve.

Since AEP's founding in 1970, we have grown the Company by staying close to our customers. Certainly, the physical proximity of our film production plants to our key suppliers and customers combined with the flexible manufacturing methodologies that enable us to produce the same high quality products at multiple locations all contributes to AEP's structural advantage. AEP packaging solutions are an essential component of the supply chains of North America's premier brands and marketers. We earn our reputation for reliable, on time delivery every day.

DIRECTORS

J. Brendan Barba
Chairman of the Board, President and Chief Executive Officer
AEP Industries Inc.

Kenneth Avia
Managing Principal
Avia Consulting Group LLC

Robert Bell
Executive Director
Charles B. Wang Foundation,
Charles B. Wang International Foundation

Ira M. Belsky
Retired
Attorney and Business Executive

Richard E. Davis
Vice President - Finance and Chief Financial Officer
Glatt Air Techniques Inc.

Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer
AEP Industries Inc.

Frank P. Gallagher
Retired
Former Chairman of Coach USA

Lawrence R. Noll
Vice President, Tax and Administration
AEP Industries Inc.

Lee C. Stewart
Independent Financial Consultant

CORPORATE OFFICERS

J. Brendan Barba
Chairman of the Board,
President and Chief Executive Officer

Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer

John J. Powers
Executive Vice President,
Sales and Marketing

Paul C. Vegliante
Executive Vice President,
Operations

Linda N. Guerrera
Vice President and Controller

Lawrence R. Noll
Vice President, Tax and Administration

James B. Rafferty
Vice President and Treasurer

KEY OPERATING OFFICERS

Gary Bobko
Vice President
PROformance Films Products

Richard Boyette
Vice President, Manufacturing
Polyvinyl Chloride Products

Robert Covella
Vice President,
Custom Film Products

David J. Cron
Senior Vice President,
Manufacturing

Robert Cron
Executive Vice President,
National Accounts

Philip A. Hernberg
Vice President, IPD Products

Sandra C. Major
Vice President and Secretary

Brian Ochsner
Vice President,
Stretch Film Products

Michael O'Neill
Vice President, Supply Chain

Steve Firmery
Division Manager,
Resinite Products

CORPORATE INFORMATION

General Counsel
Honigman Miller Schwartz and Cohn LLP
2290 First National Bldg.
660 Woodward Avenue
Detroit, MI 48226

Registrar and Transfer Agent
American Stock Transfer and Trust Co.
59 Maiden Lane
New York, New York 10038

Independent Registered Public Accounting Firm
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Corporate Headquarters
AEP Industries Inc.
125 Phillips Avenue
South Hackensack,
New Jersey 07606
201-641-6600
www.aepinc.com

AEP
INDUSTRIES INC.

AEP Industries Inc. 125 Phillips Avenue South Hackensack, NJ 07606 201.641.6600 • 800.999.2374 www.aepinc.com



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-14550

AEP INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1916107**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
125 Phillips Avenue, South Hackensack, New Jersey	**07606-1546**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(201) 641-6600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the common stock held by non-affiliates of the registrant as of April 29, 2011 was $98,935,611, based upon the closing price of $30.33 as reported by the Nasdaq Global Select Market on such date. Shares of common stock held by officers, directors and holders of more than 5% of the outstanding common stock have been excluded from this calculation because such persons may be deemed to be affiliates; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the registrant.

The number of shares of the registrant's common stock outstanding as of January 12, 2012 was 5,503,859.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2012 annual meeting of stockholders are incorporated by reference into Part III of this report to the extent described herein.

AEP INDUSTRIES INC.
INDEX TO FORM 10-K

Cautionary Note Regarding Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent our goals, beliefs, plans and expectations about our prospects for the future and other future events, such as our ability to generate sufficient working capital, the amount of availability under our credit facility, the anticipated pricing in resin markets, our ability to continue to maintain sales and profits of our operations, and the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs. Forward-looking statements include all statements that are not historical fact and can be identified by terms such as "may," "intend," "might," "will," "should," "could," "would," "anticipate," "expect," "believe," "estimate," "plan," "project," "predict," "potential," or the negative of these terms. Although these forward-looking statements reflect our good-faith belief and reasonable judgment based on current information, these statements are qualified by important factors, many of which are beyond our control, that could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to: the availability of raw materials; the ability to pass raw material price increases to customers in a timely fashion; the implementation of the final phase of a new operating system; the continuing impact of the U.S. recession and the global credit and financial environment and other changes in the United States or international economic or political conditions; the integration of Webster Industries; the potential of technological changes that would adversely affect the need for our products; price fluctuations which could adversely impact our inventory; and other factors described from time to time in our reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), and in particular those factors set forth in Item 1A "Risk Factors" in this Annual Report on Form 10-K. Given these uncertainties, you should not place undue reliance on any such forward-looking statements. The forward-looking statements included in this report are made as of the date hereof or the date specified herein, based on information available to us as of such date. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1. BUSINESS

Overview

AEP Industries Inc., founded in 1970 and incorporated in Delaware in 1985, is a leading manufacturer of plastic packaging films in North America. We manufacture and market an extensive and diverse line of polyethylene and polyvinyl chloride flexible packaging products, with consumer, industrial and agricultural applications. Our plastic packaging films are used in the packaging, transportation, beverage, food, automotive, pharmaceutical, chemical, electronics, construction, agriculture and textile industries.

We manufacture plastic films, principally from resins blended with other raw materials, which we either sell or further process by printing, laminating, slitting or converting. Our processing technologies enable us to create a variety of value-added products according to the specifications of our customers. Our manufacturing operations are located in the United States and Canada.

We manufacture both industrial grade products, which are manufactured to general industry specifications, and specialty products, which are manufactured under more exacting standards to assure certain required chemical and physical properties. Specialty products generally sell at higher margins than industrial grade products.

Fiscal 2011 Developments

On October 14, 2011, we completed the acquisition of substantially all of the assets and specified liabilities of Webster Industries ("Webster"), a national manufacturer and distributor of retail and institutional private label food and trash bags, for a purchase price of $25.9 million. The assets include $32.0 million of net current assets, including a preliminary estimate of fair value, which remains subject to a post-closing true-up and a corresponding purchase price adjustment (up to a maximum of $1.3 million downwards, although no limit upwards). We financed the transaction through a combination of cash on hand and availability under our Credit Facility. The purchase of Webster provides us entry into a new market with significant cross-selling potential. We believe we will have the opportunity to achieve significant cost savings, realized principally from improved resin purchasing and other synergies throughout the combined organization.

In April 2011, we issued $200.0 million aggregate principal amount of 2019 Notes, and we used a portion of the proceeds to repurchase $133.7 million aggregate principal amount of 2013 Notes and repay outstanding borrowings under our Credit Facility of $23.7 million. In June 2011, we redeemed the remaining $26.4 million aggregate principal amount of 2013 Notes.

During the fiscal year ended October 31, 2011, we continued our commitment to strategically repurchase equity, with repurchases of 663,000 shares of our common stock, in privately negotiated transactions and in the open market, for $19.4 million.

For a further discussion of key operational and financial developments occurring in fiscal 2011, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Products

As stated above, we manufacture and market an extensive and diverse line of polyethylene and polyvinyl chloride flexible packaging products, with consumer, industrial and agricultural applications. Flexible packaging and film products are thin, ductile bags, sacks, labels and films used for food and non-food consumer, agricultural and industrial items.

The following table summarizes our product lines:

Product	Material	Examples of Uses
custom films	polyethylene co-extruded and monolayer custom designed films	• drum, box, carton, and pail liners • furniture and mattress bags • films to cover high value products • magazine overwrap
stretch (pallet) wrap	polyethylene	• pallet wrap
food contact	polyethylene polyvinyl chloride	• reclosable food storage plastic bags with press-to-seal zipper closures • reclosable food storage plastic bags with a slide mechanism • twist-tie closure and fold-top plastic bags • molded containers • food and freezer wrap • retail and institutional films and products
PROformance® films	co-extruded and monolayer polyolefin films	• cereal box liners • fresh cut produce packaging • frozen foods • medical
canliners	polyethylene	• kitchen and standard garbage bags • law and leaf trash bags • institutional trash bags
printed and converted films	polyethylene	• printed shrink films • printed, laminated, converted films for flexible packaging to consumer markets
other products and specialty films	unplasticized polyvinyl chloride and polyethylene	• battery labels • credit card laminate • twist wrap • table covers, aprons, bibs and gloves • agricultural films

Net sales by product line for each of the years ended October 31, 2011, 2010 and 2009 are as follows (1):

	2011	2010	2009
		(in thousands)	
Custom films	$340,193	$275,825	$240,182
Stretch (pallet) wrap	311,563	245,232	217,999
Food contact	140,912	120,038	119,307
PROformance® films	74,004	65,137	77,804
Canliners	52,231	44,192	42,476
Printed and converted films	11,283	9,660	9,659
Other products and specialty films	44,606	40,486	37,392
Total	$974,792	$800,570	$744,819

(1) The Company has revised the fiscal 2010 and fiscal 2009 presentation to conform with the fiscal 2011 presentation to rename the product line of polyvinyl chloride wrap to food contact, to add the product line of canliners previously included within other products and specialty films, and to reclass certain product lines contained within other products and specialty films to food contact.

No single customer accounted for more than 10% of net sales in any fiscal year. No single customer accounted for more than 10% of our accounts receivable balance at October 31, 2011. See Note 13 in our consolidated financial statements for information regarding the Company's operations by geographical area (United States and Canada).

Custom Films

We believe that the strength of our custom film operations lies in our variety of product applications, high quality control standards, well-trained and knowledgeable sales force and commitment to customer service. Most of the custom films manufactured by us, which may be as many as 35,000 separate and distinct products in any given year, are custom designed to meet the specific needs of our customers.

We manufacture a broad range of custom films, generally for industrial applications, including sheeting, tubing and bags. Bags are drum, box, carton and pail liners that are usually cut, rolled or perforated. These bags can also be used to package specialty items such as furniture and mattresses. We also manufacture films to protect items stored outdoors or in transit, such as boats and cars, and a wide array of shrink films, barrier films and overwrap films.

Stretch (Pallet) Wrap

We manufacture an extensive line of stretch film products for both hand wrap and rotary applications, using both monolayer and co-extruded constructions used to wrap pallets of industrial and commercial goods for shipping or storage. We also market a wide variety of pre stretch and high performance products designed for commodity and specialty uses.

Food Contact

We manufacture specifically formulated in-store and pre-store films with our Resinite® line of polyvinyl chloride ("PVC") food wrap for the supermarket and industrial markets. We offer a broad range of products with approximately 50 different formulations. Our Griffin, Georgia facility also produces dispenser (*ZipSafe®* cutter) boxes containing polyvinyl chloride food wrap for sale to consumers and institutions, including restaurants, schools, hospitals and penitentiaries. These institutional polyvinyl chloride food wrap products are marketed under several private labels and under our own *Seal Wrap*® name. By allowing oxygen to pass through, our PVC films are ideal for packaging of fresh red meats, poultry, fish, fruits, vegetables and bakery products.

The Webster acquisition provides us an entrance into a new market and broadens our array of product offerings in the food contact area. Webster's manufacturing facility is located in Montgomery, Alabama and their product portfolio consists of (i) high quality plastic cast film bags with a reclosable zipper seal (Seal'N'Loc"), (ii) high quality plastic cast film reclosable bags with a movable plastic slider mechanism ("Slider"), and (iii) other food contact products including blown plastic film fold-top bags, twist-tie bags and food containers. The Seal'N'Loc product line consists of sandwich bags, snack bags, quart size and gallon size bags. The Slider product line consists of quart and gallon size bags.

PROformance*® *Films

We offer a full range of coextruded polyolefin films and custom designed monolayer films designed specifically to service the flexible packaging market. Capable of being printed and laminated by flexible packaging applications, our PROformance® films are used for food, pharmaceutical and medical applications and are available in up to seven layers for applications requiring strength, clarity, sealability, barrier properties against oxygen or moisture transmission, and breathability for preserving freshness.

Canliners

The Webster acquisition enhances our presence in the canliners market. The canliners product line includes retail kitchen trash bags, retail standard trash bags, retail lawn and leaf trash bags and institutional bags all of which are available with twist-tie closures, handles and draw tape closures. In addition to the different closures, the liners come in different sizes, gauges (thickness), colors, scents and strengths.

Printed and Converted Films

We manufacture six, eight and ten color printing, solventless lamination, sheeting, and wicketed bags. Our printed and converted films provide printed rollstock to the food and beverage industries and other manufacturing and distributing companies. We also convert printed rollstock to bags and pouches for use by bakeries, fresh or frozen food processors, manufacturers or other dry goods processors.

Other Products and Specialty Films

We also manufacture other products in order to meet the full spectrum of our customers' total packaging requirements. We manufacture unplasticized polyvinyl chloride ("UPVC") film for use in battery labels, credit card laminates, and a variety of film products with agricultural applications such as silage (*Sunfilm*®), smooth mulch films, and fumigation films. We also produce disposable consumer and institutional plastic products for the food service, party supply and school/collegiate markets, marketed under the Sta-Dri® brand name. Products produced include table covers and skirts, aisle runners, aprons, bibs, gloves, boots, freezer/storage bags, saddle pack bags, locker wrap and custom imprint designs.

Manufacturing

With the addition of the manufacturing plant in Montgomery, Alabama resulting from our acquisition of Webster, we currently conduct our manufacturing operations at 13 strategically located and integrated extrusion facilities in the United States and Canada. Each manufacturing facility is ISO-compliant (International Organization for Standardization) with the exception of our Mankato institutional products facility, West Hill, Ontario, Canada facility and the newly acquired Webster plant in Montgomery, Alabama. We manufacture both industrial grade products, which are manufactured to industry specifications or for distribution from inventory, and specialty products, which are manufactured under more exacting standards to assure that their chemical and physical properties meet the particular requirements of the customer or the specialized application appropriate to its intended market. Specialty products generally sell at higher margins than industrial grade products. The size and location of our manufacturing facilities, as well as their capacity to manufacture multiple types of flexible packaging products and to re-orient equipment as market conditions warrant, enable us to achieve savings and minimize overhead and transportation costs, and to better serve our customers and remain competitive. See Item 2, "Properties" for a discussion of product lines manufactured at each facility as of October 31, 2011.

In the film manufacturing process, resins with various properties are blended with chemicals and other additives to achieve a wide range of specified product characteristics, such as color, clarity, tensile strength, toughness, thickness, shrinkability, surface friction, transparency, sealability and permeability. The gauges of our products range from less than one mil (.001 inches) to more than 10 mils (.01 inches). Our extrusion equipment can produce printed products and film up to 40 feet wide. The blending of various kinds of resin combined with chemical and color additives is computer controlled to avoid waste and to maximize product consistency. The blended mixture is melted by a combination of applied heat and friction under pressure and is then mechanically mixed. The mixture is then forced through a die, at which point it is expanded into a flat sheet or a vertical tubular column of film and cooled. Several mixtures can be forced through separate layers of a co-extrusion die to produce a multi-layered film (co-extrusion), each layer having specific and distinct characteristics. The cooled film can then be shipped to a customer or can be further processed and then shipped. Generally, our manufacturing plants operate 24 hours a day, seven days a week.

We regularly upgrade or replace older equipment in order to keep abreast of technological advances and to maximize production efficiencies by reducing labor costs, waste and production time. During the past five fiscal years, we made significant capital improvements, including the purchase and lease of new state-of-the-art extrusion equipment and the upgrading of older equipment. Capital expenditures during fiscal 2012 will be focused on upgrading equipment in our newly acquired Webster facility.

Raw Materials

We manufacture film products primarily from polyethylene and polyvinyl chloride resins, all of which are available from a number of domestic and foreign suppliers. We select our suppliers based on the price, quality and characteristics of the resins they produce. We currently purchase resins from major North American resin suppliers and believe any combination of purchases from such suppliers, as well as other suppliers we do not currently do business with, could satisfy our ongoing resin requirements. Our top three suppliers of resin during fiscal 2011 supplied us with 32%, 25% and 18%, respectively, of our aggregate resin purchases. Given the significant effect of resin costs on our operations and financial results, we have elected to focus our purchases with three suppliers in order to take advantage of the volume rebates which are customary among resin suppliers and critical to our success. Although the plastics industry has from time to time experienced shortages of resin supply and we have limited contractual protections in the event of such shortage, we believe we are well positioned to deal with such risks given our significant relationships and history with existing suppliers, as well as suppliers with whom we currently do not do business.

The resins used by us are produced from petroleum and natural gas. Instability in the world markets for petroleum and natural gas could adversely affect the prices of our raw materials, and this could have an adverse effect on our profitability if the increased costs cannot be passed on to customers. See Item 1A, "Risk Factors."

Backlog

Our total backlog at October 31, 2011 was approximately $49.9 million (including $3.5 million at Webster), compared with approximately $54.9 million at October 31, 2010. We do not consider any specific month's backlog to be a significant indicator of sales trends due to the various factors that influence backlog.

Quality Control

We believe that maintaining the highest standards of quality in all aspects of our manufacturing operations plays an important part in our ability to maintain our competitive position. We have adopted strict quality control systems and procedures designed to test the mechanical properties of our products, such as strength, puncture resistance, elasticity, abrasion characteristics and sealability, which we regularly review and modify as appropriate. As part of our commitment in providing the highest level of quality to our customers, we maintain an ISO 9001:2008 quality system in substantially all of manufacturing operations. ISO 9001:2008 is a quality management standard that helps organizations achieve standards of quality that are recognized and respected throughout the world.

Marketing and Sales

We believe that our ability to provide superior customer service is critical to our success. Even in those markets where our products are considered commodities and price is the single most important factor, we believe that our sales and marketing capabilities and our ability to timely deliver products is a competitive advantage. To that end, we have established good relations with our suppliers and have long-standing relationships with most of our customers, which we attribute to our ability to consistently manufacture high-quality products and provide timely delivery and superior customer service. We serve over 3,000 customers worldwide (excluding the Webster customers), none of which individually accounted for more than 4% of our net sales in fiscal 2011. The Webster acquisition will add approximately 300 new customers.

We believe that our research and development efforts, our high-efficiency equipment, which is automated and microprocessor-controlled, and the technical training given to our sales personnel enhance our ability to expand our sales in all of our product lines. An important component of our marketing philosophy is the ability of our sales personnel to provide technical assistance to customers. Our sales force regularly consults with customers with respect to performance of our products and the customer's particular needs and then communicates with appropriate research and development staff regarding these matters. In conjunction with the research and development staff, sales personnel are often able to recommend a product or suggest a resin blend to produce the product with the characteristics and properties which best suit the customer's requirements. Because we have expanded and continue to expand our product lines, sales personnel are able to offer a broad line of products to our customers.

We generally sell either directly to customers who are end-users of our products or to distributors, including nation-wide brokers, for resale to end-users. In fiscal 2011, 2010 and 2009, approximately 62%, 62%, and 61%, respectively, of our worldwide sales were directly to distributors with the balance representing sales to end-users.

Distribution

We believe that the timely delivery of our products to customers is a critical factor in our ability to maintain and grow our market position. In North America, all of our deliveries are by contracted third parties, and we monitor and control such shipments through "On Demand" Transportation Management System (TMS) software. The TMS system provides detailed reports, tracking of every shipment to customer delivery and carrier management. This enables us to better control the distribution process and ensure priority handling and direct transportation of products to our customers, thus improving the speed, reliability and efficiency of delivery.

Because of the geographic dispersion of our plants, we are able to deliver most of our products within a 500 mile radius of our plants. This enables us to reduce our use of warehouse space to store products and utilize the most efficient and economical shipping methods. We also ship products great distances when necessary and export from the United States and Canada.

Webster operates a leased distribution center near its production facility in Montgomery, Alabama. Through this leased distribution center, Webster operates its own leased trucking fleet in which it ships approximately 40% of its customer orders. Webster's trucking operations also backhaul materials for third parties along return routes. The remaining 60% of customer orders are shipped by common carriers or directly picked up by customers.

Research and Development

We have a research and development department with a staff of approximately 17 persons. In addition, other members of management and supervisory personnel, from time to time, devote various amounts of time to research and development activities. The principal efforts of our research and development department are directed to assisting sales personnel in designing specialty products to meet individual customer's needs, developing new products and reformulating existing products to improve quality and/or reduce production costs. During fiscal 2011, we increased the focus of our research and development department on our Stretch and PROformance® divisions. Our research and development department has developed a number of products with unique properties, which we consider proprietary, certain of which are protected by patents. In fiscal 2011, 2010 and 2009, we spent $2.1 million, $1.8 million and $1.8 million, respectively, for research and development activities for continuing operations. Research and development expense is included in cost of sales in our consolidated statements of operations.

Intellectual Property

We own a number of patents, trademarks and licenses that relate to some of our products and manufacturing processes, and apply for new patents on significant product and process developments when appropriate. Although we believe that our patents and trademarks collectively provide us with a competitive advantage, we are not dependent on any single patent or trademark. Rather, we believe our success depends on our marketing, manufacturing, and purchasing skills, as well as our ongoing research and development and unpatented proprietary know-how. We believe that the expiration or unenforceability of any of our patents, trademark registrations or licenses would not be material to our financial position or results of operations.

Competition

The business of supplying plastic packaging products is extremely competitive, and we face competition from a substantial number of companies which sell similar and substitute packaging products. Some of our competitors are subsidiaries or divisions of large, international, diversified companies with extensive production facilities, well-developed sales and marketing staffs and substantial financial resources.

We compete principally with (i) local manufacturers, who compete with us in specific geographic areas, generally within a 500 mile radius of their plants, (ii) companies which specialize in the extrusion of a limited group of products, which they market nationally, and (iii) a limited number of manufacturers of flexible packaging products who offer a broad range of products and maintain production and marketing facilities domestically and internationally.

Because many of our products are available from a number of local and national manufacturers, competition is highly price-sensitive and margins are relatively low. We believe that all of our products require efficient, low cost and high-speed production to remain cost competitive. We believe we also compete on the basis of quality, service and product differentiation.

We believe that there are few barriers to entry into many of our markets, enabling new and existing competitors to rapidly affect market conditions. As a result, we may experience increased competition resulting from the introduction of products by new manufacturers. In addition, in several of our markets, products are generally regarded as commodities. As a result, competition in such markets is based almost entirely on price and service.

Environmental Matters

We believe that there are no current environmental matters which would have a material adverse effect on our financial position, results of operations or liquidity. See discussion of environmental risk factors in Item 1A, "Risk Factors."

Employees

At October 31, 2011, we had approximately 2,600 full and part time employees worldwide (which include approximately 538 employees from the acquisition of Webster), including officers and administrative personnel. As of such date, we had four collective bargaining agreements covering 718 employees, which expire in May 2013, November 2013 (Webster), March 2014 and January 2015, respectively. While we believe that our relations with our employees are satisfactory, a dispute between our employees and us could have a material adverse effect on our business, which could affect our financial position, results of operations and liquidity.

Executive Officers of the Registrant

At January 17, 2012, our executive officers are as follows:

Name	Age	Position
J. Brendan Barba	70	Chairman of the Board of Directors, President and Chief Executive Officer
Paul M. Feeney	69	Executive Vice President, Finance and Chief Financial Officer and Director
John J. Powers	47	Executive Vice President, Sales and Marketing
Paul C. Vegliante	46	Executive Vice President, Operations
Lawrence R. Noll	63	Vice President, Tax and Administration, and Director
James B. Rafferty	59	Vice President and Treasurer
Linda N. Guerrera	44	Vice President and Controller

J. Brendan Barba is one of our founders and has been our President and Chief Executive Officer and a director since our inception in January 1970. In 1985, Mr. Barba assumed the additional title of Chairman of the Board of Directors.

Paul M. Feeney has been our Executive Vice President, Finance and Chief Financial Officer and a director since December 1988. From 1980 to 1988, Mr. Feeney was Vice President and Treasurer of Witco Corporation.

John J. Powers has been our Executive Vice President, Sales and Marketing since March 1996. Prior thereto, he was Vice President-Custom Film Division since 1993 and held various sales positions with us since 1989.

Paul C. Vegliante has been our Executive Vice President, Operations since December 1999. Prior thereto, he was our Vice President, Operations since June 1997 and held various other positions with us since 1994.

Lawrence R. Noll has been our Vice President, Tax and Administration since April 2007 and a director since February 2005. Previously, he served as Vice President, Controller and Secretary (2005-2007), Vice President and Controller (1996-2005), Secretary (1993-1998), Vice President, Finance (1993-1996), and Controller (1980-1993). He also served as a director of the Company from 1993 to 2004.

James B. Rafferty has been our Vice President and Treasurer since November 1996 and Secretary from April 2007 to June 2011. Prior thereto, he was our Assistant Treasurer from July 1996 to November 1996. From 1989 to 1995, Mr. Rafferty was Director of Treasury Operations at Borden, Inc.

Linda N. Guerrera has been our Vice President and Controller since April 2007. Prior thereto, she was our Director of Financial Reporting from September 2006 to April 2007 and our Assistant Controller—International Operations from October 1996 to September 2006. Prior to joining the Company, Ms. Guerrera was a manager at Arthur Andersen LLP in New York City.

Certain family relationships exist between our directors and executive officers: Messrs. Powers and Vegliante are the sons-in-law of Mr. Barba; and Ms. Guerrera is the daughter-in-law of Mr. Feeney.

Available Information

Our Internet address is *www.aepinc.com*. In the "Investor Relations" section of our website, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and our proxy statement on Schedule 14A related to our annual stockholders' meeting. All such filings are available on our Investor Relations web site free of charge. Copies of any of the above-referenced information will also be made available, free of charge, by calling (201) 641-6600 or upon written request to: Corporate Secretary, AEP Industries, Inc., 125 Phillips Avenue, South Hackensack, NJ 07606. The content on our website is not incorporated by reference into this Form 10-K unless expressly noted.

ITEM 1A. RISK FACTORS

You should carefully consider each of the risks and uncertainties described below and elsewhere in this Annual Report on Form 10-K, as well as any amendments or updates reflected in subsequent filings with the SEC. We believe these risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results and could materially and adversely affect our business operations, results of operations, financial condition and liquidity. Further, additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our results and business operations.

Industry Risks

Our business is dependent on the price and availability of resin, our principal raw material, and our ability to pass on resin price increases to our customers.

The principal raw materials that we use in our products are polyethylene and polyvinyl chloride resins. Our ability to operate profitably is dependent, in a large part, on the markets for these resins. These resins are derived from petroleum and natural gas, and therefore prices of such resins fluctuate substantially as a result of changes in petroleum and natural gas prices, demand and the capacity of resin suppliers. Instability in the world markets for petroleum and natural gas could adversely affect the prices of our raw materials and their general availability. Over the past several years, we have at times experienced significant fluctuations in resin prices and availability.

Our ability to maintain profitability is heavily dependent upon our ability to pass through to our customers the full amount of any increase in raw material costs. Since resin costs fluctuate significantly, selling prices are determined generally as a "spread" over resin costs, usually expressed as cents per pound. The historical increases and decreases in resin costs have generally been reflected over a period of time in the sales prices of the products on a penny-for-penny basis. Assuming a constant volume of sales, an increase in resin costs would, therefore, result in increased sales revenues but lower gross profit as a percentage of sales or gross profit margin, while a decrease in resin costs would result in lower sales revenues with a higher gross profit margin. Further, the gap between the time at which an order is taken, resin is purchased, production occurs and shipment is made, has an impact on our financial results and our working capital needs. In a period of rising resin prices, this impact is generally negative to operating results and in periods of declining resin prices, the impact is generally positive to operating results. If there is overcapacity in the production of any specific product that we manufacture and sell, we frequently are not able to pass through the full amount of any cost increase.

Economic conditions in the United States during fiscal 2011 were difficult with global economic and financial markets experiencing substantial disruption, which also increased the difficulty in passing through the full amount of cost increases on a timely basis. If resin prices increase and we are not able to fully pass on the increases to our customers, our results of operations, financial condition and liquidity will be adversely affected. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the impact of resin costs on results of operations in fiscal 2011.

Intense competition in the flexible packaging markets may adversely affect our operating results.

The business of supplying plastic packaging products is extremely competitive. Lower volumes as a result of the current economic environment have intensified an already competitive marketplace. The competition in our market is highly price sensitive; we also compete on the basis of quality, service, timely delivery and product differentiation, development and availability. We face intense competition from numerous competitors, including from local manufacturers which specialize in the extrusion of a limited group of products, which they market nationally, and a limited number of manufacturers of flexible packaging products which offer a broad range of products and maintain production and marketing facilities domestically and internationally. Certain of our competitors may have extensive production facilities, well-developed sales and marketing staffs and greater financial resources than we do. We believe that there are few barriers to entry into many of our product markets. As a result, we have experienced, and may continue to experience, competition from new manufacturers. When new manufacturers enter the market for a plastic packaging product or existing manufacturers increase capacity, they frequently reduce prices to achieve increased market share. In addition, we compete with other packaging product manufacturers, many of which can offer consumers non-plastic packaging solutions. Many of these competitors have greater financial resources than we do, and such competition can result in additional pricing pressures, reduced sales and lower margins. An increase in competition could result in material selling price reductions or loss of our market share, which could materially adversely affect our operations and financial condition. There can be no assurance that we will be able to compete successfully in the markets for our products or that competition will not intensify.

We are subject to various environmental and health and safety laws and regulations which govern our operations and which may result in potential liability. In addition, consumer preferences and ongoing health and safety studies on plastics and resins may adversely affect our business.

Our operations are subject to various federal, state, local and foreign environmental laws and regulations which govern:

- discharges into the air and water;
- the storage, handling and disposal of solid and hazardous waste;
- the remediation of soil and ground water contaminated by petroleum products or hazardous substances or waste; and
- the health and safety of our employees.

Compliance with these laws and regulations may require material expenditures by us. Actions by federal, state, local and foreign governments concerning environmental and health and safety matters could result in laws or regulations that could increase the cost of manufacturing our products. In addition, the nature of our current and former operations and the history of industrial uses at some of our manufacturing facilities expose us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. We may also be exposed to claims for violations of environmental laws and regulations by previous owners or operators of our property. Such liability may be imposed without regard to fault, and under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. In addition, the presence of, or failure to remediate, hazardous substances or waste may adversely affect our ability to sell or rent any property or to use it as collateral for a loan. We also may be liable for costs relating to the investigation, remediation or removal of hazardous waste and substances from a disposal or treatment facility to which we or our predecessors sent waste or materials. We have limited insurance coverage for potential environmental liabilities associated with historic and current operations and we do not anticipate increasing such coverage in the future. We may also assume significant environmental liabilities in acquisitions.

While we have not been required historically to make significant capital expenditures in order to comply with applicable environmental laws and regulations, we cannot predict with any certainty our future capital expenditure requirements because of potential changes to compliance standards and environmental technology. Furthermore, violations or contaminated sites that we do not know about, including contamination caused by prior owners and operators of such sites, or at sites formerly owned or operated by us or our predecessors in connection with discontinued operations, could result in additional compliance or remediation costs or other liabilities, which could be material.

Additionally, a decline in consumer preference for plastic products due to environmental considerations could have a material adverse effect on our business, financial condition and results of operations. In addition, a number of governmental authorities, both in the United States and abroad, have considered, or are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material.

Also, continuing studies of potential health and safety effects of various resins and plastics, including polyvinyl chlorides and other materials that we use in our products, are being conducted by industry groups, government agencies and others. The results of these studies, along with the development of any other new information, may adversely affect our ability to market and sell certain of our products or may give rise to claims for damages from persons who believe they have been injured by such products, any of which could adversely affect our operations and financial condition.

The Food and Drug Administration ("FDA") regulates the material content of direct-contact food and drug packages we manufacture pursuant to the Federal Food, Drug and Cosmetic Act. Furthermore, some of our products are regulated by the Consumer Product Safety Commission ("CPSC") pursuant to various federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. Both the FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which we sell products. In addition, laws exist in certain states restricting the sale of packaging with certain levels of heavy metals and imposing fines and penalties for noncompliance. Although we use FDA-approved resins and pigments in our products that directly contact food and drug products and we believe our products are in material compliance with all applicable requirements, we remain subject to the risk that our products could be found not to be in compliance with these and other requirements. A recall of any of our products or any fines and penalties imposed in connection with non-compliance could have a materially adverse effect on us.

Company Risks

The global economic and financial market environment has had and may continue to have a negative effect on our business and operations.

The global economic and financial market environment has caused and may continue to cause, among other things, lower levels of liquidity, increased borrowing rates, increased rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, all of which has had and may continue to have a negative effect on our business, results of operations, financial condition and liquidity. Many of our customers, distributors and suppliers have been severely affected by the ongoing impacts of the economic and financial market difficulties. Current or potential customers and suppliers may no longer be in business, may be unable to fund purchases or may determine to reduce purchases, all of which has and could continue to lead to reduced demand for our products, reduced gross margins and increased customer payment delays or defaults. Further, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or may go out of business, which could result in our inability to meet consumer demand or affect our gross margins. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs associated with our operations, difficulties if we overstrained our resources, and our long-term business approach that necessitates we remain in position to respond when market conditions improve.

There can be no assurance that market conditions will significantly improve in the near future or that our results will not continue to be materially and adversely affected. Such conditions make it very difficult to forecast operating results, make business decisions and identify and address material business risks. The foregoing conditions may also impact the valuation of certain long-lived or intangible assets that are subject to impairment testing, potentially resulting in impairment charges which may be material to our financial condition or results of operations. See "—Financial Risks" below for a discussion of additional risks to our liquidity resulting from the current economic and financial market environment.

The loss of a key supplier could lead to increased costs and lower profit margins.

The majority of the resins purchased by us are purchased under supply contracts which are typically renewed annually. In fiscal 2011, we purchased approximately 32%, 25% and 18% of our resin requirements from our three largest suppliers. Each of these suppliers produces resins in multiple locations, and should any one, or a combination of these locations fail to meet our needs, we believe sufficient capacity exists among our remaining contract holders, the open market and the secondary markets to supply any shortfall that may result. Nevertheless, it is not always possible to replace a specialty resin without a disruption in our operations and replacement of significant supply is often at higher prices.

We negotiate and award our supply contracts annually. The resin contracts generally serve to establish the basic terms and conditions between the parties, including rebates based on the volume of resin purchases, but do not bind us in a materially significant way. Should any of our existing relationships fail to bid or survive the bid process, the position previously enjoyed by that contract holder typically migrates to another supplier. While this process has served us well in the past, there is no guarantee that the future replacement of any supplier will always result in a more effective and efficient relationship in the future.

We have limited contractual relationships with our customers and, as a result, our customers may unilaterally reduce the purchase of our products. The loss of several customers could, in the aggregate, materially adversely affect our operations and financial condition.

A substantial portion of our business is in the merchant market, in which we do not have long-term contractual relationships with our customers. As a result, our customers may unilaterally reduce the purchase of our products or, in certain cases, terminate existing orders for which we may have incurred significant production costs. The loss of several customers could, in the aggregate, materially adversely affect our operations and financial condition.

Many of our larger packaging customers are multinational companies that purchase large quantities of packaging materials. Many of these companies are purchasers with centralized procurement departments. They generally enter into supply arrangements through a tender process of soliciting bids from several potential suppliers and selecting the winning bid based on several attributes, including price and service. The significant negotiating leverage possessed by many of our customers and potential customers limits our ability to negotiate supply arrangements with favorable terms and creates pricing pressure, reducing margins industry wide. In addition, our customers may vary their order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. In the event we lose any of our larger customers, we may not be able to quickly replace that revenue source, which could harm our financial results.

Loss of third-party transportation providers upon whom we depend or increases in fuel prices could increase our costs or cause a disruption in our operations.

We depend generally upon third-party transportation providers for delivery of our products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, decreases in the availability of vessels or increases in fuel prices, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis.

We may, from time to time, experience problems in our labor relations.

Unions represent 718 employees, or 28% of our workforce, at October 31, 2011, under four collective bargaining agreements which expire in May 2013, November 2013, March 2014 and January 2015, respectively. Although we believe that our present labor relations with our employees are satisfactory, our failure to renew these agreements on reasonable terms could result in labor disruptions and increased labor costs, which could adversely affect our financial performance.

We cannot assure you that our relations with the unionized portion of our workforce will remain positive or that such employees will not initiate a strike, work stoppage or slowdown in the future. In the event of such an action, our business, prospects, results of operations and financial condition could be adversely affected and we cannot assure you that we would be able to adequately meet the needs of our customers using our remaining workforce. In addition, we cannot assure you that we will not have similar actions with our non-unionized workforce or that our non-unionized workforce will not become unionized in the future.

The Webster acquisition and other future acquisitions inherently involve significant risks and uncertainties.

We continually review acquisition opportunities that will enhance our market position, expand our product lines and provide sufficient synergies. Any of the following risks associated with the Webster acquisition or future acquisitions, individually or in aggregate may have a material adverse effect on our business, financial condition, operating results or stock price:

- difficulties in realizing anticipated financial or strategic benefits of such acquisition;
- diversion of capital from other uses and potential dilution of stockholder ownership;
- the risks related to increased indebtedness, as well as the risk such financing will not be available on satisfactory terms or at all;
- disruption of our ongoing business or the ongoing acquired business, including impairment of existing relationships with our employees, distributors, suppliers or customers or those of the acquired companies;
- diversion of management's attention and other resources from current operations, including potential strain on financial and managerial controls and reporting systems and procedures;
- difficulty in integrating acquired operations, including restructuring and realigning activities, personnel, technologies and products, including the loss of key employees, distributors, suppliers or customers of acquired businesses;
- inability to realize cost savings, sales increases or other benefits that we anticipate from such acquisitions, either as to amount or in the expected time frame;
- the risks of managing new product lines or new business segments within the plastic packaging films industry;
- assumption of known and unknown liabilities, some of which may be difficult or impossible to quantify; and
- non-cash impairment charges or other accounting charges relating to the acquired assets.

We are dependent on the management experience of our key personnel and our ability to attract and retain additional personnel.

Our future success depends to a large extent on the experience and continued services of our key managerial employees, including J. Brendan Barba, our Chairman, President and Chief Executive Officer, and Paul M. Feeney, our Executive Vice President, Finance and Chief Financial Officer. We do not maintain key-person insurance for any of our officers. We may not be able to retain our executive officers and key personnel or attract additional qualified key employees in the future. Competition for qualified employees is intense, and the loss of such persons, or an inability to attract, retain and motivate additional highly skilled employees, could have a material adverse effect on our results of operations and financial condition and prospects. There can be no assurance that we will be able to retain our existing personnel or attract and retain additional qualified employees.

Our executive officers beneficially own a substantial amount of our common stock and have significant influence over our business.

At October 31, 2011, our executive officers beneficially owned 1,330,437 shares of our common stock, representing 24% of our outstanding shares as of such date, and they have the right to acquire an additional 122,639 shares of our common stock. Their ownership and voting control, together with their duties as executive officers, gives them significant influence on the outcome of corporate transactions or other matters submitted to the Board of Directors or stockholders for approval, including acquisitions, mergers, consolidations and the sale of all or substantially all of our assets.

Our business is subject to risks associated with manufacturing processes.

We internally manufacture our own products at our production facilities. While we maintain insurance covering our manufacturing and production facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, labor issues, weather conditions, other natural disaster or otherwise, whether short or long-term, could have a material adverse effect on us.

Unexpected failures of our equipment and machinery may result in production delays, revenue loss and significant repair costs, injuries to our employees, and customer claims. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations.

Failure to successfully implement a new core operating system may adversely affect our business operations.

We are currently and will continue to be highly dependent on automated systems to record and process Company and customer transactions and certain other components of our financial statements. As of November 1, 2009, we began implementing the initial phase of a new integrated operating system to improve our ability to address the needs of our customers, as well as to create additional efficiencies and strengthen our internal control over our financial reporting. In fiscal 2011, we began implementing the final phase of our new system, which is centered in our manufacturing facilities and is expected to be completed during fiscal 2012. We will also convert the operating system of Webster into our operating system which is expected to be complete during fiscal 2013. We may not be able to successfully implement the final phase of the new system or the conversion of the Webster system in an effective or timely manner or we could fail to complete all necessary data reconciliation or other conversion controls when implementing the new system. In addition, we may incur significant increases in costs and encounter extensive delays in the implementation and rollout of the final phase of the new operating system. Failure to effectively implement our new operating system may adversely affect our operations as well as customer perceptions and our internal control over financial reporting.

Financial Risks

Capital markets have experienced a significant period of dislocation and instability, which has had and could continue to have a negative impact on the availability and cost of capital.

The disruptions in the U.S. capital markets in recent years have lowered the availability of capital and increased its cost. The impacts of these conditions could persist for a prolonged period of time or worsen in the future. Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. Limitations on available capital, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity. In addition, the cost of debt financing, and other important financing terms, has been and may continue to be materially adversely impacted by these market conditions.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our indebtedness.

As of October 31, 2011, we had $238.5 million of total debt outstanding (including capital lease obligations of $4.5 million).

Our substantial debt could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our debt;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby limiting our ability to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that may have less debt; and
- limit, among other things, our ability to borrow additional funds.

We and our subsidiaries may be able to incur substantial additional debt in the future. As of October 31, 2011, we would have been permitted to borrow up to an additional $115.3 million under the credit facility (after taking into account $0.5 million of outstanding letters of credit) and $5.0 million under our foreign credit facility, in each case based on the respective available borrowing base. As of October 31, 2011, we had $32.6 million in borrowings under our credit facilities. In addition, the terms of the indenture that governs the senior notes do not prohibit us or our subsidiaries from issuing and incurring additional debt upon satisfaction of certain conditions. If new debt is added to our current debt levels, the related risks described above that we and our subsidiaries face could intensify.

We are currently negotiating an amendment and restatement of our Credit Facility, which, if effected, would include a multi-year extension of the Credit Facility.

To service our debt or redeem such debt upon a change of control, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to service our debt and to fund our operations and planned capital expenditures will depend on our financial and operating performance. This, in part, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. If our cash flow from operations is insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or indebtedness, or refinance or restructure our debt. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. We cannot assure you as to the timing of such sales or the proceeds that we could realize from such sales or if additional debt or equity financing would be available on acceptable terms, if at all.

A provision of the senior notes requires us, upon a change of control, to offer to purchase the outstanding senior notes. If a change of control were to occur and we could not obtain a waiver or if we do not have the funds to make the purchase, we would be in default under the senior notes, which could, in turn, cause any of our debt to which a cross-acceleration or cross-default provision applies to become immediately due and payable. If our debt were to be accelerated, we cannot assure you that we would be able to repay it.

We are subject to a number of restrictive debt covenants which may restrict our business and financing activities.

Our credit facility and the indenture that governs the senior notes contains restrictive debt covenants that, among other things, restrict our ability to:

- borrow money;
- pay dividends and make distributions;
- issue stock of subsidiaries;
- make certain investments;
- repurchase stock;
- use assets as security in other transactions;
- create liens;
- enter into affiliate transactions;
- merge or consolidate; and
- transfer and sell assets.

Our agreement relating to the indebtedness of our Canadian subsidiary also contains certain of these restrictive debt covenants.

In addition, our credit facility also requires us to meet certain financial tests, and our agreement relating to the indebtedness of our Canadian subsidiary requires it to meet certain financial tests. These restrictive covenants may limit our ability to expand or to pursue our business strategies. Furthermore, any indebtedness that we incur in the future may contain similar or more restrictive covenants.

Our ability to comply with the restrictions contained in our credit facility, the senior notes indenture and the agreement relating to the indebtedness of our Canadian subsidiary may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. A failure to comply with these restrictions could result in a default under our credit facility, the senior notes indenture and the agreement relating to the indebtedness of our Canadian subsidiary, or any other subsequent financing agreement, which could, in turn, cause any of our debt to which a cross-acceleration or cross-default provision applies to become immediately due and payable. If our debt were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give our lenders the right to terminate any commitments that they had made to provide us with additional funds.

Risks Related to an Investment in Our Common Stock

Our common stock price may be volatile.

The market price of our common stock has fluctuated regularly in the past. The market price of our common stock will continue to be subject to significant fluctuations in response to a variety of factors, including:

- fluctuations in operating results, including as a result of changes in resin prices, LIFO reserve, and the other variables;

- our liquidity needs and constraints;
- the business environment, including the operating results and stock prices of companies in the industries we serve;
- changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism and natural disasters or responses to such events;
- announcements concerning our business or that of our competitors or customers;
- acquisitions and divestitures;
- the introduction of new products or changes in product pricing policies by us or our competitors;
- change in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry or failure of analysts to cover our common stock;
- changes in accounting standards, policies, guidance, interpretations or principles;
- sales of common stock by our employees, directors and executive officers;
- prevailing interest rates; and
- perceived dilution from stock issuances.

Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operation and financial condition.

Our common stock generally has had a low trading volume historically, which could limit trading and cause further volatility in our stock.

Shares of common stock eligible for future sale, and additional equity offerings by us, may adversely affect our common stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of additional shares of our common stock in the public market or in connection with future acquisitions, or the perception that such sales could occur. This could also impair our ability to raise additional capital through the sale of equity securities at a time and price favorable to us. As of October 31, 2011 under our certificate of incorporation, as amended, we are authorized to issue 30 million shares of common stock, of which approximately 5.5 million shares of common stock were outstanding and approximately 0.2 million shares of common stock were issuable related to the exercise of currently outstanding stock options and 0.1 million shares of common stock were issuable related to settlement of performance units if the performance unit holders elected settlement in stock.

We may also decide to raise additional funds through public or private equity financing to fund our operations or for other business purposes. New issuances of equity securities would reduce your percentage ownership in us and the new equity securities could have rights and preferences with priority over those of our common stock.

Our stock repurchase program could increase the volatility of the price of our common stock.

As of October 31, 2011, $1.0 million remains available under the current stock repurchase program. Repurchases may be made in the open market, in privately negotiated transactions or by other means, from time to time, subject to market conditions, applicable legal requirements and other factors, including the limitations set forth in the Company's debt covenants. The program does not obligate the Company to acquire any particular amount of common stock and the program may be suspended at any time at the Company's discretion. In addition, the Board may increase the size of the stock repurchase program at any time, subject to restrictions under outstanding debt and compliance with law.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law imposes various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. For example, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

In addition, our restated certificate of incorporation and fifth amended and restated by-laws contain provisions that may discourage, delay or prevent a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions include:

- requiring supermajority approval of stockholders for certain business combinations or an amendment to, or repeal of, the by-laws;
- prohibiting stockholders from acting by written consent without board approval;
- prohibiting stockholders from calling special meetings of stockholders;
- establishing a classified board of directors, which allows approximately one-third of our directors to be elected each year;
- limitations on the removal of directors;
- advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
- permitting the board of directors to amend or repeal the by-laws; and
- permitting the board of directors to designate one or more series of preferred stock.

Further, on March 31, 2011, our Board adopted a stockholder rights plan, which is designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics without paying stockholders a control premium. The stockholder rights plan may have anti-takeover effects by discouraging potential proxy contests and other takeover methods, particularly those that have not been negotiated with the Board, and the stockholder rights plan may also inhibit the acquisition of a controlling position in our common stock. Therefore, transactions may not occur that stockholders would otherwise support and/or from which they would receive a substantial premium for their shares over the current market price. The stockholder rights plan may also make it more difficult to remove members of the current Board or management.

Our issuance of preferred stock could adversely affect holders of our common stock.

We are currently authorized to issue approximately 1,000,000 shares of preferred stock in accordance with our restated certificate of incorporation, 30,000 of which is designated as Series A Preferred Stock in connection with the stockholder rights plan and none of which is issued and outstanding. Our board of directors has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our principal executive and administrative offices are located in a leased building in South Hackensack, New Jersey. The lease terminates in February 2015. We are also currently maintaining the headquarters of Webster which is located in a leased building in Peabody, Massachusetts which lease ends in October 2014.

The following table describes the manufacturing facilities that we owned or leased and utilized for operations as of October 31, 2011. All of these facilities are located in the United States and Canada. Substantially all of the owned properties are pledged as collateral under our various credit facilities and the Wright Township, Pennsylvania facility is pledged under the Pennsylvania Industrial Loans. The following chart sets forth the square footage of such manufacturing facilities, including warehousing space. All of the properties are owned unless noted otherwise.

Location	Approximate Square Footage	Types of Film Produced
Alsip, Illinois	182,000	Custom
Bowling Green, Kentucky(B)	165,000	Printed and converted, custom, PROformance
Chino, California	259,000	Custom and stretch
Griffin, Georgia	322,000	Food contact, other products and specialty films
Mankato, Minnesota	104,000	Custom, PROformance
Mankato, Minnesota	65,000	Other products and specialty films
Matthews, North Carolina	394,000	Custom and stretch
Montgomery, Alabama(A)	255,000	Food contact, Canliners
Nicholasville, Kentucky	125,000	Stretch
Tulsa, Oklahoma	126,000	Stretch
Waxahachie, Texas	216,000	Custom
West Hill, Ontario, Canada	138,000	Food contact
Wright Township, Pennsylvania	433,000	Custom, PROformance and stretch
Total	2,784,000	

(A) Includes approximately 125,000 square feet of leased property.

(B) Lease ends February 2, 2012. The lease contains an option to purchase the facility. If we elect not to purchase, we have two five-year options to extend the lease with the initial extension start date to be based on the date we give notice of cancellation of our option to purchase which can be no later than June 1, 2012.

As of October 31, 2011, we also had a manufacturing facility located in Cartersville, Georgia that was acquired from Atlantis on October 30, 2008. Production in Cartersville ceased on October 31, 2009, although we remain party to the facility lease ending July 31, 2015. We have entered into a sublease for the Cartersville property aggregating $0.4 million in sublease income for the period January 2011 to July 2015.

We believe that all of our properties are well maintained and in good condition, and that the current operating facilities are adequate for present and immediate future business needs.

As of October 31, 2011, our manufacturing facilities (excluding Cartersville) had a combined average annual production capacity exceeding one billion pounds.

ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, party to litigation arising in the normal course of our business. We believe that there are currently no legal proceedings the outcome of which would have a material adverse effect on our financial position, cash flows or our results of operations.

ITEM 4. REMOVED AND RESERVED

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is quoted on the Nasdaq Global Select Market under the symbol "AEPI." The high and low closing prices for our common stock, as reported by the Nasdaq Global Select Market for the two fiscal years ended October 31, 2010 and 2011, respectively, are as follows:

Fiscal Year and Period	Price Range	
	High	Low
2010		
First quarter (November-January)	$41.94	$33.22
Second quarter (February-April)	38.22	26.02
Third quarter (May-July)	28.90	22.76
Fourth quarter (August-October)	29.82	20.89
2011		
First quarter (November-January)	$28.60	$24.05
Second quarter (February-April)	30.75	24.90
Third quarter (May-July)	30.70	27.08
Fourth quarter (August-October)	27.19	20.31

On January 12, 2012, the closing price for a share of our common stock, as reported by the Nasdaq Global Select Market, was $28.21.

Holders

On January 12, 2012, our common stock was held by over 1,000 stockholders of record. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other nominees.

Dividends

No dividends have been paid to stockholders since December 1995. The payment of future dividends is within the discretion of the board of directors and will depend upon business conditions, our earnings and financial condition and other relevant factors. The payments of future dividends, however, are restricted and subject to a number of covenants under our Credit Facility and under the indenture governing our 8.25% senior notes. The Company does not anticipate paying dividends in the foreseeable future.

Purchases of Equity Securities by the Issuer

The table below sets forth the total number of shares of our common stock that we repurchased in each month of the quarter ended October 31, 2011.

2011 period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
August 1-August 31	—	—	—	$955,000(a)
September 1-September 30	—	—	—	$955,000
October 1-October 31	—	—	—	$955,000
Total	—	—	—	$955,000

(a) On June 16, 2011, our Board authorized an increase to the stock repurchase program approved in September 2010, which had approximately $4.5 million available to repurchase, to $20.0 million. Please refer to Note 10 of the Consolidated Financial Statements for further discussion of the program.

Performance Graph

The following graph compares, for the five-year period ended on October 31, 2011, the cumulative total stockholder return on our common stock against the cumulative total return of:

- the S&P 500 Index; and
- a peer group consisting of eleven publicly traded plastic manufacturing companies that we have selected. The companies in the peer group are as follows: Aptar Group, Astronics Corporation, Ball Corporation, Bemis Company, Inc., Crown Holdings, Inc., Intertape Polymer Group Inc., Silgan Holdings Inc., Sonoco Products Company, Spartech Corporation, Dean Foods Company and West Pharmaceutical Services, Inc. Pactiv Corporation was removed from the peer group utilized in the prior year's report because it is privately held following its acquisition and its stock is no longer traded on the New York Stock Exchange.

The graph assumes $100 was invested on October 31, 2006 in our common stock, the S&P 500 Index and the peer group consisting of twelve companies, and the reinvestment of all dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among AEP Industries Inc., the S&P 500 Index
and a Peer Group
$140
$120
$100
$80
$60
$40
$20
$0
10/06
10/07
10/08
10/09
10/10
10/11
AEP Industries Inc.
S&P 500
Peer Group

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our selected financial data. The table should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and Item 8, "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

	For the Year Ended October 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$974,792	$800,570	$744,819	$762,231	$666,318
Gross profit	128,722	110,074	160,436	96,822	139,152
Operating income	25,231	15,720	60,387	9,593	52,866
Interest expense	(19,178)	(15,206)	(15,749)	(15,731)	(15,551)
Other income, net(1)	8,418	455	4,785	916	779
Income (loss) from continuing operations before (provision) benefit for income taxes	14,471	969	49,423	(5,222)	38,094
(Provision) benefit for income taxes(2)	(2,083)	(1,492)	(18,994)	8,534	(15,217)
Income (loss) from continuing operations	12,388	(523)	30,429	3,312	22,877
(Loss) income from discontinued operations	—	(43)	1,099	8,932	7,175
Net income (loss)	$ 12,388	$ (566)	$ 31,528	$ 12,244	$ 30,052
Basic Earnings (Loss) per Common Share:					
Income (loss) from continuing operations	$ 2.10	$ (0.08)	$ 4.48	$ 0.49	$ 3.05
(Loss) income from discontinued operations	$ —	$ (0.01)	$ 0.16	$ 1.32	$ 0.96
Net income (loss) per common share	$ 2.10	$ (0.08)	$ 4.65	$ 1.80	$ 4.00
Diluted Earnings (Loss) per Common Share:					
Income (loss) from continuing operations	$ 2.09	$ (0.08)	$ 4.45	$ 0.48	$ 2.99
(Loss) income from discontinued operations	$ —	$ (0.01)	$ 0.16	$ 1.31	$ 0.94
Net income (loss) per common share	$ 2.09	$ (0.08)	$ 4.61	$ 1.79	$ 3.93
Cash dividends declared and paid	—	—	—	—	—

	2011	2010	2009	2008	2007
Consolidated Balance Sheet Data (at period end):					
Total assets(3)	$415,669	$350,796	$360,070	$390,840	$328,792
Total debt (including current portion)	234,000	185,700	170,000	249,155	184,077
Shareholders' equity	49,986	56,630	75,800	40,140	42,370

(1) Fiscal year 2011 includes a gain on bargain purchase of a business of $8.3 million and fiscal year 2009 includes a $5.3 million gain on extinguishment of debt, net.

(2) Benefit for income taxes from continuing operations for the year ended October 31, 2008 includes $7.0 million in benefits arising from previously unrecognized tax benefits resulting from the completion in September 2008 of an IRS examination for fiscal 2005 and 2006.

(3) In October 2011, we acquired the Webster assets for a purchase price of approximately $25.9 million. The estimated fair value of assets acquired is $51.7 million, with net working capital of approximately $32.0 million. The acquisition was financed through a combination of cash on hand and availability under our credit facility.

In October 2008, we acquired the Atlantis assets for a purchase price of $98.8 million after expenses and the net working capital true-up. The net assets acquired included approximately $54.8 million of net working capital. The acquisition was funded with a $6.1 million deposit previously funded into an escrow account to the sellers, $23.0 million in cash on hand and $70.1 million under our credit facility.

In April 2008, we completed the sale of our subsidiary in the Netherlands, the final component of our former European operations. We received approximately $28.3 million in cash, before expenses, and the buyers also assumed all third party debt and capital lease obligations totaling approximately $12.0 million and all of the unfunded pension obligations totaling approximately $5.6 million. In connection with the sale, we recorded a $10.7 million pre-tax gain on disposition from discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of our financial statements with a narrative explanation from the perspective of our management on our business, financial condition, results of operations, and cash flows. Our MD&A is presented in six sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations and Off-Balance-Sheet Arrangements
- Critical Accounting Policies and
- New Accounting Pronouncements

Investors should review this MD&A in conjunction with the consolidated financial statements and related notes included in Item 8, "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Overview

AEP Industries Inc. is a leading manufacturer of plastic packaging films. We manufacture and market an extensive and diverse line of polyethylene and polyvinyl chloride flexible packaging products, with consumer, industrial and agricultural applications. Our plastic packaging films are used in the packaging, transportation, beverage, food, automotive, pharmaceutical, chemical, electronics, construction, agriculture, carpeting, furniture and textile industries.

We manufacture plastic films, principally from resins blended with other raw materials, which we either sell or further process by printing, laminating, slitting or converting. Our processing technologies enable us to create a variety of value-added products according to the specifications of our customers. Our manufacturing operations are located in the United States and Canada.

The primary raw materials used in the manufacture of our products are polyethylene and polyvinyl chloride resins. The prices of these materials are primarily a function of the price of petroleum and natural gas, and therefore typically are volatile. Since resin costs fluctuate, selling prices are generally determined as a "spread" over resin costs, usually expressed as cents per pound. Consequently, we review and manage our operating revenues and expenses on a per pound basis. The historical increases and decreases in resin costs have generally been reflected over a period of time in the sales prices of the products on a penny-for-penny basis. Assuming a constant volume of sales, an increase in resin costs would, therefore, result in increased sales revenues but lower gross profit as a percentage of sales or gross profit margin, while a decrease in resin costs would result in lower sales revenues with higher gross profit margins. Further, the gap between the time at which an order is taken, resin is purchased, production occurs and shipment is made, has an impact on our financial results and our working capital needs. In a period of rising resin prices, this impact is generally negative to operating results and in periods of declining resin prices, the impact is generally positive to operating results.

Fiscal 2011 Developments

During fiscal 2011, we furthered our strategic plan to create additional long-term value for shareholders by enhancing our position as the preferred supplier of flexible packaging solutions in North America and strengthening our balance sheet. In particular,

- On October 14, 2011, we completed the acquisition of substantially all of the assets and specified liabilities of Webster, a national manufacturer and distributor of retail and institutional private label food and trash bags, for a purchase price of approximately $25.9 million. The assets include approximately $32.0 million of net current assets, which remains subject to a post-closing true-up and a corresponding purchase price adjustment (up to a maximum of $1.3 million downwards, although no limit upwards). We financed the transaction through a combination of cash on hand and availability under our Credit Facility. The acquisition of Webster provides us entry into a new market with significant cross-selling potential. The acquisition provides us the opportunity to increase market share by providing new and existing customers a broad range of products—a one-stop shop for customers. Further, we believe we will have the opportunity to achieve significant cost savings, realized principally from improved resin purchasing and other synergies throughout the combined organization.
- In April 2011, we issued $200.0 million aggregate principal amount of 2019 Notes, and we used the proceeds to repurchase our 2013 Notes, as well as pay the tender premium, accrued and unpaid interest, related fees and a portion of borrowings outstanding under our Credit Facility.
- During fiscal 2011, we repurchased 663,000 shares of our common stock at an aggregate purchase price of $19.4 million.

Market Conditions

As discussed above, the primary raw materials used in the manufacture of our products are polyethylene and polyvinyl chloride resins. In recent years, the market for resins has been extremely volatile, with record price increases followed by significant decreases and vice versa. The trend of volatile resin price changes continued in fiscal 2011. On a comparative basis, average resin costs during the fiscal year ended October 31, 2011 were 14% higher or $0.09 per pound than the average resin cost during the fiscal year ended October 31, 2010. We believe that resin prices will increase during the beginning of fiscal 2012 due to production issues among the resin suppliers, complicated by fluctuating prices of oil and natural gas and exporting activities. The increases in resin costs magnify the importance of adjusting selling prices on a timely basis. In addition, the industry is currently experiencing shortages of certain raw materials. At this time, we have been able to secure sufficient supply to meet our production needs; however, the shortage has further increased raw material costs. There can be no assurance that we will be able to continue to secure sufficient supply or be able to pass on resin price increases on a penny-for-penny basis in the future, if such costs were to continue to increase.

The marketplace in which we sell our products remains very competitive, and has been further complicated in recent years by adverse economic circumstances affecting many of our customers, distributors and suppliers. We have seen positive signs of stabilization in our markets, although the impact of the recent recession continues. Our net sales volume increased 10% in fiscal 2011 compared to the prior period, which is primarily attributable to increased demand from existing customers as well as increased market share due to the continuing consolidation of our marketplace. It is, however, difficult to predict the continuing pace of marketplace consolidation or the impact of current and future economic circumstances on our business. The economy may continue to strain the resources of our customers, distributors and suppliers and negatively impact our businesses and operations. Resin prices continue to increase faster than the amounts that have been passed through to our customers. We have implemented cost-reduction initiatives in recent years that are designed to increase efficiency and improve the way we run our business to meet the challenges of a volatile economic environment, as well as take advantage of opportunities in the marketplace. We are limited, however, in our ability to reduce costs to offset the results of a prolonged or severe downturn given the fixed cost nature of our business combined with our long term business strategy which demands that we remain in a position to respond when market conditions improve. We believe we have taken appropriate steps to minimize the impact of these conditions, primarily through staff reductions, shut downs of idle equipment and plant closures.

Defined Terms

The following table illustrates the primary costs classified in each major operating expense category:

Cost of Sales:	Materials, including packaging Fixed manufacturing costs Labor, direct and indirect Depreciation Inbound freight charges, including intercompany transfer freight charges Utility costs used in the manufacturing process Research and development costs Quality control costs Purchasing and receiving costs Any inventory adjustments, including LIFO adjustments Warehousing costs
Delivery Expenses:	All costs related to shipping and handling of products to customers, including transportation costs by third party providers
Selling, General and Administrative Expenses:	Personnel costs, including salaries, bonuses, commissions and employee benefits Facilities and equipment costs Insurance Professional fees, including audit and Sarbanes-Oxley compliance

Our gross profit may not be comparable to that of other companies, since some companies include all the costs related to their distribution network in costs of sales and others, like us, include costs related to the shipping and handling of products to customers in delivery expenses, which is not a component of our cost of sales.

Results of Operations—Fiscal 2011 Compared to Fiscal 2010

The following table presents selected financial data for fiscal 2011 and 2010 (dollars per lb. sold is calculated by dividing the applicable consolidated statement of operations category by pounds sold in the period):

	For the Year Ended October 31,					
	2011		2010			
	$	$ Per lb. sold	$	$ Per lb. sold	% increase / (decrease) of $	$ increase/ (decrease)
	(in thousands, except for per pound data)					
Net sales	$974,792	$ 1.14	$800,570	$ 1.03	21.8%	$174,222
Gross profit	128,722	0.15	110,074	0.14	16.9%	18,648
Operating expenses:						
Delivery	44,251	0.05	38,359	0.05	15.4%	5,892
Selling	35,371	0.04	35,622	0.04	(0.7)%	(251)
General and administrative	23,853	0.03	20,510	0.03	16.3%	3,343
Total operating expenses	$103,475	$ 0.12	$ 94,491	$ 0.12	9.5%	$ 8,984
Pounds sold		853,934 lbs.		774,253 lbs.		

Net Sales

The increase in net sales for fiscal 2011 was the result of a 10% increase in average selling prices primarily attributable to the pass-through of higher resin costs to customers during the comparable periods, positively affecting net sales by $78.4 million, combined with a 10% increase in sales volume positively affecting net sales by $86.0 million. Fiscal 2011 also included a $3.7 million positive impact of foreign exchange relating to our Canadian operations. The Webster acquisition added $6.1 million in Net sales during the last two weeks of fiscal 2011.

Gross Profit

There was a $10.4 million increase in the LIFO reserve (including $5.3 million attributed to Webster) during fiscal 2011 versus a $10.5 million increase in the LIFO reserve during fiscal 2010, representing a decrease of $0.1 million year-over-year. Excluding the impact of the LIFO reserve change during fiscal 2011 and $0.6 million in gross profit added from Webster, gross profit increased $17.9 million primarily due to increased sales volumes, improved plant utilization and includes a $0.7 million positive impact of foreign exchange relating to our Canadian operations.

Operating Expenses

The increase in operating expenses is primarily due to increased volumes sold in fiscal 2011 increasing certain variable operating expenses by $4.6 million, increased provisions of $2.7 million related to employee cash performance incentives, an increase of $0.7 million related to share-based compensation costs associated with our stock options and performance units and $0.7 million of fees paid related to the acquisition of Webster as well as rising fuel costs, partially offset by a decrease of $0.6 million of consulting costs associated with the implementation of our new operating system and the positive impact on operating expenses of cost cutting initiatives implemented in the prior fiscal year. Fiscal 2011 also includes a $0.4 million unfavorable effect of foreign exchange, increasing reported total operating expenses. Webster incurred $0.6 million in operating expenses in fiscal 2011.

Interest Expense

Interest expense for fiscal 2011 increased $4.0 million to $19.2 million as compared to the prior fiscal year. Included in interest expense for fiscal year 2011 are the write-off of unamortized costs of $1.2 million related to the 2013 Notes, the early tender fee paid to the 2013 Note holders of $0.3 million, and

$0.3 million of fees related to the repurchase of the 2013 Notes. Excluding these items, interest expense increased $2.2 million from the same period in the prior fiscal year primarily due to an increase in interest rates (7.875% to 8.25%) and aggregate principal amount (from $160.2 million to $200.0 million) related to the 2019 Notes.

Gain On Bargain Purchase of a Business

Gain on bargain purchase of $8.3 million during the year ended October 31, 2011 resulted from the fair value of the identifiable assets acquired and liabilities assumed in the Webster acquisition exceeding the purchase price.

Other, Net

Other, net for fiscal 2011 amounted to $0.1 million in income, as compared to $0.5 million in income for fiscal 2010. The change between the periods is primarily attributable to net realized and unrealized losses in the current period compared to unrealized gains in the prior year period on foreign currency denominated payables and receivables which resulted from changes in foreign exchange rates, primarily the New Zealand and Canadian dollar.

Income Tax Provision

The provision for income taxes for fiscal 2011 was $2.1 million on income before the provision for income taxes of $14.5 million, which includes the gain on bargain purchase of $8.3 million which is non-taxable. The effective tax rate including the gain on bargain purchase is 14.4 percent. The difference between the effective tax rate and the U.S. statutory tax rate of 35.0 percent primarily relates to the non-taxable gain on the bargain purchase of (-20.1 percent), the differential in the U.S. and Canadian statutory rates (-2.4 percent) and a reduction in the valuation allowance for foreign tax credits (-1.4 percent), which were offset by current periods state income taxes of (+0.6 percent), net changes in deferred state tax rates (+0.7 percent) and foreign taxes paid (+1.1 percent).

The provision for income taxes for fiscal 2010 was $1.5 million on income before the provision for income taxes of $1.0 million. The difference between the effective tax rate of 154.0 percent and the U.S. statutory tax rate of 35.0 percent primarily relates to a provision for a true-up of prior year's estimates in the United States (+24.7 percent), a provision for state taxes and withholding taxes paid (+45.6 percent), a valuation allowance established for foreign tax credits (+21.3 percent), and a provision for a Canadian dividend received during fiscal 2010 (+19.3 percent).

Reconciliation of Non-GAAP Measures to GAAP

We define Adjusted EBITDA as net income (loss) before discontinued operations, interest expense, income taxes, depreciation and amortization, changes in LIFO reserve, other non-operating income (expense) and non-cash share-based compensation expense (income). We believe Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, changes in LIFO reserve (a non-cash charge/benefit to our consolidated statements of operations), other non-operating items and non-cash share-based compensation. Furthermore, we use Adjusted EBITDA for business planning purposes and to evaluate and price potential acquisitions. In addition to its use by management, we also believe Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of our company and other companies in the plastic films industry. Other companies may calculate Adjusted EBITDA differently, and therefore our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from Adjusted EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted EBITDA should only be used as a supplemental measure of our operating performance.

The following is a reconciliation of our net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Fiscal 2011 (in thousands)	Fiscal 2010 (in thousands)	Fiscal 2009 (in thousands)
Net income (loss)	$12,388	$ (566)	$ 31,528
(Loss) income from discontinued operations	—	(43)	1,099
Income (loss) from continuing operations	12,388	(523)	30,429
Provision for taxes	2,083	1,492	18,994
Interest expense	19,178	15,206	15,749
Depreciation and amortization expense	21,751	20,895	19,058
Increase (decrease) in LIFO reserve	10,350	10,486	(20,149)
Gain on bargain purchase of a business	(8,313)	—	—
Gain on extinguishment of debt, net	—	—	(5,285)
Other non-operating (income) expense	(105)	(455)	500
Non-cash share-based compensation	1,919	1,202	4,036
Adjusted EBITDA	**$59,251**	**$48,303**	**$ 63,332**

Fiscal 2010 Compared to Fiscal 2009

The following table presents selected financial data for fiscal 2010 and 2009 (dollars per lb. sold is calculated by dividing the applicable consolidated statement of operations category by pounds sold in the period):

	For the Year Ended October 31,					
	2010		2009		% increase/ (decrease) of $	$ increase/ (decrease)
	$	$ Per lb. sold	$	$ Per lb. sold		
	(in thousands, except for per pound data)					
Net sales	$800,570	$ 1.03	$744,819	$ 0.97	7.5%	$ 55,751
Gross profit	110,074	0.14	160,436	0.21	(31.4)%	(50,362)
Operating expenses:						
Delivery	38,359	0.05	37,690	0.05	1.8%	669
Selling	35,622	0.04	38,675	0.05	(7.9)%	(3,053)
General and administrative	20,510	0.03	23,691	0.03	(13.4)%	(3,181)
Total operating expenses	$ 94,491	$ 0.12	$100,056	$ 0.13	(5.6)%	$ (5,565)
Pounds sold		774,253 lbs.		764,795 lbs.		

Net Sales

Net sales for fiscal 2010 increased $55.8 million, or 7.5%, to $800.6 million from $744.8 million for fiscal 2009. The increase was the result of a 5% increase in average selling prices attributable to the passing on to customers higher resin costs during the comparable periods, positively affecting net sales by $38.8 million, combined with a 1% increase in sales volume positively affecting net sales by $9.7 million. The effects of the economic recessionary environment on both customers and competitors, coupled with an extremely volatile resin pricing environment caused total volume to be below management expectations for fiscal 2010. Fiscal 2010 also included a $7.3 million positive impact of foreign exchange relating to our Canadian operations.

Gross Profit

Gross profit for fiscal 2010 decreased $50.3 million, or 31.4%, to $110.1 million from $160.4 million for fiscal 2009. There was a $10.5 million increase in the LIFO reserve during fiscal 2010 versus a $20.1 million decrease in the LIFO reserve during fiscal 2009, for an aggregate increase of $30.6 million year-over-year. Excluding the effects of the LIFO reserve increase, gross profit decreased $19.7 million primarily due to a decline in material margin resulting from competition and a lag in selling price increases during the period in which resin prices increased an average of $0.14 per pound over the average resin costs during fiscal 2009. Fiscal 2010 also included a $1.2 million positive impact of foreign exchange relating to our Canadian operations and a $0.6 million decrease in share-based compensation, partially offset by $1.0 million of consulting costs associated with the implementation of our new operating system.

Operating Expenses

Operating expenses for fiscal 2010 decreased $5.6 million, or 5.6%, from the prior fiscal year to $94.5 million in fiscal 2010. The decrease in operating expenses is primarily due to cost cutting initiatives implemented during fiscal 2009, combined with decreased accruals of $3.3 million related to employee cash performance incentives and a decrease of $2.2 million related to share-based compensation costs associated with our stock options and performance units, partially offset by increased volumes sold in fiscal 2010 increasing selling and delivery expenses by $0.9 million and $0.7 million of consulting costs associated with the implementation of our new operating system. Fiscal 2010 also included $0.9 million unfavorable effect of foreign exchange increasing reported total operating expenses. Fiscal 2009 included approximately $0.8 million related to transitional services associated with the Atlantis acquisition.

Other Operating Income

Other operating income for fiscal 2010 was $137,000 and represented net gains on sales of fixed assets during the period as compared to net gains on sales of fixed assets of $7,000 in the prior fiscal year.

Interest Expense

Interest expense for fiscal 2010 decreased $0.5 million as compared to the prior fiscal year, to $15.2 million, resulting primarily from lower average borrowings and interest rates on our Credit Facility reducing interest expense by $0.2 million and $0.5 million lower interest expense on our 2013 Notes, as a result of the extinguishment of $14.8 million of the 2013 Notes in April 2009, partially offset by $0.1 million of increased interest expense incurred on the new capital leases originating in March 2009.

Other, net

Other, net for fiscal 2010 amounted to $0.5 million in income, as compared to $0.5 million in expense for fiscal 2009. The change between the periods is primarily attributable to unrealized gains in fiscal 2010 compared to unrealized losses in the prior year period on foreign currency denominated payables and receivables which resulted from changes in foreign exchange rates, primarily the Canadian dollar.

Income Tax Provision

The provision for income taxes for fiscal 2010 was $1.5 million on income before the provision for income taxes of $1.0 million. The difference between the effective tax rate of 154.0 percent and the U.S. statutory tax rate of 35.0 percent primarily relates to a provision for a true-up of prior year's estimates in the United States (+24.7 percent), a provision for state taxes and withholding taxes paid (+45.6 percent), a valuation allowance established for foreign tax credits (+21.3 percent), and a provision for a Canadian dividend received during fiscal 2010 (+19.3 percent).

The provision for income taxes for fiscal 2009 was $19.0 million on income from continuing operations before the provision for income taxes of $49.4 million. The difference between our effective tax rate of 38.4 percent and the U.S. statutory tax rate of 35.0 percent primarily related to the provision for state taxes in the United States, net of federal benefit (+3.3 percent).

Discontinued Operations—Fiscal 2010 Compared to Fiscal 2009

A consolidated summary of the operating results of discontinued operations for fiscal 2010 and 2009 is as follows:

	For the Year Ended October 31,	
	2010	2009
	(in thousands)	
Net sales	$—	$ —
Gross profit	—	—
(Loss) income from discontinued operations	(43)	85
Income tax benefit	—	1,014
(Loss) income from discontinued operations	$(43)	$1,099

Loss from discontinued operations for fiscal 2010 represents payments made by the Company related to the liquidation of the Spanish subsidiary. Income from discontinued operations for fiscal 2009 represents income in our Spanish subsidiary resulting from the refund of value added taxes which had been fully reserved against. The income tax benefit of the discontinued operations for fiscal 2009 includes a $1.0 million income tax benefit related to a $2.6 million intercompany bad debt write-off associated with our Spanish subsidiary. The bad debt write-off has been taken as a deduction on our U.S. federal income tax return for fiscal 2009.

Liquidity and Capital Resources

Summary

We have historically financed our operations through cash flows generated from operations and borrowings by us and our subsidiaries under various credit facilities. Our principal uses of cash have been to fund working capital, including operating expenses, debt service and capital expenditures, and to buy back shares of our common stock and senior notes. In addition, we evaluate acquisitions of businesses or assets from time to time. Generally, our need to access the capital markets is limited to refinancing debt obligations and funding significant acquisitions. Market conditions may limit our sources of funds and the terms for these financing activities. As market conditions change, we continue to monitor our liquidity position.

Despite the challenging financial markets and economic conditions in recent years, we continue to maintain a strong balance sheet and sufficient liquidity to provide us with financial flexibility. In addition to our normal operating activities during fiscal 2011:

- On October 14, 2011, to enhance our product portfolio and increase cross-selling opportunities, we completed the acquisition of substantially all of the assets and specified liabilities of Webster for a purchase price of $25.9 million. The net assets acquired included approximately $32.0 million of net working capital. The purchase price is subject to a post-closing net working capital true-up adjustment (to a maximum of $1.3 million downwards, although no limit upwards). Based on our preliminary figures of Webster's working capital at October 14, 2011, we estimate the true-up to be an additional $0.6 million owed by us to Chelsea Industries, Webster's former parent. We used cash on hand and borrowings under our Credit Facility to finance this transaction.

- During April 2011, we successfully completed the sale of $200.0 million aggregate principal amount of 2019 Notes through a private offering, the proceeds of which were used to repurchase $160.2 million aggregate principal amount of 2013 Notes, as well as pay the related tender premium, accrued and unpaid interest and related fees, and the pay down of amounts under the Credit Facility. Additionally, we paid approximately $4.8 million of fees related to the issuance of the 2019 Notes.
- During the fiscal year ended October 31, 2011, we continued our commitment to strategically repurchase equity, with repurchases of 663,000 shares of our common stock, in privately negotiated transactions and in the open market, for $19.4 million.

As of October 31, 2011, we had a net debt position (current bank borrowings plus long term debt less cash and cash equivalents) of $227.6 million, compared with $184.7 million at the end of fiscal 2010. The increase is primarily due to the transactions discussed above. Availability under our Credit Facility and credit line available to our Canadian subsidiary for local currency borrowings was an aggregate of $120.3 million at October 31, 2011. We are currently negotiating an amendment and restatement of our Credit Facility, which, if effected, would included a multi-year extension of the Credit Facility.

Our working capital amounted to $117.2 million at October 31, 2011 compared to $70.5 million at October 31, 2010. Included in the amount at October 31, 2011 is the working capital acquired of Webster, which was $26.7 million. Excluding the working capital attributable to the Webster acquisition of $26.7 million, net of $5.3 million LIFO reserve, working capital at October 31, 2011 would have increased $19.9 million, and is primarily due to our increased investment in inventory. We use the LIFO method for determining the cost of approximately 86% of our total inventories at October 31, 2011. Under LIFO, the units remaining in ending inventory are valued at the oldest unit costs and the units sold in cost of sales are valued at the most recent unit costs. Therefore, the effect of using LIFO when inventory costs are increasing is lower inventory values, higher cost of sales and lower taxable income. If the FIFO method for valuing inventory had been used exclusively, working capital would have been $117.5 million (excluding $32.0 million related to Webster) and $92.6 million at October 31, 2011 and 2010, respectively. During the fiscal year ended October 31, 2011, the LIFO reserve increased $10.4 million (including $5.3 million attributed to Webster) to $32.5 million as a result of rising resin costs and increased inventory levels. Despite the negative effects on our results of operations and our financial position (an increase to cost of sales of $10.4 million for the fiscal year ended October 31, 2011 and a reduction of inventory of $32.5 million at October 31, 2011), we believe the use of LIFO maximizes our after tax cash flow from operations.

We believe that our expected cash flow from operations, assuming no material adverse change, combined with the availability of funds under our worldwide credit facilities (assuming the refinancing of our Credit Facility, which matures December 2012), will be sufficient to meet our working capital and debt service requirements and planned capital expenditures for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing of our operations for each of the past three fiscal years:

	For the Years Ended October 31,		
	2011	2010	2009
	(in thousands)		
Total cash provided by (used in) continuing operations:			
Operating activities	$ 23,500	$ 21,702	$ 88,052
Investing activities	(40,423)	(15,536)	(21,691)
Financing activities	22,162	(5,932)	(67,011)
Effect of exchange rate changes on cash	157	514	727
Increase in cash and cash equivalents	$ 5,396	$ 748	$ 77

Note: See consolidated statements of cash flows included in Item 8, "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K for additional information.

Operating Activities

Our cash and cash equivalents were $6.4 million at October 31, 2011, as compared to $1.0 million at October 31, 2010. Cash provided by operating activities during the fiscal year ended October 31, 2011 was $23.5 million, which includes net income of $12.4 million adjusted for non-cash items totaling $28.9 million primarily related to depreciation and amortization and change in LIFO reserve, partially offset by the gain on bargain purchase of a business related to the acquisition of Webster. Cash used by operating activities primarily includes a $16.6 million increase in inventories excluding the non-cash effects of LIFO reflecting higher resin costs and our increased investment in inventory in anticipation of rising resin costs, a $4.3 million increase in accounts receivable reflecting higher selling prices and volumes sold, and a $1.3 million decrease in accounts payable as a result of timing of payments. Cash provided by operating activities includes a $4.8 million increase in accrued expenses due primarily to an increase in accrued fiscal 2011 incentive payments to employees.

Investing Activities

Net cash used in investing activities during fiscal 2011 was $40.4 million, resulting from the acquisition of Webster for $25.9 million and capital expenditures during the period of $14.5 million.

Financing Activities

Net cash provided by financing activities during fiscal 2011 was $22.2 million, resulting primarily from $200.0 million of proceeds received related to the issuance of our 2019 Notes and borrowings under our Credit Facility of $8.9 million. This was partially offset by the repurchase of our 2013 Notes for $160.5 million (including the premium payment of $0.3 million), repurchases of our common stock totaling $19.4 million, $4.8 million of fees paid related to the issuance of our 2019 Notes, $1.1 million of capital lease payments and $0.4 million of repayments of our Pennsylvania loans.

Sources and Uses of Liquidity

Issuance of 8.25% Senior Notes—2019

On April 18, 2011, we completed the sale of $200 million aggregate principal amount of 2019 Notes due April 15, 2019 through a private offering. Interest is paid semi-annually on April 15 and October 15, beginning October 15, 2011.

The proceeds of the offering were used to repurchase our 2013 Notes, as well as pay the tender premium, accrued and unpaid interest, related fees and a portion of borrowings outstanding under our Credit Facility.

7.875% Senior Notes—2013

During fiscal 2011, we repurchased our 2013 Notes. We paid approximately $160.5 to repurchase such 2013 Notes, including $0.3 million of cash premium. We also paid $0.3 million of fees related to the tender offer.

Credit Facility

We maintain a credit facility with Wells Fargo Bank N.A., successor to Wachovia Bank N.A, as initial lender thereunder and as agent for the lenders thereunder, which was last amended and restated on October 30, 2008 (the "Credit Facility"). The Credit Facility is secured by mortgages and liens on most of our domestic assets and on 66% of our ownership interest in certain foreign subsidiaries. The Credit Facility has a maximum borrowing amount of $150.0 million, including a maximum of $20.0 million for letters of credit, and matures on December 15, 2012. We intend to amend and restate the Credit Facility prior to its maturity, and to maintain the maximum borrowing amount of $150.0 million. We utilize the Credit Facility to provide funding for operations and other corporate purposes through daily bank borrowings and/or cash repayments to ensure sufficient operating liquidity and efficient cash management. Availability at October 31, 2011 and October 31, 2010 under the Credit Facility was $115.3 million and $103.5 million, respectively.

In addition to the amounts available under the Credit Facility, we also maintain a credit facility at our Canadian subsidiary which is used to support operations and is serviced by local cash flows from operations. There were no borrowings outstanding under the Canadian credit facility at October 31, 2011 and October 31, 2010. Availability under the Canadian credit facility at October 31, 2011 and October 31, 2010 was $5.0 million and $4.9 million, respectively.

Please refer to Note 8 of the consolidated financial statements for further discussion of our debt.

Repurchase Programs

On September 15, 2010, our Board of Directors terminated the then outstanding repurchase program (which had approximately $0.8 million remaining as of such date) and approved a new $8.0 million stock repurchase program (the "September 2010 Stock Repurchase Program"). On June 16, 2011, our Board of Directors authorized an increase to the September 2010 Stock Repurchase Program, which had approximately $4.5 million available to repurchase, to $20.0 million. As of October 31, 2011, $1.0 million remained available for repurchase under such program. Please refer to Note 10 of the consolidated financial statements for further discussion of the program.

Contractual Obligations and Off-Balance-Sheet Arrangements

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments as of October 31, 2011 are as follows:

	For the Years Ending October 31,				
	Borrowings	Interest on Fixed Rate Borrowings	Capital Leases, Including Amounts Representing Interest	Operating Leases	Total Commitments
			(in thousands)		
2012	$ 145	$ 16,562	$1,478	$ 7,643	$ 25,828
2013(1)	32,799	16,554	1,478	6,314	57,145
2014	89	16,548	1,455	5,497	23,589
2015	87	16,544	578	3,384	20,593
2016	92	16,540	—	2,202	18,834
Thereafter(2)	200,788	41,529	—	3,071	245,388
Total	$234,000	$124,277	$4,989	$28,111	$391,377

(1) Borrowings include $32.6 million of variable rate borrowings (outstanding borrowings under our Credit Facility) due December 15, 2012. See Note 8 of the consolidated financial statements for further discussion of our debt.

(2) Borrowings include $200.0 million aggregate principal amount of 2019 Notes. See Note 8 of the consolidated financial statements for further discussion of our debt.

In addition to the amounts reflected in the table above:

We expect to incur approximately $29.5 million of capital expenditures during fiscal 2012, with a focus on upgrading our newly acquired Webster plant in Montgomery, Alabama. We plan to fund these capital expenditures through cash flows from operations.

We expect to contribute approximately $0.5 million during fiscal 2012 to fund the Canadian defined benefit plan and $0.2 million to fund the Webster defined benefit plan. With regards to the US 401(k) Savings and Employee Stock Ownership Plan ("ESOP"), we estimate contributing approximately $2.6 million in cash in February 2012 to our 401(k) and ESOP plan effective for the 2011 ESOP year contributions.

We expect approximately 46,000 performance units to vest during fiscal 2012, provided that each employee continues to be employed by the Company on the respective anniversary dates. Settlement of the units is based on the Company's stock price on the anniversary date and will be settled at the employees' option in cash, Company stock, or a combination thereof.

At October 31, 2011, we have approximately $15.0 million of undistributed earnings from our foreign subsidiaries (primarily Canada) which we consider indefinitely reinvested outside the United States. As a result, we have not provided federal income taxes on the unremitted earnings. If these earnings were not reinvested indefinitely, no deferred tax liability would be recorded because of available foreign tax credits, but we would need to pay approximately $750,000 in foreign withholding taxes.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Effects of Inflation

Inflation is not expected to have a significant impact on our business.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to product returns, customer rebates and incentives, doubtful accounts, inventories, including LIFO inventory valuations, acquisitions, including fair value estimates related to the Webster acquisition and costs associated with the restructuring of the Atlantis plants, pension obligations, litigation and contingency accruals, income taxes, including valuation of deferred taxes and assessment of unrecognized tax benefits for uncertain tax positions, share-based compensation, and impairment of long-lived assets and intangibles, including goodwill. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We recognize revenue when products are shipped and the customer takes ownership and assumes risk of loss, which generally occurs on the date of shipment, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. Concurrently, we record reductions to revenue for customer rebate programs, returns, promotions or other incentive programs that are estimated using historical experience and current economic trends. Material differences may result in the amount and timing of net sales for any period if management makes different judgments or uses different estimates.

Allowance for Doubtful Accounts. Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates of write offs over the last 60 months to the average accounts receivable balances. When it is deemed probable that a customer account is uncollectible, that balance is added to the calculated reserve. Actual results could differ from these estimates under different assumptions and may be affected by changes in general economic conditions.

Inventory Reserves. Management reviews our physical inventories at each business unit to determine the obsolescence of inventory on hand. These deemed obsolescent items are considered scrap. We maintain our United States inventory on the LIFO method of inventory valuation, except for supplies and printed and converted finished goods, including certain of Webster's products. The LIFO inventory is reviewed quarterly for net realizable value and adjusted accordingly.

Litigation Reserves. Management's current estimated ranges of liabilities related to pending litigation are based on input from legal counsel and our best estimate of potential loss. Final resolution of the litigation contingencies could result in amounts different from current accruals and, therefore, have an impact on our consolidated financial results in a future reporting period. At October 31, 2011, we were involved in routine litigation in the normal course of our business and based on facts currently available we believe such matters, net of insurance recoveries, will not have a material adverse impact on our results of operations, financial position or liquidity.

Pension Benefit Obligations. We sponsor a defined benefit plan in our Canada operation and assumed a defined benefit plan in our newly acquired Webster operation. Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are discount rate and expected long-term return on plan assets. We evaluate these assumptions annually. Other assumptions reflect demographic factors such as retirements, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality AA-rated corporate bonds with durations corresponding to the expected durations of the benefit obligations and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $250,000 at October 31, 2011. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $22,000 for fiscal 2011.

Income Taxes. Management accounts for income taxes using an asset and liability approach. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet.

The realizability of our deferred tax assets is primarily dependent on the future taxable income of the entity to which the deferred tax asset relates. Management assesses the likelihood that such deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established. Should the future taxable income of such entities be materially different from management's estimates, an additional valuation allowance may be necessary in future periods. Such amounts, if necessary, could be material to our results of operations and financial position.

We are required to recognize in our consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained based on the technical merits of the position. There is a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority. Additionally, we are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties on tax reserves continue to be classified as provision for income taxes in our consolidated statements of operations. For purposes of intraperiod allocation, we include changes in reserves for uncertain tax positions related to discontinued operations in continuing operations.

The recognition and measurement of uncertain tax positions involves significant management judgment. The ultimate resolution of uncertain tax positions could result in amounts different than the amounts reserved for, and, therefore have an impact on our consolidated financial results in the future.

Share-Based Compensation. Share-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. We use the Black Scholes option pricing model to estimate the fair value of stock options on the date of grant. The Black-Scholes option-pricing model incorporates various assumptions including expected volatility, expected term and risk-free interest rates. We estimate the expected volatility using the historical stock price volatility of our stock over the estimated term of our stock options. We determine the expected term of our stock options based on historical experiences. In addition, judgment is required in estimating the forfeiture rate on stock awards, such as performance units. We calculate the expected forfeiture rate based on average historical trends sorted by separate employee groups, including executive officers and directors. Fluctuations in the market that affect these estimates could have an impact on the resulting compensation cost. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the adoption date is recognized over the remaining service period after the adoption date.

Impairment. We review our long-lived assets, such as property, plant and equipment and intangible assets, such as trade names and customer relationships, primarily associated with the Atlantis acquisition, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Factors we consider important that could trigger an impairment review include:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant change in the manner of or use of the acquired assets or the strategy of our overall business;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows, recent buy offers or appraised values, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Actual realizable values or payments to be made may differ from such estimates, and such differences will be recognized as incurred or as better information is received. Our estimate as to fair value is regularly reviewed and subject to change as new information is made available.

Also, we perform an annual assessment as to whether or not goodwill is impaired. We performed our annual impairment analysis on September 30 based on a comparison of our market capitalization to our book value at that date. On September 30, 2011, 2010 and 2009, we concluded that there was no impairment because our market capitalization was above book value. On October 31, 2011, our market capitalization was above book value. Our policy is that impairment of goodwill will have occurred if our market capitalization was to remain below book value for a reasonable period of time. If we determine that an impairment has occurred, we would perform a second test to determine the amount of impairment loss. In the second test, the fair value of our company is estimated using comparable industry multiples of cash flows as part of an effort to measure the value of implied goodwill. We also review our financial position quarterly for other triggering events.

Acquisitions. For any acquisitions consummated after November 1, 2009, the acquisition method of accounting is used for all business combinations (whether full, partial or step acquisition). In applying the acquisition method, the acquirer must determine and recognize the fair value of the acquired assets and liabilities assumed. Any excess of fair value of acquired net assets over the acquisition consideration results in a gain on bargain purchase and must be recognized in earnings on the acquisition date. Any excess of the acquisition consideration over the fair value of acquired net assets is recognized as goodwill. Any adjustments to the fair values assigned to the assets acquired and the liabilities assumed during the measurement period, which may be up to one year from the acquisition date, has a corresponding offset to the gain on bargain purchase or goodwill. The acquisition costs will be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date.

The acquisition of Webster resulted in a gain on bargain purchase of a business, which is subject to change as we complete our analysis of the fair values of Webster's assets and specified liabilities and settle any working capital adjustments. Any adjustment will result in a decrease or increase in the gain on bargain purchase.

For all acquisitions consummated prior to November 1, 2009, we allocated at the time of acquisition, the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their relative fair values. Significant judgments and estimates are often made to determine these allocated values, and may include the use of appraisals, market quotes for similar transactions, discounted cash flow techniques or other information we believe is relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill which is not amortized to expense. Any excess of the fair value of the net tangible and identifiable intangible assets acquired over the purchase price (negative goodwill) is allocated on a pro-rata basis to long-lived assets, including identified intangible assets. If negative goodwill exceeds the amount of those assets, the remaining excess shall be recognized as an extraordinary gain in the period which the acquisition is completed. As discussed above, goodwill is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change.

We established reserves for the Atlantis restructuring activities, which included lease costs, severance and facility costs, as part of the acquisition cost. Upon finalization of the restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease to long lived assets.

Recently Issued Accounting Pronouncements

Please refer to Note 2 of the consolidated financial statements for discussion on recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading purposes.

Interest Rates

The fair value of our fixed interest rate debt varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. At October 31, 2011, the carrying value of our total debt was $234 million of which approximately $201.4 was fixed rate debt (2019 Notes and the Pennsylvania Industrial Loans). As of October 31, 2011, the estimated fair value of our 2019 Notes, which had a carrying value of $200.0 million, was approximately $192.6 million. As of October 31, 2011, the carrying value of our Pennsylvania Industrial Loans was $1.4 million which approximates fair value.

Floating rate debt at October 31, 2011 and October 31, 2010 totaled $32.6 million and $23.7 million, respectively. Based on the floating rate debt outstanding during fiscal 2011 (our Credit Facility), a one-percent increase or decrease in the average interest rate during the period would have resulted in a change to interest expense of approximately $0.4 million.

Foreign Exchange

We enter into derivative financial instruments (principally foreign exchange forward contracts) primarily to hedge intercompany transactions, trade sales and forecasted purchases. Foreign currency forward contracts reduce our exposure to the risk that the eventual cash inflows and outflows, resulting from these intercompany and third party trade transactions denominated in a currency other than the functional currency, will be adversely affected by changes in exchange rates.

We do not use foreign currency forward contracts for speculative or trading purposes. We enter into foreign exchange forward contracts with financial institutions and have not experienced nonperformance by counterparties. We anticipate performance by all counterparties to such agreements.

Commodities

We use commodity raw materials, primarily resin, and energy products in conjunction with our manufacturing process. Generally, we acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, we are exposed to market risks related to changes in commodity prices in connection with these components.

We are exposed to market risk from changes in plastic resin prices that could impact our results of operations and financial condition. Generally, we acquire resin at market prices and do not use financial instruments to hedge commodity prices. Our plastic resin purchasing strategy is to deal with only high-quality, dependable suppliers. We believe that we have maintained strong relationships with these key suppliers and expect that such relationships will continue into the foreseeable future. The resin market is a global market and, based on our experience, we believe that adequate quantities of plastic resins will be available to the Company at market prices, but we can give no assurances as to such availability or the prices thereof. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Market Conditions" for further discussion of market risks related to resin prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and accompanying schedule and related report of our independent registered public accounting firm are set forth in a separate section of this Form 10-K beginning on page 52 and are hereby incorporated by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer (together, the "Certifying Officers"), as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute assurance of achieving the desired objectives. Also, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of October 31, 2011, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Certifying Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and our Certifying Officers concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of October 31, 2011.

On October 14, 2011, the Company acquired substantially all of the assets and assumed certain liabilities of Webster Industries. Management has excluded from its assessment of the effectiveness of internal control over financial reporting as of October 31, 2011, Webster's internal control over financial reporting associated with total assets of $51.4 million and total liabilities of $19.9 million included in the consolidated balance sheet at October 31, 2011, and net sales of $6.1 million included in the consolidated statement of operations for the year ended October 31, 2011.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The Company acquired substantially all of the assets and assumed certain liabilities of Webster on October 14, 2011. Management has excluded from its assessment of the effectiveness of internal control over financial reporting as of October 31, 2011, Webster's internal control over financial reporting associated with total assets of $51.4 million and total liabilities of $19.9 million included in the consolidated balance sheet of the Company at October 31, 2011, and net sales of $6.1 million included in the consolidated statement of operations for the year ended October 31, 2011.

Our management, including our Certifying Officers, recognizes that our internal control over financial reporting cannot prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management, with the participation of the Certifying Officers, assessed our internal control over financial reporting as of October 31, 2011, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of October 31, 2011.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of our internal control over financial reporting as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth under the following captions in our proxy statement to be filed with respect to the 2012 annual meeting of stockholders (the "Proxy Statement"), all of which is incorporated herein by reference: "Proposal No. 1—Election of Directors," "Board Matters—The Board of Directors," "Board Matters – Committees of the Board," "Board Matters—Corporate Governance," "Certain Relationships and Related Person Transactions," "Additional Information—Section 16(a) Beneficial Ownership Reporting Compliance," and "Additional Information-Requirements for Submission of Stockholder Proposals and Nominations for 2013 Annual Meeting."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Compensation Discussion and Analysis," "Named Executive Officer Compensation Tables," "Board Matters—Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Additional Information—Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Certain Relationships and Related Person Transactions" and "Proposal No. 1—Election of Directors—Director Independence."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Audit Committee Matters."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

The financial statements of the Company filed in this Annual Report on Form 10-K are listed in Part II, Item 8.

2. Financial Statement Schedule:

The financial statement schedule of the Company filed in this Annual Report on Form 10-K is listed in Part II, Item 8.

3. Exhibits:

The exhibits required to be filed as part of this Annual Report on Form 10-K are listed in the attached Index to Exhibits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
AEP Industries Inc.:

We have audited the accompanying consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. We also have audited AEP Industries Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AEP Industries Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AEP Industries Inc. and subsidiaries as of October 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, AEP Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for business combinations consummated after November 1, 2009 due to the adoption of a new accounting standard.

AEP Industries Inc. acquired substantially all of the assets and assumed certain liabilities of Webster Industries on October 14, 2011 and management excluded from its assessment of the effectiveness of AEP Industries Inc.'s internal control over financial reporting as of October 31, 2011, Webster Industries' internal control over financial reporting associated with total assets of $51.4 million and total liabilities of $19.9 million included in the consolidated balance sheet of AEP Industries Inc. at October 31, 2011, and net sales of $6.1 million included in the consolidated statement of operations of AEP Industries Inc. for the year ended October 31, 2011. Our audit of internal control over financial reporting of AEP Industries Inc. also excluded an evaluation of the internal control over financial reporting of Webster Industries.

/s/ KPMG LLP

Short Hills, New Jersey
January 17, 2012

AEP INDUSTRIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF OCTOBER 31, 2011 AND 2010

(in thousands, except share amounts)

	October 31, 2011	October 31, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,445	$ 1,049
Accounts receivable, less allowance for doubtful accounts of $3,333 and $4,345 in 2011 and 2010, respectively	109,061	86,625
Inventories, net	103,092	72,978
Deferred income taxes	6,750	3,336
Other current assets	3,518	3,450
Total current assets	228,866	167,438
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated depreciation and amortization	169,580	169,343
GOODWILL	6,871	8,135
INTANGIBLE ASSETS, net of accumulated amortization of $988 and $726 in 2011 and 2010, respectively	3,924	2,181
OTHER ASSETS	6,428	3,699
Total assets	$ 415,669	$ 350,796
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank borrowings, including current portion of long-term debt	$ 145	$ 441
Accounts payable	76,881	72,564
Accrued expenses	34,620	23,886
Total current liabilities	111,646	96,891
LONG-TERM DEBT	233,855	185,259
DEFERRED INCOME TAXES	12,863	4,836
OTHER LONG-TERM LIABILITIES	7,319	7,180
Total liabilities	365,683	294,166
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, $1.00 par value; 970,000 shares authorized; none issued	—	—
Series A junior participating preferred stock, $1.00 par value; 30,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 30,000,000 shares authorized; 11,096,118 and 11,086,485 shares issued in 2011 and 2010, respectively	111	111
Additional paid-in capital	109,519	109,047
Treasury stock at cost, 5,605,783 and 4,942,783 shares in 2011 and 2010, respectively	(169,826)	(150,424)
Retained earnings	108,164	95,776
Accumulated other comprehensive income	2,018	2,120
Total shareholders' equity	49,986	56,630
Total liabilities and shareholders' equity	$ 415,669	$ 350,796

The accompanying notes to consolidated financial statements are an integral part of these statements.

AEP INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED OCTOBER 31, 2011, 2010 AND 2009

(in thousands, except per share data)

	2011	2010	2009
NET SALES	$974,792	$800,570	$744,819
COST OF SALES	846,070	690,496	584,383
Gross profit	128,722	110,074	160,436
OPERATING EXPENSES:			
Delivery	44,251	38,359	37,690
Selling	35,371	35,622	38,675
General and administrative	23,853	20,510	23,691
Total operating expenses	103,475	94,491	100,056
OTHER OPERATING INCOME (EXPENSE):			
(Loss) gain on sales of property, plant and equipment, net	(16)	137	7
Operating income	25,231	15,720	60,387
OTHER INCOME (EXPENSE):			
Interest expense	(19,178)	(15,206)	(15,749)
Gain on extinguishment of debt, net	—	—	5,285
Gain on bargain purchase of a business	8,313	—	—
Other, net	105	455	(500)
Income from continuing operations before provision for income taxes	14,471	969	49,423
PROVISION FOR INCOME TAXES	(2,083)	(1,492)	(18,994)
Income (loss) from continuing operations	12,388	(523)	30,429
DISCONTINUED OPERATIONS:			
(Loss) income from discontinued operations	—	(43)	85
Benefit for income taxes	—	—	1,014
(Loss) income from discontinued operations	—	(43)	1,099
Net income (loss)	$ 12,388	$ (566)	$ 31,528
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
Income (loss) from continuing operations	$ 2.10	$ (0.08)	$ 4.48
(Loss) income from discontinued operations	$ —	$ (0.01)	$ 0.16
Net income (loss) per common share	$ 2.10	$ (0.08)	$ 4.65
DILUTED EARNINGS (LOSS) PER COMMON SHARE:			
Income (loss) from continuing operations	$ 2.09	$ (0.08)	$ 4.45
(Loss) income from discontinued operations	$ —	$ (0.01)	$ 0.16
Net income (loss) per common share	$ 2.09	$ (0.08)	$ 4.61

The accompanying notes to consolidated financial statements are an integral part of these statements.

AEP INDUSTRIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED OCTOBER 31, 2011, 2010 AND 2009

(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in-Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Comprehensive Income
	Shares	Amount	Shares	Amount				
BALANCES AT OCTOBER 31, 2008	**10,910**	**$109**	**4,160**	**$(129,682)**	**$105,808**	**$ (909)**	**$ 64,814**	
Issuance of common stock pursuant to stock purchase plan	40	1			596			
Issuance of common stock upon exercise of stock options	61				532			
Issuance of common stock upon settlement of performance units	1				16			
Share-based compensation					557			
Net income							31,528	$31,528
Translation adjustments						2,578		2,578
Change in deferred prior service cost and actuarial losses, net of tax						(208)		(208)
Amortization of prior service cost, net of tax						60		60
Comprehensive income								$33,958
BALANCES AT OCTOBER 31, 2009	**11,012**	**$110**	**4,160**	**$(129,682)**	**$107,509**	**$1,521**	**$ 96,342**	
Issuance of common stock pursuant to stock purchase plan	32				696			
Issuance of common stock upon exercise of stock options	34	1			185			
Issuance of common stock upon settlement of performance units	8				215			
Share-based compensation					442			
Buyback of common stock			783	(20,742)				
Net loss							(566)	(566)
Translation adjustments						841		841
Change in deferred prior service cost and actuarial losses, net of tax						(326)		(326)
Amortization of prior service cost, net of tax						84		84
Comprehensive income								$ 33
BALANCES AT OCTOBER 31, 2010	**11,086**	**$111**	**4,943**	**$(150,424)**	**$109,047**	**$2,120**	**$ 95,776**	
Issuance of common stock upon exercise of stock options	6				62			
Issuance of common stock upon settlement of performance units	4				97			
Share-based compensation					313			
Buyback of common stock			663	(19,402)				
Net income							12,388	12,388
Translation adjustments						313		313
Change in deferred prior service cost and actuarial losses, net of tax						(523)		(523)
Amortization of prior service cost, net of tax						108		108
Comprehensive income								$12,286
BALANCES AT OCTOBER 31, 2011	**11,096**	**$111**	**5,606**	**$(169,826)**	**$109,519**	**$2,018**	**$108,164**	

The accompanying notes to consolidated financial statements are an integral part of these statements.

AEP INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2011, 2010 AND 2009
(in thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 12,388	$ (566)	$ 31,528
(Loss) income from discontinued operations	—	(43)	1,099
Income (loss) from continuing operations	12,388	(523)	30,429
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	21,751	20,895	19,058
Gain on bargain purchase of a business	(8,313)	—	—
Gain on extinguishment of debt, net	—	—	(5,285)
Change in LIFO reserve	10,350	10,486	(20,149)
Amortization of debt fees	1,072	1,099	1,101
Write-off of 2013 senior notes issuance costs	1,239	—	—
Premium on purchase of 2013 senior notes	334	—	—
Provision for losses on accounts receivable and inventories	63	335	1,131
Provision for deferred income taxes	546	11	17,036
Share-based compensation expense	1,919	1,202	4,036
Other	(42)	(52)	306
Changes in operating assets and liabilities, net of effects of Webster acquisition in fiscal 2011:			
(Increase) decrease in accounts receivable	(4,322)	(10,735)	25,504
(Increase) decrease in inventories	(16,615)	(10,155)	25,252
Decrease in other current assets	606	439	8,769
(Increase) decrease in other assets	(154)	22	(1,192)
(Decrease) increase in accounts payable	(1,272)	16,998	(19,622)
Increase (decrease) in accrued expenses	4,771	(7,622)	1,785
Estimated accrued working capital true up due related to Webster acquisition	(612)	—	—
Decrease in other long-term liabilities	(209)	(698)	(107)
Net cash provided by operating activities	23,500	21,702	88,052
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of Webster	(25,948)	—	—
Capital expenditures	(14,499)	(15,904)	(23,846)
Net working capital true-up related to Atlantis acquisition	—	—	1,975
Net proceeds from dispositions of property, plant and equipment	24	368	180
Net cash used in investing activities	(40,423)	(15,536)	(21,691)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of 8.25% 2019 senior notes	200,000	—	—
Fees paid and capitalized related to issuance of 2019 senior notes	(4,846)	—	—
Repurchase of 7.875% 2013 senior notes	(160,494)	—	(9,320)
Net borrowings (repayments) of Credit Facility	8,901	16,231	(62,486)
Proceeds from sale leaseback transactions	—	—	6,638
Repayments of Pennsylvania Industrial Loans	(441)	(531)	(507)
Net repayments of current foreign debt	—	—	(1,376)
Principal payments on capital lease obligations	(1,122)	(1,041)	(621)
Buyback of common stock	(19,402)	(20,742)	—
Proceeds from issuance of common stock	—	696	597
Proceeds from exercise of stock options	62	186	532
Other	(496)	(731)	(468)
Net cash provided by (used in) financing activities	22,162	(5,932)	(67,011)
EFFECTS OF EXCHANGE RATE CHANGES ON CASH	157	514	727
Net increase in cash	5,396	748	77
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,049	301	224
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,445	$ 1,049	$ 301
SUPPLEMENTAL CASH FLOW INFORMATION:			
Reclassification from intangibles to property, plant and equipment upon exercise of option to purchase land and building	$ —	$ —	$ 1,105
Equipment financed through capital lease obligation	$ 254	$ —	$ 407
Equipment financed through buyout of operating lease deposit	$ —	$ —	$ 156

The accompanying notes to consolidated financial statements are an integral part of these statements.

AEP INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business

AEP Industries Inc. (the "Company") is a manufacturer of plastic packaging films in North America. The Company manufactures and markets a wide range of polyethylene and polyvinyl chloride flexible packaging products, with consumer, industrial and agricultural applications. The plastic packaging films are primarily used in the packaging, transportation, beverage, food, automotive, pharmaceutical, chemical, electronics, construction, agriculture and textile industries.

On October 14, 2011, the Company completed the acquisition of substantially all of the assets and specified liabilities of Webster Industries Inc. ("Webster"), a national manufacturer and distributor of retail and institutional private label food and trash bags, in a cash transaction valued at approximately $25.9 million at closing, subject to a post-closing working capital adjustment.

(2) Significant Accounting Policies

Fiscal Year:

The Company's fiscal year-end is October 31.

Principles of Consolidation:

The consolidated financial statements include the accounts of all subsidiaries. All intercompany transactions have been eliminated.

Revenue Recognition:

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, which is generally on the date of shipment, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. Concurrently, the Company records reductions to revenue for estimated returns and customer rebates, promotions or other incentive programs that are estimated using historical experience and current economic trends. Material differences may result in the amount and timing of net sales for any period if management makes different judgments or uses different estimates.

Cost of Sales:

The most significant components of cost of sales are materials, including packaging, fixed manufacturing costs, labor, depreciation, inbound freight charges, utility costs used in the manufacturing process, any inventory adjustments, including LIFO adjustments, purchasing and receiving costs, research and development costs, quality control costs, and warehousing costs.

Delivery:

Delivery costs represent all costs incurred by the Company for shipping and handling of its products to the customer, including transportation costs paid to third party shippers.

Selling, General & Administrative:

Selling and general and administrative expenses consist primarily of personnel costs (including salaries, bonuses, commissions and employee benefits), facilities and equipment costs and other support costs including utilities, insurance and professional fees.

(2) Significant Accounting Policies (Continued)

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable:

Trade accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and an evaluation of the likelihood of success in collecting specific customer receivables. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. In addition, the Company maintains allowances for customer returns, discounts and invoice pricing discrepancies, primarily based on historical experience. The Company does not have any off-balance-sheet exposure related to its customers.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Volatility in the credit, equity, and foreign currency markets and in the world markets for petroleum and natural gas, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods, as necessary.

The Company's significant estimates include those related to product returns, customer rebates and incentives, doubtful accounts, inventories, including LIFO inventory valuations, acquisitions, including fair value estimates related to the Webster acquisition and costs associated with the restructuring of the Atlantis plants, pension obligations, litigation and contingency accruals, income taxes, including valuation of deferred income taxes and assessment of unrecognized tax benefits for uncertain tax positions, share-based compensation and impairment of long-lived assets and intangibles, including goodwill.

(2) Significant Accounting Policies (Continued)

Property, Plant and Equipment:

Property, plant and equipment are stated at cost and at fair value for acquisition. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The cost of property, plant and equipment and the related accumulated depreciation and amortization are removed from the accounts upon the retirement or disposal of such assets and the resulting gain or loss is recognized at the time of disposition. Maintenance and repairs that do not improve efficiency or extend economic life are charged to expense as incurred.

Leases:

The Company operates certain warehousing facilities, office buildings and machinery and equipment under operating leases with terms greater than one year and with minimum lease payments associated with these agreements. Rent expense is recognized on a straight-line basis over the expected lease term. Within the provisions of certain leases, there are predetermined fixed escalations of the minimum rental payments over the base lease term (none of the leases contain renewal periods, lease concessions, including capital improvement funding, or contingent rental clauses). The effects of the escalations have been reflected in rent expense on a straight-line basis over the lease term, and the difference between the recognized rental expense and the amounts payable under the lease is recorded as deferred lease payments. The amortization period for leasehold improvements is the term used in calculating straight-line rent expense or their estimated economic life, whichever is shorter.

Impairment Charges:

Property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on discounted cash flows, recent buy offers or appraised values, depending on the nature of the asset. Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or the fair value less costs to sell, and are no longer depreciated. The asset and liabilities of a disposed group, classified as held for sale, are presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Foreign Currency Translation:

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the weighted average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets and foreign currency transaction gains and losses are recorded in other income (expense) in the consolidated statements of operations.

(2) Significant Accounting Policies (Continued)

Derivative Instruments:

The Company enters into derivative financial instruments (principally foreign exchange forward contracts) primarily to hedge intercompany transactions and trade sales and forecasted purchases. The Company does not apply hedge accounting for these transactions. Foreign currency forward contracts reduce the Company's exposure to the risk that the eventual cash inflows and outflows, resulting from these intercompany and third party trade transactions denominated in a currency other than the functional currency, will be adversely affected by changes in exchange rates.

Research and Development Costs:

Research and development costs are charged to expense as incurred and included in cost of sales in the consolidated statements of operations. Research and development costs were approximately $2.1 million, $1.8 million and $1.8 million during fiscal 2011, 2010 and 2009, respectively.

Acquisitions:

A new accounting standard on accounting for business combinations applies to business acquisitions the Company consummates after November 1, 2009. The new standard, which was applied to the Webster acquisition, retains the requirements that the acquisition method of accounting be used for all business combinations (whether full, partial or step acquisition) and for an acquirer to be identified for each business combination. In applying the acquisition method, the acquirer must determine the fair value of the acquired business as of the acquisition date and recognize the fair value of the acquired assets and liabilities assumed. Any excess of fair value of acquired net assets over the acquisition consideration results in a gain on bargain purchase and must be recognized in earnings on the acquisition date. Any excess of the acquisition consideration over the fair value of acquired net assets is recognized as goodwill. Any adjustments to the fair values assigned to the assets acquired and the liabilities assumed during the measurement period, which may be up to one year from the acquisition date, has a corresponding offset to the gain on bargain purchase or goodwill. The acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date.

For all acquisitions consummated prior to November 1, 2009, the Company allocated at the time of acquisition, the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their relative fair values. Significant judgments and estimates are often made to determine these allocated values, and may include the use of appraisals, market quotes for similar transactions, discounted cash flow techniques or other information the Company believes relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts, adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill which is not amortized to expense. Any excess of the fair value of the net tangible and identifiable intangible assets acquired over the purchase price (negative goodwill) is allocated on a pro-rata basis to long-lived assets, including identified intangible assets. If negative goodwill exceeds the amount of those assets, the remaining excess shall be recognized as an extraordinary gain in the

(2) Significant Accounting Policies (Continued)

period in which the acquisition is completed. Recorded goodwill is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change.

Share-Based Compensation:

The Company recognizes in the financial statements all costs resulting from share-based payment transactions at their fair values. Compensation cost for the portion of the awards for which the requisite service had not been rendered is recognized in the consolidated statements of operations over the remaining service period based on the award's original estimate of fair value.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established where expected future taxable income, the reversal of deferred tax liabilities and development of tax strategies does not support the realization of the deferred tax assets.

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained based on the technical merits of the position. There is a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority.

The Company and its subsidiaries file separate foreign, state and local income tax returns and, accordingly, provide for such income taxes on a separate company basis.

Goodwill:

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in purchase business combinations. The Company has determined that it consists of a single reporting unit for the purpose of the goodwill impairment test. The Company performs its annual impairment analysis on September 30 based on a comparison of the Company's market capitalization to its book value at that date. On September 30, 2011, 2010 and 2009, the Company concluded that there was no impairment because the Company's market capitalization was above book value. On October 31, 2011 and 2010, the Company's market capitalization was above book value. The Company's policy is that impairment of goodwill will have occurred if the market capitalization of the Company were to remain below book value for a reasonable period of time. If the Company determines an impairment has occurred, it will perform a second test to determine the amount of the impairment loss. In the second test, the fair value of the Company is estimated using comparable industry multiples of cash flows as part of an effort to measure the value of implied goodwill.

(2) Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected in the consolidated financial statements equal or approximate their fair values because of the short-term maturity of those instruments. The fair value of the Company's debt is discussed in Note 8.

Concentration of Risk:

The Company sells its products to a large number of geographically diverse customers in a number of different industries, thus spreading the trade credit risk. The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. The Company performs ongoing credit evaluations of its customers' financial condition and maintains appropriate allowances for anticipated losses. No single customer accounted for more than 10% of net sales during any of the years in the three year period ended October 31, 2011. No single customer accounted for more than 10% of the Company's account receivable balance at October 31, 2011 and 2010.

The Company purchases its resin from three principal suppliers that provided the Company with approximately 32%, 25% and 18%, respectively, of the Company's fiscal 2011 resin supply, approximately 30%, 28% and 21%, respectively, of the Company's fiscal 2010 resin supply and approximately 36%, 24% and 19%, respectively of the Company's fiscal 2009 resin supply.

The Company has four collective bargaining agreements representing approximately 28% of its workforce.

Earnings Per Share (EPS):

Basic earnings (loss) per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding, adjusted to reflect potentially dilutive securities (options) using the treasury stock method, except when the effect would be anti-dilutive.

The number of shares used in calculating basic and diluted earnings per share is as follows:

	For the Year Ended October 31,		
	2011	2010	2009
Weighted average common shares outstanding:			
Basic	5,897,037	6,685,639	6,787,186
Effect of dilutive securities:			
Options to purchase shares of common stock	38,685	—	47,877
Diluted	5,935,722	6,685,639	6,835,063

For the years ended October 31, 2011, 2010 and 2009 the Company had 129,180, 98,180 and 27,000 stock options outstanding, respectively, that could potentially dilute earnings per share in future periods and were excluded from the computation of diluted EPS as their exercise price was

(2) Significant Accounting Policies (Continued)

higher than the Company's average stock price during those periods. For the year ended October 31, 2010, the Company had 42,575 stock options outstanding that could potentially dilute earnings per share in future periods that were excluded from the computation of diluted EPS because their effect would have been anti-dilutive.

Comprehensive Income:

Comprehensive income consists of net income (loss) and other gains and losses that are not included in net income (loss), but are recorded directly in the consolidated statements of shareholders' equity, such as the unrealized gains and losses on the translation of the assets and liabilities of the Company's foreign operations and gains or losses, prior service costs and transition assets or obligations associated with pension benefits, net of tax, that have not been recognized as components of net periodic benefit cost, and changes in deferred prior service costs and net actuarial losses, net of tax.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued guidance for the impairment testing of goodwill. The guidance permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company believes the adoption of this guidance will not have an impact on its financial statements.

In June 2011, the FASB issued guidance which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. This guidance eliminates the option to report components of other comprehensive income as part of the statement of equity. The guidance is effective for the Company's second quarter ending April 30, 2012. The Company believes the adoption will impact only the presentation of the financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(3) Acquisitions

Webster Industries

On October 14, 2011, the Company completed the acquisition of substantially all of the assets and specified liabilities of Webster, a national manufacturer and distributor of retail and institutional private label food and trash bags, for a purchase price of approximately $25.9 million. The assets include approximately $32.0 million of net current assets, including a preliminary estimate of fair value, which remains subject to a post-closing true-up and a corresponding purchase price adjustment (up to a maximum of $1.3 million downwards, although no limit upwards). 5% of the purchase price is being held in escrow until the final net current asset adjustment is determined. An additional 17.5% of the

(3) Acquisitions (Continued)

purchase price is being held in escrow regarding indemnification obligations, with specified amounts released after approximately 18 months and three years after closing, with remaining amounts generally released four years after closing. The Company financed the transaction through a combination of cash on hand and availability under its Credit Facility.

The purchase of Webster provides the Company entry into a new market with significant cross-selling potential. The acquisition resulted in a gain on bargain purchase as the seller was motivated to sell the assets of Webster since they were no longer a core part of the seller's business. The Company believes it will have the opportunity to achieve significant cost savings, realized principally from improved resin purchasing and other synergies throughout the combined organization.

The acquisition has been accounted for using the acquisition method of accounting which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The following table summarizes the preliminary amounts recognized for assets acquired and liabilities assumed as of the acquisition date. The allocation of the purchase price is still preliminary due to the short duration since the acquisition date and will be finalized upon completion of the analysis of the fair values of Webster's assets and specified liabilities and settlement of the working capital adjustments. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date.

The following table summarizes the preliminary estimated fair value of assets acquired and liabilities assumed at the acquisition date (in thousands):

Accounts receivable	$18,030
Inventories	23,799
Other current assets	700
Property, plant and equipment	7,144
Intangible assets	2,005
Total identifiable assets acquired	51,678
Accounts payable	5,494
Accrued expenses	5,015
Pension liabilities	893
Deferred income tax liability	5,403
Total liabilities assumed	16,805
Net identifiable assets acquired	34,873
Estimated purchase price	26,560
Gain on bargain purchase	$ 8,313

Based on preliminary figures of Webster's working capital at October 14, 2011, the Company estimates the true-up to be an additional $0.6 million owed by the Company to Chelsea Industries, Webster's former parent, which has been included in the estimated purchase price in the table above.

The Company recognized approximately $700,000 of acquisition-related costs. These costs were expensed when incurred and are recorded in general and administrative expenses in the consolidated statement of operations for the fiscal year ended October 31, 2011. The Company expects to incur additional acquisition-related costs in fiscal 2012.

(3) Acquisitions (Continued)

Upon the determination that the Company was going to recognize a gain related to the bargain purchase of Webster, the Company reassessed its assumptions and measurement of identifiable assets acquired and specified liabilities assumed and concluded that the preliminary valuation procedures and resulting measures were appropriate. As a result, the Company has determined that the estimated fair values of assets acquired and liabilities assumed exceeded the purchase price, including the estimated true-up amount of $0.6 million, by approximately $8.3 million, which was recorded as a gain on bargain purchase in its consolidated statement of operations for the year ended October 31, 2011. The gain on bargain purchase is subject to change as the Company completes its analysis of the fair values of Webster's assets and specified liabilities and settles any working capital adjustments.

Since the acquisition date of October 14, 2011, Webster contributed net sales of $6.1 million and income before provision for income taxes of $30,000, excluding the gain on bargain purchase of $8.3 million, in the consolidated statement of operations for the fiscal year ended October 31, 2011.

The following unaudited pro forma information summarizes the results of operations for the fiscal years ended October 31, 2011 and 2010, as if the Webster acquisition had been completed as of November 1, 2009. The pro forma information below gives effect to actual operating results prior to the acquisition. Adjustments for additional interest expense related to the borrowings made under the Credit Facility to finance the acquisition and acquisition-related fees, depreciation expense based on the preliminary assessment of fair value of the newly acquired property, plant and equipment using the Company's depreciation policy, amortization expense related to preliminary identifiable intangible assets using the straight-line method over a weighted average life of 12 years, the increase in the LIFO reserve related to the Webster inventory added to the Company's LIFO layers and the application of the Company's effective tax rate on Webster pre tax earnings are reflected in the pro forma information. Also included in the pro forma net income for the fiscal year ended October 31, 2010 is the gain on bargain purchase of $8.3 million, based on the estimated fair values of assets acquired and liabilities assumed at October 14, 2011. The gain on bargain purchase of $8.3 million is not included in the pro forma net income for the fiscal year ended October 31, 2011. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of November 1, 2009 or that may be obtained in the future.

	For the Year Ended October 31,	
	2011	2010
	unaudited (in thousands)	
Net Sales	$1,104,696	$937,714
Operating Income	27,158	4,343
Net Income	4,833	221

Atlantis Plastic Films

On October 30, 2008, the Company completed the acquisition of substantially all of the assets of the stretch films, custom films and institutional products divisions of Atlantis Plastics, Inc. and certain of its subsidiaries ("Atlantis") for an adjusted purchase price of $98.8 million after expenses and the net working capital true-up. The purchase price was allocated to the specific tangible and intangible assets acquired and liabilities assumed, including the restructuring of the Atlantis plants, based upon the relative fair value, after allocating the negative goodwill resulting from the transaction to property, plant and equipment and intangible assets.

(3) Acquisitions (Continued)

Concurrent with the closing of the Atlantis acquisition, the Company's Board of Directors (the "Board") approved a plan to realign and reorganize the Atlantis businesses. Management finalized its reorganization plan in October 2009. The Company commenced the shutdowns of the acquired Fontana, California plant in November 2008, and the acquired Cartersville, Georgia plant in October 2009. Costs of approximately $5.9 million associated with shutting down these plants were recorded as an adjustment to the allocation of the purchase price. Costs associated with this restructuring include additional severance costs, lease costs, costs to be incurred as a result of the contractual obligation to put the facilities back to their original condition, equipment dismantling costs and operating costs of the facilities from November 1, 2009 until lease expiration, including estimated costs for security service, minimal utilities and property taxes. The Company completed its restructuring activities related to the Fontana facility in December 2010 and expects to complete such activities in the Cartersville facility by July 2015 (commensurate with the expiration of the Fontana and Cartersville leases, respectively). The Company has entered into a sublease for the Cartersville property aggregating approximately $0.4 million in sublease income for the period January 2011 to July 2015 and as such, the estimated future costs associated with this facility have been reduced. Due to this sublease arrangement and the settlement of certain obligations for less than expected, $2.2 million of the $5.9 million restructuring reserve was reversed in the fourth quarter of 2010 with a corresponding $2.1 million decrease in property, plant and equipment and a $0.1 million decrease in intangible assets.

The roll forward of the restructuring reserve, included in accrued expenses ($0.2 million and $0.4 million at October 31, 2011 and 2010, respectively) and other long-term liabilities ($0.6 million and $0.8 million at October 31, 2011 and 2010, respectively) in the consolidated balance sheets, is as follows:

	Severance	Facility Closure Costs	Lease Costs	Operating Costs	Total
			(in thousands)		
Balance at October 31, 2008	$ 50	$ —	$ —	$ —	$ 50
Additional restructuring costs during the remainder of fiscal 2009	210	2,350	2,280	1,010	5,850
Payments during fiscal 2009	(173)	—	—	—	(173)
Balance at October 31, 2009	87	2,350	2,280	1,010	5,727
Payments during fiscal 2010	(81)	(960)	(821)	(453)	(2,315)
Adjustment to reserve	—	(1,313)	(444)	(443)	(2,200)
Balance at October 31, 2010	6	77	1,015	114	1,212
Payments during fiscal 2011	—	(40)	(338)	(26)	(404)
Balance at October 31, 2011	$ 6	$ 37	$ 677	$ 88	$ 808

(4) Inventories

Inventories, stated at the lower of cost (last-in, first-out method ("LIFO") for the U.S. operations, and the first-in, first-out method ("FIFO") for the Canadian operation and for U.S. supplies and printed and converted and certain Webster finished goods) or market, include material, labor and manufacturing overhead costs, less vendor rebates. The Company establishes a reserve in those situations in which cost exceeds market value.

(4) Inventories (Continued)

Inventories are comprised of the following:

	October 31, 2011	October 31, 2010
	(in thousands)	
Raw materials	$ 41,858	$27,600
Finished goods	56,059	41,892
Supplies	5,264	3,596
	103,181	73,088
Less: Inventory reserves	89	110
Inventories, net	$103,092	$72,978

Included in the increase in inventory is the acquisition of Webster, which accounted for $18.5 million, net of $5.3 million LIFO reserve.

The LIFO method was used for determining the cost of approximately 86% and 85% of total inventories at October 31, 2011 and 2010, respectively. Inventories would have increased by $32.5 million and $22.1 million at October 31, 2011 and 2010, respectively, if the FIFO method had been used exclusively. During fiscal 2011, 2010 and 2009, the Company had certain decrements in its LIFO pools, which reduced cost of sales by $0, $1.8 million and $0.1 million, respectively. Because of the Company's continuous manufacturing process, there is no significant work in process at any point in time.

(5) Property, Plant and Equipment

A summary of the components of property, plant and equipment and their estimated useful lives is as follows:

	October 31, 2011	October 31, 2010	Estimated Useful Lives
	(in thousands)		
Land	$ 10,135	$ 9,528	
Buildings	87,175	80,948	15 to 31.5 years
Machinery and equipment	348,165	332,221	5 to 9 years
Furniture and fixtures	18,196	14,593	3 to 9 years
Leasehold improvements	2,752	2,745	Lesser of lease term or useful lives of 6 to 25 years
Motor vehicles	357	356	3 years
Construction in progress	5,022	10,244	
	471,802	450,635	
Less: Accumulated depreciation and amortization	302,222	281,292	
Property, plant and equipment, net	$169,580	$169,343	

(5) Property, Plant and Equipment (Continued)

The acquisition of Webster accounted for $7.1 million of the increase in property, plant and equipment during fiscal 2011 based on preliminary valuations.

Maintenance and repairs expense was approximately $10.5 million, $9.9 million, and $9.5 million for the years ended October 31, 2011, 2010 and 2009, respectively.

(6) Goodwill and Intangible Assets

Changes in the carrying amount of goodwill during the years ended October 31, 2011 and 2010 are as follows:

	(in thousands)
Goodwill at October 31, 2009	$ 9,514
Realization of deferred tax assets related to Borden Global Packaging acquisition	(1,379)
Goodwill at October 31, 2010	8,135
Realization of deferred tax assets related to Borden Global Packaging acquisition	(1,264)
Goodwill at October 31, 2011	$ 6,871

Changes in the carrying amount of intangible assets during the years ended October 31, 2011, 2010 and 2009 are as follows:

	Customer List (Mercury)	Tradenames	Leasehold Interests	Customer relationships	Total
			(in thousands)		
Balance at October 31, 2008	$195	$931	$ 894	$1,333	$ 3,353
Exercise of option to purchase property	—	—	(1,105)	—	(1,105)
Amortization	(59)	(85)	(21)	(110)	(275)
Final reallocation of negative goodwill	—	123	229	277	629
Balance at October 31, 2009	136	969	(3)	1,500	2,602
Amortization	(58)	(91)	(28)	(119)	(296)
Adjustment to purchase price allocation	—	(50)	2	(77)	(125)
Balance at October 31, 2010	78	828	(29)	1,304	2,181
Amortization	(58)	(92)	6	(118)	(262)
Webster acquisition (see Note 3)	—	225	—	1,780	2,005
Balance at October 31, 2011	$ 20	$961	$ (23)	$2,966	$ 3,924

Included in leasehold interests was the Company's option to purchase a Mankato, Minnesota property (previously under an operating lease) from the lessor (the City of Mankato) for a purchase price of $2.3 million minus 50% of that portion of each rental payment that would be considered principal reduction (increasing to 75% during the last 24 months of the lease term). The Company allocated $1.1 million of value to this option to purchase. The Company exercised this option to purchase on June 26, 2009 for $1.4 million. The allocated value of the option to purchase was reclassified to property, plant and equipment at the time of purchase.

(6) Goodwill and Intangible Assets (Continued)

Weighted average amortization periods over a straight-line basis are as follows:

	In Years
Customer list	6
Trade names	9
Customer relationships	14
Leasehold Interest	3

The estimated future amortization expense during each of the next five fiscal years is as follows:

For the fiscal year ending October 31,	(in thousands)
2012	$ 387
2013	368
2014	368
2015	369
2016	374
Thereafter	2,058
Total estimated future amortization expense	$3,924

(7) Accrued Expenses

At October 31, 2011 and 2010, accrued expenses consist of the following:

	October 31,	
	2011	2010
	(in thousands)	
Payroll and employee related	$13,042	$ 7,675
Customer rebates	9,847	6,076
Interest	782	1,656
Taxes (other than income)	2,523	2,255
Accrual for performance units	1,135	1,409
Accrued professional fees	1,227	1,100
Current portion of capital lease	1,247	1,101
Reserve for Atlantis restructuring (see Note 3)	189	425
Other	4,628	2,189
Accrued expenses	$34,620	$23,886

The acquisition of Webster accounted for $5.0 million of the increase in accrued expenses during fiscal 2011.

(8) Debt

A summary of the components of debt is as follows:

	October 31, 2011	October 31, 2010
	(in thousands)	
Credit facility(a)	$ 32,646	$ 23,745
7.875% senior notes due 2013(b)	—	160,160
8.25% senior notes due 2019(c)	200,000	—
Pennsylvania Industrial Loans(d)	1,354	1,795
Foreign bank borrowings(e)	—	—
Total debt	234,000	185,700
Less: current portion	145	441
Long-term debt	$233,855	$185,259

(a) Credit facility

The Company maintains a secured credit facility with Wells Fargo Bank N.A., successor to Wachovia Bank N.A., as initial lender thereunder and as agent for the lenders thereunder, which was last amended and restated on October 30, 2008 (the "Credit Facility"). The Credit Facility has a maximum borrowing amount of $150.0 million, including a maximum of $20.0 million for letters of credit, and matures on December 15, 2012. The Company is currently negotiating an amendment and restatement of the Credit Facility, which, if effected, would include a multi-year extension of the Credit Facility.

The Company utilizes the Credit Facility to provide funding for operations and other corporate purposes through daily bank borrowings and/or cash repayments to ensure sufficient operating liquidity and efficient cash management. The Company had average borrowings under the Credit Facility of approximately $34.9 million and $34.2 million, with a weighted average interest rate of 2.9% and 3.1%, during fiscal 2011 and 2010, respectively. Under the Credit Facility, interest rates are based upon Excess Availability (as defined) at a margin of the prime rate (defined as the greater of Wells Fargo's prime rate and the Federal Funds rate plus 0.50%) plus 0% to 0.25% for overnight borrowings and LIBOR plus 2.25% to 2.75% for LIBOR borrowings up to six months.

Borrowings and letters of credit available under the Credit Facility are limited to a borrowing base based upon specific advance percentage rates on eligible domestic assets (including receivables), subject, in the case of inventory, equipment and real property, to amount limitations. The sum of the eligible assets at October 31, 2011 and 2010 supported a borrowing base of $148.4 million and $128.0 million, respectively. Availability was reduced by the aggregate amount of letters of credit outstanding totaling $0.5 million and $0.8 million at October 31, 2011 and 2010, respectively. Availability at October 31, 2011 and 2010 under the Credit Facility was $115.3 million and $103.5 million, respectively. The Credit Facility is secured by mortgages and liens on most of the Company's domestic assets and on 66% of the Company's ownership interest in certain foreign subsidiaries.

The Credit Facility provides for events of default. If an event of default occurs and is continuing, amounts due under the Credit Facility may be accelerated and the commitments to extend credit thereunder terminated. The Credit Facility also contains covenants, including, but not limited to, limitations on the incurrence of debt and liens, the disposition and acquisition of assets, the entry into

(8) Debt (Continued)

mergers and consolidations, and the making of investments and restricted payments, including the payment of cash dividends. The key financial covenants are applicable only if the Excess Availability is below a specified amount. In particular, if at any time average Excess Availability is less than $35.0 million for the immediately preceding fiscal quarter, a fixed charge coverage ratio test of 1.0x must be met. In addition, a minimum EBITDA (as defined therein) covenant of $35.0 million for the preceding 12-month period is triggered at any time Excess Availability is less than $25.0 million, and an annual capital expenditure limitation of $35.0 million is triggered at any time Excess Availability is less than $20.0 million. In addition, if Excess Availability under the Credit Facility is less than $15.0 million, a springing lock-box is activated and all remittances received from customers in the United States will automatically be applied to repay the balance outstanding. The automatic repayments through the lock-box remain in place until the Excess Availability exceeds $15.0 million for 30 consecutive days. During any period in which the lock-box is activated, all debt outstanding under the Credit Facility would be classified as a current liability, which classification may materially affect the Company's working capital ratio. Excess Availability under the Credit Facility ranged from $74.1 million to $149.5 million during fiscal 2011 and $70.2 million to $126.3 million during fiscal 2010.

The Company has an unused line fee related to the Credit Facility. During each of the fiscal years 2011, 2010 and 2009, the Company paid unused line fees of approximately $0.3 million which are included in general and administrative expenses in the consolidated statements of operations.

The Company paid and capitalized $1.6 million of fees related to the Credit Facility. These fees are being amortized on a straight line basis over 50 months, the term of the Credit Facility.

The Company was in compliance with the financial and other covenants at October 31, 2011 and October 31, 2010.

(b) 7.875% Senior Notes due 2013

On April 18, 2011, the Company completed the early settlement of a cash tender offer (the "Tender Offer") and consent solicitation (the "Consent Solicitation," and together with the Tender Offer, the "Offer") with respect to $133.7 million aggregate principal amount of 7.875% Senior Notes due 2013 (the "2013 Notes"), which represented approximately 83.49% of the outstanding aggregate principal amount of the 2013 Notes. Under the Offer, the Company accepted all 2013 Notes in the early settlement that were validly tendered and not withdrawn for payment. Holders of such 2013 Notes received $1,002.50 per $1,000 principal amount of the 2013 Notes (which included the early tender payment of $10.00 per $1,000 principal amount of the Notes), plus accrued and unpaid interest. Accordingly, the Company paid $133.7 million to the 2013 Note holders plus a $0.3 million cash premium. Additionally, $1.0 million of accrued interest was paid to the 2013 Note holders.

An additional $5,000 aggregate principal amount of 2013 Notes were validly tendered and not withdrawn as of April 29, 2011, the expiration date for the Tender Offer, with payment occurring on May 2, 2011. In June 2011, the Company redeemed the entire remaining $26.4 million aggregate principal amount of the outstanding 2013 Notes. The redemption price consisted of 100% of the aggregate principal amount of the outstanding 2013 Notes, plus accrued and unpaid interest. Accordingly, the Company paid $26.4 million plus $0.4 million of accrued and unpaid interest.

(8) Debt (Continued)

In connection with the early settlement of the 2013 Notes, the Company recorded a $1.8 million charge to interest expense in the consolidated statement of operations for the fiscal year ended October 31, 2011. The charge included a $0.3 million cash premium paid to settle the 2013 Notes, as discussed above, $0.3 million of fees paid related to the tender offer, and a write-off of $1.2 million of the unamortized portion of debt issuance costs associated with the original issuance.

(c) 8.25% Senior Notes due 2019

On April 18, 2011, the Company completed the sale of $200 million aggregate principal amount of 8.25% Senior Notes due 2019 (the "2019 Notes") through a private offering.

The 2019 Notes mature on April 15, 2019, and the indenture governing the 2019 Notes contains certain customary covenants that, among other things, limit the Company's ability and the ability of its subsidiaries to incur additional indebtedness, declare or pay dividends, purchase or redeem its capital stock, make investments, sell assets, merge or consolidate, guarantee or pledge any assets or create liens. The Company was in compliance with all of these covenants at October 31, 2011.

The 2019 Notes do not have any sinking fund requirements. If the Company experiences certain changes in control, it must offer to repurchase all of the 2019 Notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest. In addition, if the Company sells certain assets, under certain circumstances, it must offer to repurchase the 2019 Notes pro rata up to a maximum amount equal to the proceeds of such sale at 100% of the principal amount, plus accrued and unpaid interest.

The 2019 Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2014 and prior to maturity at certain fixed redemption prices plus accrued and unpaid interest. The 2019 Notes may be redeemed, in whole or in part, at any time prior to April 15, 2014 at a redemption price equal to 100% of the principal amount of the 2019 Notes plus a make-whole premium, as defined, together with accrued and unpaid interest. In addition, the Company may redeem up to 35% of the 2019 Notes prior to April 15, 2014, using net proceeds from certain equity offerings.

Interest is paid semi-annually on April 15 and October 15 of each year beginning on October 15, 2011.

Approximately $4.8 million of fees were capitalized related to the issuance of the 2019 Notes. These fees are being amortized on a straight line basis over eight years, the term of the 2019 Notes. During fiscal 2011, $0.3 million was amortized into interest expense related to the 2019 Notes.

(d) Pennsylvania Industrial Loans

The Company has certain amortizing fixed rate term loans in connection with the construction in fiscal 1995 and the expansion in fiscal 2008 of its Wright Township, Pennsylvania manufacturing facility. The following are outstanding at October 31, 2011 and 2010:

A $0.3 million five year fixed rate 5.0% loan, due on November 1, 2013, of which $0.1 million and $0.2 million was outstanding at October 31, 2011 and 2010, respectively;

A $1.4 million fifteen year fixed rate 4.75% loan, due November 1, 2023, of which $1.2 million and $1.3 million was outstanding at October 31, 2011 and 2010, respectively;

(8) Debt (Continued)

A $2.0 million fifteen year fixed rate 2.0% loan, ended on July 1, 2011, of which zero and $0.1 million was outstanding at October 31, 2011 and 2010, respectively; and

A $3.3 million fifteen year fixed rate 2.0% loan, ended on July 1, 2011, of which zero and $0.2 million was outstanding at October 31, 2011 and 2010, respectively.

These financing arrangements are secured by the real property of the manufacturing facility located in Wright Township, Pennsylvania, which had a net carrying value of $11.9 million and $12.4 million at October 31, 2011 and 2010, respectively.

(e) Foreign bank borrowings

In addition to the amounts available under the Credit Facility, the Company also maintains a secured credit facility at its Canadian subsidiary used to support operations which is generally serviced by local cash flows from operations. There was zero outstanding under this arrangement at October 31, 2011 and 2010. Availability under the Canadian credit facility at October 31, 2011 and October 31, 2010 was $5.0 million and $4.9 million, respectively.

Payments required on all debt outstanding during each of the next five fiscal years are as follows:

	(in thousands)
2012	$ 145
2013	32,799
2014	89
2015	87
2016	92
Thereafter	200,788
	$234,000

Cash paid for interest during fiscal 2011, 2010 and 2009 was approximately $16.9 million, $13.7 million and $14.6 million, respectively.

Fair Value Measurements

The fair values of the 2013 Notes and 2019 Notes are based on quoted market rates (Level 1). The Company believes that the carrying value of the Company's Pennsylvania Industrial Loans approximates its fair value based on observable inputs (Level 2). The carrying value and fair value of the Company's fixed rate debt at October 31, 2011 and 2010 are as follows:

	October 31, 2011		October 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
2013 Notes	$ —	$ —	$160,160	$161,922
2019 Notes	200,000	192,626	—	—
Pennsylvania Industrial Loans	1,354	1,354	1,795	1,795
Total	$201,354	$193,980	$161,955	$163,717

(9) Pensions and Retirement Savings Plan

The Company sponsors a defined contribution plan in the United States and defined benefit and defined contribution plans in its Canadian subsidiary. Total expense for these plans for 2011, 2010 and 2009 was $3.1 million, $3.2 million and $2.6 million, respectively.

In addition, in connection with the acquisition of Webster, the Company assumed the Webster, Alabama Hourly Employees' Pension Plan, a defined benefit plan and the Webster Union 401(k) Savings Plan covering hourly employees at the Montgomery, Alabama plant.

401(k) Savings and Employee Stock Ownership Plan

Employees of the Company in the United States (with the exception of those employees covered by a collective bargaining agreement at its California facility and those employees covered under the Webster Union 401(k) Plan) may participate in a 401(k) Savings and Employee Stock Ownership Plan (the "Plan"). Effective for the fiscal 2006 plan year and thereafter, the Company has and will contribute cash to the Plan. Prior to this, the Company contributed common stock held in treasury.

The Company makes contributions to the Plan, for eligible employees who have completed one year of service, equal to 1% of a participant's compensation, as defined, for the Plan year and matches 100% of the first 3% and 50% of the following 2% of each participant's 401(k) contribution with a maximum of 5% of the participant's annual compensation. In fiscal 2011, 2010 and 2009, the Company contributed $2.6 million, $2.7 million and $2.2 million in cash to the Plan in fulfillment of the 2010, 2009 and 2008 contribution requirement, respectively.

Effective January 1, 2007, the Plan was amended to permit participants 55 and over with three or more years of service to diversify up to 100 percent of the Company's contributions previously allocated to the Company's stock to a variety of funds. Participants under the age of 55 with three or more years of service were permitted to diversify 33%, 66% and 100% during the plan years (January to December) ended 2007, 2008 and 2009 and any year thereafter, respectively. The diversification remains subject to the otherwise applicable securities law restrictions on making investments changes regarding the Company's stock.

At October 31, 2011, there were 271,278 shares of the Company's common stock held by the Plan, representing approximately 5% of the total number of shares outstanding. Shares of the Company's common stock credited to each member's account under the Plan are voted by the trustee under instructions from each individual plan member. Shares, for which no instructions are received, along with any unallocated shares held in the Plan, are not voted.

The Company will continue to maintain the Webster Union 401(k) Savings Plan. This plan is a noncontributory plan covering substantially all eligible Webster union employees.

Defined Contribution Plan

The Company sponsors a defined contribution plan in Canada. The plan covers full time employees and provides for a base employer contribution of 4.5% of salary plus an additional matching contribution of 50% of employee contributions up to 5% (for a maximum employer contribution of 7% of salary). The Company's contributions related to this plan for each of the fiscal years ending 2011, 2010 and 2009 totaled approximately $0.2 million.

(9) Pensions and Retirement Savings Plan (Continued)

Defined Benefit Plans

The Company has a defined benefit plan in Canada and assumed a defined benefit plan of Webster as a result of its acquisition on October 14, 2011. Benefits under these plans are based on specified amounts per year of credited service. The Company funds these plans in accordance with the funding requirements of local law and regulations.

The components of the net periodic pension costs for the Canadian defined benefit plan are as follows:

	For the Year Ended October 31,		
	2011	2010	2009
	(in thousands)		
Service cost	$ 148	$ 123	$ 101
Interest cost	250	229	192
Expected return on assets	(253)	(203)	(168)
Amortization of net actuarial loss (gain)	33	16	5
Amortization of prior service cost	119	98	87
Net periodic pension cost	$ 297	$ 263	$ 217

The estimated net actuarial gain and prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension cost in fiscal 2012, including the portion attributable to Webster, are:

	(in thousands)
Amortization of prior service cost	$129
Amortization of net actuarial gain	97
Total	$226

(9) Pensions and Retirement Savings Plan (Continued)

A reconciliation of the change in benefit obligation, the change in plan assets and the net amount recognized in the consolidated balance sheets for the Canadian defined benefit plan and the acquired Webster defined benefit plan is shown below (based on an October 31 measurement date):

	October 31,	
	2011	2010
	(in thousands)	
Change in benefit obligation:		
Pension benefit obligation at beginning of year	$ 4,191	$ 3,321
Service cost	148	123
Interest cost	250	229
Benefit and expense payments	(97)	(78)
Settlements	—	—
Plan amendments	326	—
Actuarial (gains) losses	(36)	372
Webster acquisition	1,958	—
Foreign currency exchange rate impact	69	224
Pension benefit obligation at end of year	6,809	4,191
Change in plan assets:		
Fair value of plan assets at beginning of year	4,064	3,191
Company contributions	504	428
Benefit and expense payments	(97)	(78)
Actual return on plan assets	(113)	306
Webster acquisition	1,065	—
Foreign currency exchange rate impact	71	217
Fair value of plan assets at end of year	5,494	4,064
Funded status	(1,315)	(127)
Funded status—Canada	(422)	(127)
Funded status—Webster	(893)	—
Amounts recognized in the consolidated balance sheets consist of:		
Other long-term liabilities	(1,315)	(127)
Amounts recognized in accumulated other comprehensive income (loss):		
Prior service cost	(1,068)	(848)
Net actuarial loss	(1,116)	(809)
Tax effect	555	443
Net amount recognized, after tax	$(1,629)	$(1,214)
Accumulated benefit obligation	$ 6,809	$ 4,191

The components of the $0.5 million increase in the amounts recognized (pre-tax) in accumulated other comprehensive income (loss) during 2011 consisted of $0.3 million of prior service costs arising during the year, $0.3 million of current year's actuarial loss, and $(0.1) million of amortization of prior service cost and net actuarial losses.

(9) Pensions and Retirement Savings Plan (Continued)

Investment Policy:

It is the objective of the plan sponsors to maintain an adequate level of diversification to balance market risk, to prudently invest to preserve capital and to provide sufficient liquidity while maximizing earnings for near-term payments of benefits accrued under the plans and to pay plan administrative expenses. The assumption used for the expected long-term rate of return on plan assets is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Historical return trends for the various asset classes in the class portfolio are combined with anticipated future market conditions to estimate the rate of return for each class. These rates are then adjusted for anticipated future inflation to determine estimated nominal rates of return for each class. The following table presents the weighted average actual asset allocations as of October 31, 2011 and 2010 and the target allocation of pension plan assets for fiscal 2012:

	October 31,		Target
	2011	2010	Allocation
Equity securities	59%	61%	57%
Debt securities	36%	35%	39%
Other	5%	4%	4%
Total	100%	100%	100%

The weighted-average assumptions that were used to determine the Company's benefit obligations as of the measurement date (October 31) were as follows:

	October 31,		
	2011	2010	2009
Discount rate	5%	6%	7%
Salary progression rate	0%	0%	0%

The discount rates used for the defined benefit plans in Canada and for Webster are based on high quality AA-rated corporate bonds with durations corresponding to the expected durations of the benefit obligations.

The weighted-average assumptions that were used to determine the Company's net periodic benefit cost were as follows:

	October 31,		
	2011	2010	2009
Discount rate	6%	7%	7%
Salary progression rate	0%	0%	0%
Expected long-term rate of return on plan assets	6%	6%	6%

The overall expected long-term rate of return on plan assets is a weighted-average expectation based on the targeted portfolio composition. Historical experience and current benchmarks are considered to arrive at expected long-term rates of return in each asset category.

The Company expects the following benefit payments to be paid out of the Canada and Webster plans for the fiscal years indicated. The expected benefit payments are based on the same assumptions

(9) Pensions and Retirement Savings Plan (Continued)

used to measure the Company's benefit obligation at October 31, 2011 and include estimated future employee service. The Company does not expect any plan assets to be returned to it during fiscal 2012. Payments from the pension plan are made from the plan assets.

	(in thousands)
2012	$ 159
2013	182
2014	224
2015	269
2016	292
2017-2021, in the aggregate	2,198

During fiscal 2012, the Company expects to contribute approximately $0.5 million to its Canada defined benefit plan and $0.2 million to the Webster defined benefit plan.

The fair values by category of inputs as of October 31, 2011 were as follows:

	Fair Value as of October 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Cash	$ 592	$ 29	$ 563	$—
Equity securities	3,160	536	2,624	—
U.S. Government securities	163	163	—	—
Fixed income/debt securities	1,535	337	1,198	—
Other	44	—	44	—
Total	$5,494	$1,065	$4,429	$—

The fair values by category of inputs as of October 31, 2010 were as follows:

	Fair Value as of October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Cash	$ 346	$—	$ 346	$—
Equity securities	2,331	—	2,331	—
Fixed income/debt securities	1,354	—	1,354	—
Other	32	—	32	—
Total	$4,064	$—	$4,064	$—

(10) Shareholders' Equity

Share-Based Compensation

At October 31, 2011, the Company has a share-based plan which provides for the granting of stock options and performance units to officers, directors and key employees of the Company. The Company also had an employee stock purchase plan which was terminated effective immediately following the end of the six-month offering period ended June 30, 2010. Total share-based compensation expense related to the Company's stock options plans and employee stock purchase plan are recorded in the consolidated statements of operations as follows:

	For the Year Ended October 31,		
	2011	2010	2009
		(in thousands)	
Cost of sales	$ 220	$ 172	$ 833
Selling expense	262	192	938
General and administrative expense	1,437	838	2,265
Total	$1,919	$1,202	$4,036

Stock Option Plans

The Company's 1995 Stock Option Plan ("1995 Option Plan") expired on December 31, 2004, except as to options granted prior to that date. The Board adopted the AEP Industries Inc. 2005 Stock Option Plan ("2005 Option Plan") and the Company's shareholders approved the 2005 Option Plan at its annual shareholders meeting. The 2005 Option Plan became effective January 1, 2005 and will expire on December 31, 2014. The 2005 Option Plan provides for the granting of incentive stock options which may be exercised over a period of ten years, and the issuance of stock appreciation rights, restricted stock, performance units and non-qualified stock options, including fixed annual grants to non-employee directors. Under the 2005 Option Plan, each non-employee director receives a fixed annual grant of 2,000 stock options as of the date of the annual meeting of shareholders. The Company initially reserved 1,000,000 shares of the Company's common stock for issuance under the 2005 Option Plan. These shares of common stock may be made available from authorized but unissued common stock, from treasury shares or from shares purchased on the open market. The issuance of common stock resulting from the exercise of stock options and settlement of the vesting of performance units (for those employees who elected shares) during fiscal 2011, 2010 and 2009 has been made from new shares. At October 31, 2011, 524,003 shares are available to be issued under the 2005 Option Plan.

Stock Options

The fair value of options granted is estimated on the date of grant using a Black-Scholes options pricing model. Expected volatilities are calculated based on the historical volatility of the Company's stock. Management monitors stock option exercise and employee termination patterns to estimate forfeitures rates within the valuation model. Separate groups of employees, including executive officers, and directors, that have similar historical exercise behavior are considered separately for valuation purposes. The expected holding period of stock options represents the period of time that stock options granted are expected to be outstanding. The risk-free interest rate is based on the Treasury note interest rate in effect on the date of grant for the expected term of the stock option.

(10) Shareholders' Equity (Continued)

The table below presents the weighted average assumptions used to calculate the fair value of stock options granted during the years ended October 31, 2011, 2010 and 2009.

	For the Year Ended October 31,		
	2011	2010	2009
Expected volatility	42.62%	54.10%	54.51%
Expected life in years	7.5	7.5	7.5
Risk-free interest rates	2.87%	3.21%	2.26%
Dividend rate	0%	0%	0%
Weighted average fair value per option at date of grant	$14.19	$16.08	$ 9.95

(10) Shareholders' Equity (Continued)

The following table summarizes the Company's stock option plans as of October 31, 2011 and changes during each of the years in the three year period ended October 31, 2011:

	1995 Option Plan	2005 Option Plan	Total Number Of Options	Weighted Average Exercise Price per Option	Option Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value $(000)
Options outstanding at October 31, 2008 (215,011 options exercisable)	257,719	52,600	310,319	$18.63	$ 6.90-51.00		
Granted	—	12,000	12,000	$17.07	$ 17.07		
Exercised	(64,063)(a)	(800)	(64,863)	$10.38	$ 6.90-32.80		
Forfeited/Cancelled	(992)	—	(992)	$ 9.30	$ 9.30		
Expired	(1,000)	—	(1,000)	$26.63	$ 26.63		
Options outstanding at October 31, 2009 (211,664 options exercisable)	191,664	63,800	255,464	$20.66	$ 7.87-51.00		
Granted	—	14,000	14,000	$27.00	$ 27.00		
Exercised	(39,025)(b)	(400)	(39,425)	$ 9.65	$ 9.30-19.83		
Forfeited/Cancelled	(230)	(2,000)	(2,230)	$25.17	$ 9.30-27.00		
Expired	(1,000)	—	(1,000)	$31.94	$ 31.94		
Options outstanding at October 31, 2010 (184,009 options exercisable)	151,409	75,400	226,809	$22.87	$ 7.87-51.00		
Granted	—	10,000	10,000	$28.36	$ 28.36		
Exercised	(5,577)	(400)	(5,977)	$10.38	$9.30-$19.83		
Forfeited/Cancelled	—	—	—	—	—		
Expired	(3,000)	—	(3,000)	$51.00	$ 51.00		
Options outstanding at October 31, 2011	142,832	85,000	227,832	$23.07	$ 7.87-42.60	3.1	$1,589
Vested and expected to vest at October 31, 2011	142,832	85,000	227,832	$23.07		3.1	$1,589
Exercisable at October 31, 2011	142,832	50,200	193,032	$22.15		2.2	$1,529

(a) Includes 16,395 options exercised at an exercise price of $9.30 per option for which 3,929 shares of common stock of the Company were tendered to the Company by the holder of the stock options for the payment of the exercise price of these options.

(b) Includes 21,000 options exercised at an exercise price of $9.30 per option for which 4,926 shares of common stock of the Company were tendered to the Company by the holder of the stock options for the payment of the exercise price of these options.

(10) Shareholders' Equity (Continued)

The table below presents information related to stock option activity for the years ended October 31, 2011, 2010 and 2009:

	For the Year Ended October 31,		
	2011	2010	2009
	(in thousands)		
Total intrinsic value of stock options exercised	$101	$1,146	$1,532
Total fair value of stock options vested	$336	$ 254	$ 579

Share-based compensation expense related to the Company's stock options recorded in the consolidated statements of operations for the years ended October 31, 2011, 2010 and 2009 was approximately $313,000, $278,000 and $302,000, respectively. No compensation cost related to stock options was capitalized in inventory or any other assets for the years ended October 31, 2011, 2010 and 2009, respectively. For fiscal 2011, 2010 and 2009 there were no excess tax benefits recognized resulting from share-based compensation awards as the Company was not in a federal tax paying position.

As of October 31, 2011, there was $0.4 million of total unrecognized compensation cost related to non-vested stock options granted under the plans. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Non-vested Stock Options

A summary of the Company's non-vested stock options at October 31, 2011 and changes during fiscal 2011 are presented below:

Non-vested stock options	Shares	Weighted Average Grant Date Fair Value
Non-vested at October 31, 2010	42,800	$17.85
Granted	10,000	$14.19
Vested	(18,000)	$18.67
Forfeited/cancelled	—	—
Non-vested at October 31, 2011	34,800	$16.38

If an employee is terminated for any reason by the Company, or due to disability or retirement, any outstanding stock options that are exercisable as of the termination date may be exercised until the earlier of (a) three months following the termination date and (b) the expiration of the stock option term. If an employee ceases to be employed due to death, any outstanding stock options will become exercisable in full and the employee's beneficiary may exercise such stock options until the earlier of (a) one year following the date of death and (b) the expiration of the stock option term. Notwithstanding the foregoing, the Compensation Committee retains discretionary authority at any time, including immediately prior to or upon a change of control, to accelerate the exercisability of any award.

(10) Shareholders' Equity (Continued)

Performance Units

The 2005 Option Plan also provides for the granting of Board approved performance units ("Units"). Outstanding Units are subject to forfeiture based on an annual Adjusted EBITDA performance goal, as determined and adjusted by the Board. If the Company's Adjusted EBITDA equals or exceeds the performance goal, no Units will be forfeited. If the Company's Adjusted EBITDA is between 80% and less than 100% of the performance goal, such employee will forfeit such number of Units equal to (a) the Units granted multiplied by (b) the percentage Adjusted EBITDA is less than the performance goal. If Adjusted EBITDA is below 80% of the performance goal, the employee will forfeit all Units. Subsequent to the satisfaction of the performance goal, the vesting of the Units will occur equally over five years on the first through the fifth anniversaries of the grant date, provided that such person continues to be employed by the Company on such respective dates.

The Units will immediately vest (subject to pro-ration, if such termination event occurs during or as of the end of the fiscal year in which the initial grant was made) in the event of (1) the death of an employee, (2) the permanent disability of an employee (within the meaning of the Internal Revenue Code of 1986, as amended) or (3) a termination of employment due to the disposition of any asset, division, subsidiary, business unit, product line or group of the Company or any of its affiliates. In the case of any other termination, any unvested performance units will be forfeited. Notwithstanding the foregoing, the Compensation Committee retains discretionary authority at any time, including immediately prior to or upon a change of control, to accelerate the exercisability of any award, or the end of a performance period. For each Unit, upon vesting and the satisfaction of any required tax withholding obligation, the employee has the option to receive one share of the Company's common stock, the equivalent cash value or a combination of both.

Due to the cash settlement feature, the Units are liability classified and are recognized at fair value, depending on the percentage of requisite service rendered at the reporting date, and are remeasured at each balance sheet date to the market value of the Company's common stock at the reporting date.

As the Units contain both a performance and service condition, the Units have been treated as a series of separate awards or tranches for purposes of recognizing compensation expense. The Company will recognize compensation expense on a tranche-by-tranche basis, recognizing the expense as the employee works over the requisite service period for that specific tranche. The Company has applied the same assumption for forfeitures as employed in the Company's stock option plans, discussed above.

Total share-based compensation expense related to the Units was approximately $1.6 million, $760,000, and $3.5 million for the years ended October 31, 2011, 2010 and 2009, respectively. During the year ended October 31, 2011, the Company paid $1.1 million in cash and issued 3,656 shares of its common stock, in each case net of withholdings, in settlement of the vesting of Units occurring during fiscal 2011. During the year ended October 31, 2010, the Company paid $1.2 million in cash and issued 8,150 shares of its common stock, in each case net of withholdings, in settlement of the vesting of the Units occurring during fiscal 2010. During the year ended October 31, 2009, the Company paid $0.6 million in cash and issued 611 shares of its common stock, in each case net of withholdings, in settlement of the vesting of Units occurring during fiscal 2009. At October 31, 2011 and October 31, 2010, there was $1.1 million and $1.4 million in current liabilities and $1.3 million and $1.1 million in long-term liabilities, respectively, related to outstanding Units.

(10) Shareholders' Equity (Continued)

The following table summarizes the Units as of October 31, 2011 and changes during each of the three year periods ended October 31, 2011:

	2005 Option Plan	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value $(000)
Units outstanding at October 31, 2008	115,360			
Units granted	165,450A			
Units exercised	(39,040)			
Units forfeited or cancelled	(7,950)			
Units outstanding at October 31, 2009	233,820			
Units granted	44,930			
Units exercised	(66,130)			
Units forfeited or cancelled	(51,830)B			
Units outstanding at October 31, 2010	160,790		1.4	$3,918
Units granted	52,931C	$0.00		
Units exercised	(64,430)	$0.00		$1,708
Units forfeited or cancelled	(1,400)			
Units outstanding at October 31, 2011	147,891	$0.00	1.5	$3,997
Vested and expected to vest at October 31, 2011	145,941	$0.00	1.5	$3,945
Exercisable at October 31, 2011	300D			

(A) More than 100% of the fiscal 2009 Adjusted EBITDA goal was achieved.

(B) The grants of Units in fiscal 2010 have been forfeited in their entirety because the Company did not achieve at least 80% of the EBITDA performance goal in such fiscal year.

(C) More than 100% of the fiscal 2011 Adjusted EBITDA goal was achieved.

(D) Due to death of an employee.

Employee Stock Purchase Plan

The Company terminated the 2005 Employee Stock Purchase Plan, as amended ("2005 Purchase Plan"), effective immediately following the end of the six-month offering period ended June 30, 2010.

The 2005 Purchase Plan became effective July 1, 2005 and provided for an aggregate of 250,000 shares of the Company's common stock to be made available for purchase by eligible employees of the Company, including directors and officers, through payroll deductions over successive six-month offering periods. The purchase price of the common stock under the 2005 Purchase Plan was 85% of the lower of the closing sales price per share of the Company's common stock on Nasdaq on either the first or last trading day of each six-month offering period. During the years ended October 31, 2010 and 2009, 31,994 and 40,683 shares were purchased, respectively, by employees pursuant to the 2005 Purchase Plan. At July 1, 2010, 99,264 shares remained unsold under the 2005 Purchase Plan and were subsequently deregistered.

(10) Shareholders' Equity (Continued)

Total share-based compensation expense related to the 2005 Purchase Plan was approximately $164,000 and $255,000 for the fiscal years ended October 31, 2010 and 2009, respectively.

Treasury Shares

The Company's Board has approved common stock repurchase programs authorizing management to repurchase shares of the Company's common stock. Repurchases may be made in the open market, in privately negotiated transactions or by other means, from time to time, subject to market conditions, applicable legal requirements and other factors, including the limitations set forth in the Company's debt covenants. The programs do not obligate the Company to acquire any particular amount of common stock and the programs may be suspended at any time at the Company's discretion.

On September 15, 2010, the Company's Board terminated the then outstanding repurchase program (which had approximately $0.8 million remaining as of such date) and approved a new $8.0 million stock repurchase program (the "September 2010 Stock Repurchase Program"). On June 16, 2011, the Company's Board authorized an increase to the September 2010 Stock Repurchase Program which had approximately $4.5 million available to repurchase, to $20.0 million. As of October 31, 2011, $1.0 million remained available for repurchase under such program.

The following table provides a summary of the repurchase activity during the fiscal years ended 2011, 2010 and 2009 under the stock repurchase programs approved by the Board:

	Total number of shares purchased	Average price paid per share	Total amount paid to buy back shares	Approximate dollar value of shares that may yet be purchased under the plans or programs at end of fiscal year
Fiscal 2009	—	—	—	$8,000,000
Fiscal 2010	782,625(a)	$26.50	$20,742,116	$4,899,129
Fiscal 2011	663,000(b)	$29.26	$19,401,937	$ 955,000

(a) On August 5, 2010, the Company repurchased 400,476 shares of its common stock from investment funds affiliated with KSA Capital Management, LLC ("KSA Capital"), whose managing member is Daniel D. Khoshaba (who served as a director on the Company's Board at such time), in a privately negotiated transaction at an aggregate purchase price of $10.9 million, or $27.28 per share (including brokerage commissions). The purchase price per share represented a discount of 4.8% to the previous day's closing price of the Company's common stock.

(b) On June 17, 2011, the Company repurchased 650,000 shares of its common stock in privately negotiated transactions at an aggregate purchase price of $19.0 million, or $29.30 per share. The purchase price per share represented a discount of 1.9% to the closing price of the Company's common stock on June 17, 2011.

Preferred Shares

The Board may direct the issuance of up to one million shares of the Company's $1.00 par value Preferred Stock and may, at the time of issuance, determine the rights, preferences and limitations of each series.

(10) Shareholders' Equity (Continued)

On March 31, 2011, the Company adopted a stockholder rights plan (the "Rights Plan"), which entitles the holders of the rights to purchase from the Company 1/1,000th of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price of $150.00 per share, as adjusted (a "Right"), upon certain trigger events. The Company's Board declared a dividend of one Right per each share of common stock of the Company outstanding as of April 11, 2011. Each 1/1,000th of a share of Series A Junior Participating Preferred Stock has terms that are substantially the economic and voting equivalent of one share of the Company's common stock. However, until a Right is exercised or exchanged in accordance with the provisions of the Rights Plan, the holder thereof will have no rights as a stockholder of the Company. The Rights Plan has a three-year term and the Board may terminate the Rights Plan at any time (subject to the redemption of the Rights for a nominal value). The Rights may cause substantial dilution to a person or group (together with all affiliates and associates of such person or group and any person or group of persons acting in concert therewith) that acquires beneficial ownership of 15% or more of the Company's stock on terms not approved by the Board or takes other specified actions.

(11) Income Taxes

The U.S. and foreign components of income (loss) from continuing operations, which includes a gain of $8.3 million from bargain purchase of a business in fiscal 2011, before provision for income taxes are as follows:

	For the Year Ended October 31,		
	2011	2010	2009
		(in thousands)	
U.S.	$ 9,738	$(1,027)	$48,068
Foreign	4,733	1,996	1,355
Total	$14,471	$ 969	$49,423

The (provision) benefit for income taxes from continuing operations is summarized as follows:

	For the Year Ended October 31,		
	2011	2010	2009
		(in thousands)	
Current:			
Federal	$ 10	$ (26)	$ (666)
State	(153)	(525)	(1,063)
Foreign	(1,394)	(930)	(229)
	(1,537)	(1,481)	(1,958)
Deferred:			
Federal	(204)	(133)	(15,428)
State	(186)	91	(1,487)
Foreign	(156)	31	(121)
	(546)	(11)	(17,036)
Total provision for income taxes from continuing operations	$(2,083)	$(1,492)	$(18,994)

(11) Income Taxes (Continued)

The provision for income taxes from continuing operations for the year ended October 31, 2009 excludes approximately $1.0 million benefit for income taxes related to an intercompany bad debt write off of $2.6 million that was due from the Company's Spanish subsidiary. This item was reclassified to discontinued operations in the statement of operations for the year ended October 31, 2009.

Undistributed earnings of the Company's foreign subsidiaries (primarily Canada) of approximately $15.0 million, $11.2 million and $9.0 million for fiscal 2011, 2010 and 2009, respectively, are considered indefinitely reinvested outside the United States and as a result, the Company has not provided federal income taxes on the unremitted earnings. If these earnings were not reinvested indefinitely, no deferred tax liability would be recorded because of available foreign tax credits but the Company would have approximately $750,000 in foreign withholding taxes that would need to be paid.

In November 2009, the Company received approximately $4.5 million as a dividend from its Canadian subsidiary in which the Company utilized its current year's loss to offset its federal tax liability of $2.3 million on the dividend. The provision for income taxes for the fiscal year ended October 31, 2010 includes a net tax expense of approximately $187,000 after recognizing the benefit of future foreign tax credits generated upon the receipt of the dividend.

The tax effects of significant temporary differences that comprise the deferred tax assets (liabilities) at October 31, 2011 and 2010 are as follows:

	October 31,	
	2011	2010
	(in thousands)	
Deferred income tax assets:		
Allowance for doubtful accounts	$ 679	$ 1,056
Inventories	2,216	588
Alternative minimum tax credits carryforwards	5,635	5,572
State net operating loss carryforwards	1,857	1,617
Net operating loss carryforwards	11,334	5,801
Capital loss carryforwards	8,199	8,906
Foreign tax credits carryforwards	4,160	3,997
Other	4,020	4,044
Total gross deferred tax assets	38,100	31,581
Valuation allowance	(11,002)	(11,820)
Total net deferred tax asset	$ 27,098	$ 19,761
Deferred tax liabilities:		
Depreciation	$(21,139)	$(17,479)
Deferred gain on redemption of Senior Notes	(2,082)	(2,049)
Basis differences related to Webster acquisition	(5,403)	—
Other	(4,587)	(1,733)
Total gross deferred tax liabilities	$(33,211)	$(21,261)
Total net deferred tax liabilities	$ (6,113)	$ (1,500)

(11) Income Taxes (Continued)

Included in the increase in net deferred tax liabilities is the impact of the acquisition of Webster, which accounted for $5.4 million, representing the difference between the estimated fair values and the tax bases of the assets acquired and the liabilities assumed.

The Company reduced goodwill by approximately $1.3 million in fiscal 2011 and $1.4 million each year in 2010 and 2009 relating to the realization of deferred tax assets established as a result of the acquisition of the Borden Global Packaging business in fiscal 1996.

Valuation allowances reduced the deferred tax assets attributable to capital loss carryforwards, foreign tax credits carryforwards and foreign operating loss carryforwards to an amount that, based on all available information, is more likely than not to be realized. The net change in the valuation allowance from October 31, 2010 to October 31, 2011 was a decrease of $0.8 million. The decrease primarily resulted from capital loss carryforwards that were fully reserved which expired in fiscal 2011 of $0.8 million. The net change in the valuation allowance from October 31, 2009 to October 31, 2010 was a decrease of $1.3 million. The change included a decrease of $1.4 million of operating loss carryforwards that were fully reserved which resulted from the liquidation of the Company's subsidiary in Italy in fiscal 2010, a decrease of $0.3 million in capital loss carryforwards that were fully reserved which expired in fiscal 2010 and a decrease of $0.1 million relating to the utilization of net operating loss carryforwards in the foreign operations during fiscal 2010. These decreases were offset by an increase of $0.2 million in the valuation allowance for foreign tax credits as a result of the Company's review of the future utilization of these credits and an increase of $0.3 million resulting from fluctuations in statutory tax rates and foreign exchange.

Net operating loss carryforwards, capital loss carryforwards, foreign tax credits and alternative minimum tax credits, before valuation allowances, at October 31, 2011 expire as follows:

	Related Tax Amount	Deferred Tax Asset	Expiration Date
	(in thousands)		
Loss carryforwards:			
Federal net operating loss	$29,487	$10,320	Fiscal 2028 - 2031
State net operating loss	35,728	1,857	Fiscal 2014 - 2031
Foreign net operating loss:			
New Zealand	3,073	1,014	Indefinite
Total net operating loss carryforwards	$68,288	$13,191	
Capital loss carryforwards:			
U.S.	$20,737	$ 8,169	Fiscal 2013
Canada	240	30	Indefinite
Total capital loss carryforwards	$20,977	$ 8,199	
Tax credit carryforwards:			
Foreign tax credits	$ 4,160	$ 4,160	Fiscal 2015 - 2021
Alternative minimum tax credit	5,635	5,635	Indefinite
Total tax credit carryforwards	$ 9,795	$ 9,795	

(11) Income Taxes (Continued)

The benefits of these carryforwards are dependent on the taxable income in those jurisdictions in which they arose, and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized. Management believes that it is more likely than not that the Company's deferred tax assets, net of existing valuation allowances, at October 31, 2011 will be realized.

A reconciliation of the provision for income taxes on income from continuing operations to that which would be computed at the statutory rate of 35% for each of the fiscal years 2011, 2010 and 2009, is as follows:

	For the Year Ended October 31,		
	2011	2010	2009
		(in thousands)	
Provision at statutory rate(1)	$(5,065)	$ (339)	$(17,298)
State tax provision, net of federal tax benefit	(99)	23	(1,625)
True-up of prior year tax returns	(50)	(239)	455
Foreign taxes paid	(162)	(386)	(133)
Foreign net operating losses expired	—	(1,371)	—
Capital losses expired	(818)	(256)	—
Net valuation allowances reversed	818	1,321	—
Non-taxable gain on bargain purchase	2,910	—	—
Net tax on foreign dividend	—	(187)	—
Other, net	383	(58)	(393)
Provision for income taxes from continuing operations	$(2,083)	$(1,492)	$(18,994)

As with most companies, the Company's income tax returns are periodically audited by domestic and foreign tax authorities. These audits include questions regarding tax filing positions, including the timing and amount of deductions taken. At any time, multiple tax years are subject to audit by various tax authorities. A number of years may elapse before a particular tax position, for which a reserve has been established, is audited and fully resolved. When the actual result of a tax settlement differs from the Company's estimated reserve for a tax position, the Company adjusts the tax contingency reserve and income tax provision. For purposes of intraperiod allocation, the Company includes changes in reserves for uncertain tax positions related to discontinued operations in continuing operations.

As of October 31, 2011 and 2010, the Company's liabilities for unrecognized tax benefits for uncertain tax positions related to certain federal deductions taken for tax purposes and state income taxes, including interest and penalties, were $38,000 and $48,000, respectively, and are included in other long term liabilities in the consolidated balance sheets. The Company classifies interest and penalties on uncertain tax position as a component of the provision for income taxes. Interest and penalties recognized in the provision for income taxes were $3,450, $20,740, and $5,100 during fiscal 2011, 2010 and 2009, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, sixteen U.S. states and various foreign jurisdictions. Tax years ended October 31, 2010, 2009 and 2008 remain open, of which fiscal 2009 has been selected for examination by the Internal Revenue Service during fiscal 2012. The Company is currently under examination by three states for the tax years ended October 31, 2005

(11) Income Taxes (Continued)

through October 31, 2009. Tax years ended October 31, 2009, 2008 and 2007 remain open for ten states. Three states are open for the tax years ended October 31, 2009 which was the initial year of filing. With limited exception, the Company is no longer subject to examination by states for years beginning prior to 2004. Additionally, tax years 2005 through 2010 remain open and subject to examination by the governmental agencies in the Company's various foreign jurisdictions. The Company does not anticipate any adjustments that would have a material effect on its consolidated financial statements.

Cash paid for income taxes during fiscal 2011, 2010 and 2009 was approximately $0.9 million, $0.7 million and $2.3 million, respectively. No taxes were paid by the Company's discontinued operations for the three years ended October 31, 2011.

(12) Commitments and Contingencies

Capital Lease Commitments:

During the second quarter of fiscal 2009, the Company entered into a transaction with General Electric Capital Corporation ("GE Capital"), whereby GE Capital purchased certain of the Company's manufacturing equipment for $7.0 million and leased the equipment back to the Company under two six-year capital leases. The interest rates on the capital leases range from 3.9% to 8.5% with a weighted average rate of 5.78%. The current portion of these obligations is included in accrued liabilities and the long-term portion is included in other long-term liabilities in the consolidated balance sheets. As a result of the capital lease treatment, the equipment remained a component of property, plant and equipment in the Company's consolidated balance sheet and will continue to be depreciated. No gain or loss was recognized related to this transaction.

During the fourth quarter of fiscal 2011, the Company entered into a three year capital lease with EMC Corporation for network servers for approximately $254,000. The interest rate on the capital lease is 5.75%. The current portion of this obligation is included in accrued liabilities and the long-term portion is included in other long-term liabilities in the consolidated balance sheet.

Under the terms of the capital leases, the payments are as follows:

For the years ending October 31,	Capital Leases
2012	$1,478
2013	1,478
2014	1,455
2015	578
2016	—
Total minimum lease payments	4,989
Less: Amounts representing interest	474
Present value of minimum lease payments	4,515
Less: Current portion of obligations under capital leases	1,247
Long-term portion of obligations under capital leases	$3,268

(12) Commitments and Contingencies (Continued)

Interest paid as part of the capitalized lease obligations was approximately $0.3 million, $0.3 million and $0.2 million during fiscal 2011, 2010 and 2009, respectively.

Operating Lease Commitments:

The Company has lease agreements for several of its facilities and certain of its equipment expiring at various dates through March 31, 2020. Rental expense under all leases was $5.6 million, $5.3 million and $6.8 million for fiscal 2011, 2010 and 2009, respectively. The Company also paid $0.3 million and $0.8 million during fiscal 2011 and 2010, respectively, in rental payments related to its Cartersville and Fontana facilities, which amounts were recorded as a reduction in restructuring reserve contained in accrued liabilities and long-term liabilities in the consolidated balance sheet (see Note 3). Rental income under all non-cancellable subleases was $0.6 million, $0.5 million and $0.5 million for fiscal 2011, 2010 and 2009, respectively.

Under the terms of noncancellable operating leases with terms greater than one year (including the rental payments for the Cartersville and Fontana facilities), the minimum rental, excluding the provision for real estate taxes, is as follows:

For the years ending October 31,	Operating Leases	Sublease Income
	(in thousands)	
2012	$ 7,643	$382
2013	6,314	120
2014	5,497	120
2015	3,384	90
2016	2,202	—
Thereafter	3,071	—
Total minimum lease payments	$28,111	$712

Claims and Lawsuits:

The Company and its subsidiaries are subject to claims and lawsuits which arise in the ordinary course of business. On the basis of information presently available and advice received from counsel representing the Company and its subsidiaries, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits against the Company will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Letters of Credit

As of October 31, 2011, the Company had approximately $0.5 million outstanding in stand-by letters of credit issued under the Credit Facility. These letters expire on various dates during fiscal 2012. All of the letters contain a feature that automatically renews the letter for an additional year if no cancellation notice is submitted. These letters of credit are being maintained as security.

Employment Contracts:

The Company has employment agreements with each of the following employees of the Company: J. Brendan Barba, Paul M. Feeney, John J. Powers, Paul C. Vegliante, Robert Cron, Lawrence R. Noll and Linda N. Guerrera. Each November 1st, these agreements are extended for successive periods of

(12) Commitments and Contingencies (Continued)

one year, unless either party gives written notice to the other at least 180 days prior to the expiration of the then current term that it does not wish to extend the agreement beyond the term. The employment agreements also include terms relating to severance upon termination or a change of control, confidentiality, non-competition, non-solicitation and other customary provisions.

John J. Powers, and Paul C. Vegliante are the sons-in-law of the Company's Chairman, President and Chief Executive Officer, J. Brendan Barba. Additionally, Mr. Barba and Robert Cron are cousins. Linda N. Guerrera is the daughter-in-law of Paul M. Feeney, the Company's Executive Vice President, Finance and Chief Financial Officer.

(13) Segment and Geographic Information

The Company's operations are conducted within one business segment, the production, manufacture and distribution of plastic packaging products, primarily for the food/beverage, industrial and agricultural markets. The Company operates in the United States and Canada. The geographical assets and operating results reported within the Other Foreign operations primarily represent tax refunds and intercompany interest income in the Company's New Zealand subsidiary and the wind down of the Company's liquidated operations in Italy.

Income from operations includes all costs and expenses directly related to the geographical area, including intercompany interest income and expense. Identifiable assets are those used in the operations of those geographical areas.

Information about the Company's operations by geographical area, with United States and Canada stated separately, as of and for the years ended October 31, 2011, 2010 and 2009, respectively, is as follows:

	North America		Other	Discontinued	
	United States	Canada	Foreign	Operations	Total
			(in thousands)		
2011					
Sales—external customers	$900,611	$74,181	$ —	$—	$974,792
Intercompany sales	38,968	—	—	—	38,968
Gross profit	113,997	14,725	—	—	128,722
Operating income (loss)	18,834	6,465	(68)	—	25,231
Interest income	8	23	1	—	32
Interest expense	19,163	15	—	—	19,178
Depreciation and amortization	21,432	319	—	—	21,751
Provision for income taxes	695	1,388	—	—	2,083
Net income (loss)	9,043	3,514	(169)	—	12,388
Provision for losses on accounts receivable and inventories	129	(66)	—	—	63
Geographical area assets	392,859	22,758	52	—	415,669
Goodwill	3,697	3,174	—	—	6,871
Capital expenditures	14,499	—	—	—	14,499

(13) Segment and Geographic Information (Continued)

	North America		Other	Discontinued	
	United States	Canada	Foreign	Operations	Total
	(in thousands)				
2010					
Sales—external customers	$733,503	$67,067	$ —	$ —	$800,570
Intercompany sales	36,646	—	—	—	36,646
Gross profit	98,755	11,319	—	—	110,074
Operating income (loss) from continuing operations	12,411	3,318	(9)	—	15,720
Interest income	8	7	1	—	16
Interest expense	15,181	25	—	—	15,206
Depreciation and amortization	20,596	299	—	—	20,895
Provision for income taxes	593	899	—	—	1,492
Net (loss) income	(1,620)	1,116	(19)	(43)	(566)
Provision for losses on accounts receivable and inventories	103	232	—	—	335
Geographical area assets	328,817	21,883	96	—	350,796
Goodwill	4,961	3,174	—	—	8,135
Capital expenditures	15,680	224	—	—	15,904

	North America		Other	Discontinued	
	United States	Canada	Foreign	Operations	Total
	(in thousands)				
2009					
Sales—external customers	$685,364	$59,455	$ —	$ —	$744,819
Intercompany sales	29,374	—	—	—	29,374
Gross profit	150,178	10,258	—	—	160,436
Operating income (loss) from continuing operations	57,591	2,851	(55)	—	60,387
Interest income	15	17	3	—	35
Interest expense	15,720	29	—	—	15,749
Depreciation and amortization	18,785	273	—	—	19,058
Provision for income taxes	18,644	350	—	—	18,994
Net income	29,424	824	181	1,099	31,528
Provision for losses on accounts receivable and inventories	940	191	—	—	1,131
Geographical area assets	339,660	19,701	97	612	360,070
Goodwill	6,340	3,174	—	—	9,514
Capital expenditures	23,748	98	—	—	23,846

(13) Segment and Geographic Information (Continued)

Net sales by product line are as follows:

	For the Year Ended October 31,		
	2011	2010	2009
		(in thousands)	
Custom films	$340,193	$275,825	$240,182
Stretch (pallet) wrap	311,563	245,232	217,999
Food contact	140,912	120,038	119,307
PROformance® films	74,004	65,137	77,804
Canliners	52,231	44,192	42,476
Printed and converted films	11,283	9,660	9,659
Other products and specialty films	44,606	40,486	37,392
Total	$974,792	$800,570	$744,819

The Company has revised the fiscal 2010 and fiscal 2009 presentation to conform with the fiscal 2011 presentation to rename the product line of polyvinyl chloride wrap to food contact, to add the product line of canliners previously included within other products and specialty films, and to reclass certain product lines contained within other products and specialty films to food contact.

(14) Accumulated Other Comprehensive Income

The accumulated balances at October 31, related to each component of accumulated other comprehensive income (loss) are as follows:

	2011	2010	2009
		(in thousands)	
Foreign currency translation adjustments	$ 3,647	$ 3,334	$2,493
Unrecognized prior service cost and actuarial losses related to Canadian pension plan, net of tax	(1,629)	(1,214)	(972)
Total accumulated other comprehensive income	$ 2,018	$ 2,120	$1,521

The accumulated other comprehensive loss related to the Company's pension plans is net of tax benefits of $0.6 million, $0.4 million and $0.4 million at October 31, 2011, 2010 and 2009, respectively.

(15) Related Party Transactions

During fiscal 2011, 2010 and 2009, $20,203, $45,381 and $120,773, respectively, was paid to Warshaw, Burstein Cohen, Schlesinger and Kuh, LLP, one of the Company's outside legal counsel, in which Paul E. Gelbard is of counsel. Mr. Gelbard retired from the Company's Board of Directors on April 12, 2011. At October 31, 2011 and 2010, the Company owed $0 and $6,925, respectively, to Warshaw, Burstein Cohen, Schlesinger and Kuh, LLP.

During fiscal 2011, 2010 and 2009, $367,335, $78,264 and $278,000, was paid to Skadden, Arps, Slate, Meagher and Flom LLP, one of the Company's outside legal counsel, in which the brother of the Company's Vice President and Controller is a partner. At October 31, 2011 and 2010, the Company owed $123,000 and $0, respectively, to Skadden, Arps, Slate, Meagher and Flom LLP.

(15) Related Party Transactions (Continued)

During fiscal 2011, 2010 and 2009, $57,525, $61,790 and $107,180, was paid to D.E. Smith Corp., a company owned by the son-in-law of the Chief Financial Officer and brother-in-law of the Vice President and Controller, for the production of the Company's Annual Report and the production of marketing brochures. At October 31, 2011 and 2010, the Company owed $18,750 and $0, respectively, to D.E. Smith Corp.

During fiscal 2011, 2010 and 2009, $54,668, $38,784 and $72,855, was paid to Omni Products, a company owned by the cousin of the Chief Executive Officer, for printing costs. At October 31, 2011 and 2010, the Company owed $0 and $4,081, respectively, to Omni Products.

During fiscal 2011, 2010 and 2009 the Company sold $543,658, $542,428 and $501,627 of product, respectively, to Allstate Poly in which the brother of the Executive Vice President, Sales and Marketing is a partner. At October 31, 2011 and 2010, the Company was owed from Allstate Poly $121,601 and $98,282, respectively.

(16) Quarterly Financial Data (Unaudited)

	January 31,	April 30,	July 31,	October 31,
	(in thousands, except per share data)			
2011				
Net sales	$217,727	$248,540	$246,385	$262,140
Gross profit	$ 29,510	$ 29,870	$ 35,306	$ 34,036
Income (loss) from continuing operations	$ 1,065	$ (678)	$ 2,528	$ 9,473(A)
Net income (loss)	$ 1,065	$ (678)	$ 2,528	$ 9,473(A)
Basic Earnings (Loss) per Common Share:				
Income (loss) from continuing operations	$ 0.17	$ (0.11)	$ 0.43	$ 1.73
Net income (loss) per common share	$ 0.17	$ (0.11)	$ 0.43	$ 1.73
Diluted Earnings (Loss) per Common Share:				
Income (loss) from continuing operations	$ 0.17	$ (0.11)	$ 0.43	$ 1.72
Net income (loss) per common share	$ 0.17	$ (0.11)	$ 0.43	$ 1.72
2010				
Net sales	$157,170	$215,662	$204,870	$222,868
Gross profit	$ 18,045	$ 25,805	$ 33,623	$ 32,601
(Loss) income from continuing operations	$ (4,900)	$ (1,497)	$ 3,746	$ 2,128
Loss from discontinued operations	$ —	$ —	$ —	$ (43)
Net (loss) income	$ (4,900)	$ (1,497)	$ 3,746	$ 2,085
Basic (Loss) Earnings per Common Share:				
(Loss) income from continuing operations	$ (0.72)	$ (0.22)	$ 0.55	$ 0.34
(Loss) from discontinued operations	$ —	$ —	$ —	$ (0.01)
Net (loss) income per common share	$ (0.72)	$ (0.22)	$ 0.55	$ 0.33
Diluted (Loss) Earnings per Common Share:				
(Loss) income from continuing operations	$ (0.72)	$ (0.22)	$ 0.55	$ 0.34
(Loss) from discontinued operations	$ —	$ —	$ —	$ (0.01)
Net (loss) income per common share	$ (0.72)	$ (0.22)	$ 0.55	$ 0.33

Earnings per share are computed independently for each of the quarters presented.

(A) Includes $8.3 million gain on bargain purchase of a business.

AEP INDUSTRIES INC.

INDEX TO FINANCIAL STATEMENT SCHEDULES

SCHEDULE

II Valuation and Qualifying Accounts

Schedules other than those listed above have been omitted either because the required information is contained in the consolidated financial statements or notes thereto or because such schedules are not required or applicable.

AEP INDUSTRIES INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED OCTOBER 31, 2011

(in thousands)

	Balance at Beginning of Year	Atlantis Acquisition	Additions (Reversals) Charged to Operations	Deductions From Reserves	Other (b)	Balance at End of Year
YEAR ENDED OCTOBER 31, 2011:						
Allowance for doubtful accounts	$4,345	$ —	$ 54	$1,070	$ 4	$3,333
Inventories	$ 110	$ —	$ 9	$ 32	$ 2	$ 89
YEAR ENDED OCTOBER 31, 2010:						
Allowance for doubtful accounts	$5,214	$ —	$ 264	$1,151	$18	$4,345
Inventories	$ 36	$ —	$ 71	$ —	$ 3	$ 110
YEAR ENDED OCTOBER 31, 2009:						
Allowance for doubtful accounts	$3,434	$2,359(a)	$1,118	$1,722	$25	$5,214
Inventories	$ 811	$ (790)(a)	$ 13	$ —	$ 2	$ 36

The above table does not include discontinued operations.

(a) Related to the true-up of working capital.

(b) Represents foreign exchange effect

POWER OF ATTORNEY

Each person whose signature appears below hereby appoint J. Brendan Barba and Paul M. Feeney as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of each such person, individually and in each capacity stated below, one or more amendments to this annual report which amendments may make such changes in the report as the attorney-in-fact acting in the premises deems appropriate, to file any such amendment to the report with the Securities and Exchange Commission ("SEC"), and to take all other actions either of them deem necessary or advisable to enable the Company to comply with the rules, regulations and requirements of the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEP INDUSTRIES INC.

Dated: January 17, 2012	By: /s/ J. BRENDAN BARBA J. Brendan Barba *Chairman of the Board,* *President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

AEP INDUSTRIES INC.

Dated: January 17, 2012	By: /s/ J. BRENDAN BARBA J. Brendan Barba *Chairman of the Board,* *President and Chief Executive Officer* *(principal executive officer)*
Dated: January 17, 2012	By: /s/ PAUL M. FEENEY Paul M. Feeney *Executive Vice President, Finance* *Chief Financial Officer and Director* *(principal financial officer)*
Dated: January 17, 2012	By: /s/ LINDA N. GUERRERA Linda N. Guerrera *Vice President, Controller* *(principal accounting officer)*
Dated: January 17, 2012	By: /s/ LAWRENCE R. NOLL Lawrence R. Noll *Director*

Dated: January 17, 2012

By: /s/ KENNETH AVIA
Kenneth Avia
Director

Dated: January 17, 2012

By: /s/ ROBERT T. BELL
Robert T. Bell
Director

Dated: January 17, 2012

By: /s/ IRA M. BELSKY
Ira M. Belsky
Director

Dated: January 17, 2012

By: /s/ RICHARD E. DAVIS
Richard E. Davis
Director

Dated: January 17, 2012

By: /s/ FRANK P. GALLAGHER
Frank P. Gallagher
Director

Dated: January 17, 2012

By: /s/ LEE C. STEWART
Lee C. Stewart
Director

INDEX TO EXHIBITS

Exhibit number	Exhibit description	Filed/Furnished herewith	Incorporated by reference Form	Period ending	Exhibit number	Filing date
**2.1	Asset Purchase Agreement, dated as of September 27, 2011, by and among CI Holdings Corp., Chelsea Industries, Inc., Bes-Pak & Company, Inc., FESC Corp., RSMC, Inc. and AEP Industries Inc.		8-K		2.1	09/27/11
2.2	First Amendment to Asset Purchase Agreement, dated as of October 14, 2011, by and among CI Holdings Corp., Chelsea Industries, Inc., Bes-Pak & Company, Inc., FESC Corp., RSMC, Inc. and AEP Industries Inc.	X				
3.1	Restated Certificate of Incorporation of AEP Industries Inc. (the "Company")		10-Q	04/30/97	3(a)	06/13/97
3.2	Fifth Amended and Restated By-Laws of the Company		8-K		3.1	02/16/10
3.3	Form of Certificate of Designations of Series A Junior Participating Preferred Stock of AEP Industries Inc.		8-K		3.1	03/31/11
4.1	Indenture (8.25% senior notes due 2019), dated as of April 18, 2011, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee		8-K		4.1	04/18/11
4.2	First Supplemental Indenture (8.25% senior notes due 2019), dated as of April 18, 2011, between the Company and The Bank of New York Mellon (f/k/a The Bank of New York), as trustee		8-K		4.4	04/18/11
4.3	Form of 8.25% Senior Note due 2019		8-K		4.2	04/18/11
4.4	Registration Rights Agreement (8.25% senior notes due 2019), dated April 18, 2011, by and among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC		8-K		4.3	04/18/11
4.5	Amended and Restated Loan and Security Agreement, dated October 30, 2008, by and among the Company, Wachovia Bank N.A., as Agent, and the financial institutions party thereto		8-K		4	11/05/08
4.6	Exhibits and Schedules to Amended and Restated Loan and Security Agreement dated October 30, 2008		10-Q	01/31/10	4.1	03/12/10
4.7	Rights Agreement, dated March 31, 2011, by and between AEP Industries Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent		8-K		4.1	03/31/11
*10.1	Amended and Restated 2005 Stock Option Plan of the Company		10-K	10/31/08	10.1	01/27/09
*10.2	Form of Performance Unit Grant Agreement under the AEP Industries Inc. 2005 Stock Option Plan		8-K		10.1	06/20/06

Exhibit number	Exhibit description	Filed/Furnished herewith	Incorporated by reference			
			Form	Period ending	Exhibit number	Filing date
*10.3	Form of Performance Unit Grant Agreement under the AEP Industries Inc. 2005 Stock Option Plan, for 409A compliance		10-K	10/31/08	10.3	01/27/09
*10.4	Form of Stock Option Agreement (Employees) under the AEP Industries Inc. 2005 Stock Option Plan		8-K		10.4	05/10/06
*10.5	Form of Stock Option Agreement (Directors) under the AEP Industries Inc. 2005 Stock Option Plan		8-K		10.5	05/10/06
*10.6	2005 Employee Stock Purchase Plan of the Company, As Amended		10-K	10/31/09	10.6	01/14/10
*10.7	1995 Stock Option Plan of the Company		S-8, (No. 33-58747)		4	04/21/95
*10.8	Form of Management Incentive Plan of the Company		Schedule 14A		Annex A	02/27/08
*10.9	Summary of Non-Employee Director Compensation		8-K		10.2	05/10/06
10.10	Lease, dated as of March 20, 1990, between the Company and Phillips and Huyler Assoc., L.P.		10-K	10/31/90	10(aa)	01/29/91
*10.11	Employment Agreement, effective as of November 1, 2004, between the Company and J. Brendan Barba		8-K		10.1	05/13/05
*10.12	Employment Agreement, effective as of November 1, 2004, between the Company and Paul M. Feeney		8-K		10.2	05/13/05
*10.13	Employment Agreement, effective as of November 1, 2004, between the Company and John J. Powers		8-K		10.3	05/13/05
*10.14	Employment Agreement, effective as of November 1, 2004, between the Company and Paul C. Vegliante		8-K		10.5	05/13/05
*10.15	Employment Agreement, effective as of November 1, 2004, between the Company and Lawrence R. Noll		8-K		10.6	05/13/05
*10.16	Employment Agreement, effective as of November 1, 2008, between the Company and Linda N. Guerrera		10-K	10/31/08	10.17	01/27/09
*10.17	Form of Amendment to Employment Agreement, between the Company and each of J. Brendan Barba, Paul M. Feeney, John J. Powers, Paul C. Vegliante and Linda N. Guerrera, for 409A compliance, effective December 2008		10-K	10/31/08	10.18	01/27/09

Exhibit number	Exhibit description	Filed/Furnished herewith	Incorporated by reference			
			Form	Period ending	Exhibit number	Filing date
10.18	Letter Agreement, dated February 12, 2010, among AEP Industries Inc., KSA Capital Management, LLC, Daniel D. Khoshaba and each of the other persons set forth on the signature pages thereto		8-K		10.1	02/16/10
10.19	Purchase Agreement, dated August 5, 2010, among AEP Industries Inc., KSA Capital Management, LLC, Daniel D. Khoshaba and each of the other persons set forth on the signature pages thereto.		8-K		10.1	08/09/10
10.20	Purchase Agreement for the Company's 8.25% Senior Notes due 2019, dated April 7, 2011		10-Q	04/30/11	10.1	06/09/2011
21	List of subsidiaries of the Company at January 17, 2012	X				
23	Consent of KPMG LLP	X				
24	Power of Attorney (set forth on signature page)	X				
31.1	Section 302 Certification—CEO	X				
31.2	Section 302 Certification—CFO	X				
32.1	Section 906 Certification—CEO	X				
32.2	Section 906 Certification—CFO	X				
101.INS	XBRL Instance Document	X				
101.SCH	XBRL Taxonomy Extension Schema Document	X				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	X				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X				

* A management contract or compensatory arrangement required to be filed.

** The schedules and appendices to the foregoing have been omitted. A copy of any omitted schedule or appendix will be furnished to the Securities and Exchange Commission supplementally upon request.

Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 17, 2012

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries (NZ) Limited	New Zealand
3.	AEP Industries Packaging (Espana) SA	Spain
4.	AEP Industries Finance Inc.	United States

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
AEP Industries Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-58747, 33-58743, and 333-121710) on Form S-8 of AEP Industries Inc. of our report dated January 17, 2012, with respect to the consolidated balance sheets of AEP Industries Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 31, 2011, which report appears in the October 31, 2011 Annual Report on Form 10-K of AEP Industries Inc.

Our report refers to a change in the method of accounting for business combinations.

Our report, dated January 17, 2012, on the effectiveness of internal control over financial reporting as of October 31, 2011, contains an explanatory paragraph that states AEP Industries Inc. acquired substantially all of the assets and assumed certain liabilities of Webster Industries on October 14, 2011. Management has excluded from its assessment of the effectiveness of AEP Industries Inc.'s internal control over financial reporting as of October 31, 2011, Webster Industries' internal control over financial reporting associated with total assets of $51.4 million and total liabilities of $19.9 million included in the consolidated balance sheet of the Company at October 31, 2011, and net sales of $6.1 million included in the consolidated statement of operations of the Company for the year ended October 31, 2011. Our audit of internal control over financial reporting of AEP Industries Inc. also excluded an evaluation of the internal control over financial reporting of Webster Industries.

/S/ KPMG LLP

Short Hills, New Jersey
January 17, 2012

Exhibit 31.1

AEP INDUSTRIES INC.

CEO SECTION 302 CERTIFICATION

I, J. Brendan Barba, certify that:

1. I have reviewed this Annual Report on Form 10-K for the twelve months ended October 31, 2011 of AEP Industries Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 17, 2012

/s/ J. BRENDAN BARBA

J. Brendan Barba
Chief Executive Officer

Exhibit 31.2

AEP INDUSTRIES INC.

CFO SECTION 302 CERTIFICATION

I, Paul M. Feeney, certify that:

1. I have reviewed this Annual Report on Form 10-K for the twelve months ended October 31, 2011 of AEP Industries Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 17, 2012

/s/ PAUL M. FEENEY

Paul M. Feeney
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AEP Industries Inc. (the "Company") on Form 10-K for the twelve months ended October 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Brendan Barba, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 17, 2012

/S/ J. BRENDAN BARBA

J. Brendan Barba
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AEP Industries Inc. (the "Company") on Form 10-K for the twelve months ended October 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul M. Feeney, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 17, 2012

/s/ PAUL M. FEENEY

Paul M. Feeney
Chief Financial Officer